UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TWINLAB CONSOLIDATED HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

Mr. David Still

c/o One Fishers Road

Pittsford, New York 14534

Telephone (585) 340-1200

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons B. Thomas Golisano
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 88,711,241
	8	Shared Voting Power 253,271,167
	9	Sole Dispositive Power 88,711,241
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 88,711,241
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30%
14	Type of Reporting Person IN

1	Names of Reporting Persons Golisano Holdings LLC
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 88,711,241
	8	Shared Voting Power 253,271,167
	9	Sole Dispositive Power 88,711,241
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 88,711,241
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30%
14	Type of Reporting Person OO

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Twinlab Consolidated Holdings, Inc., a Nevada corporation with its principal offices at 632 Broadway, Suite 201, New York, New York 10012 (the “Company”).

Item 2. Identity and Background.

This Schedule 13D is filed by B. Thomas Golisano and Golisano Holdings LLC, a New York limited liability company (collectively, the “Reporting Persons”). The principal business of Golisano Holdings LLC is to engage in any and all lawful purposes, and the address of its principal office is One Fishers Road, Pittsford, New York 14534. Mr. Golisano is the sole member of Golisano Holdings LLC. The business address of Mr. Golisano is One Fishers Road, Pittsford, New York 14534. Mr. Golisano is Chairman of Paychex, Inc., a provider of payroll, human resource, and benefits outsourcing services, with an address of 911 Panorama Trail South, Rochester, New York 14625. Mr. Golisano is a citizen of the United States.

During the last five years neither of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the purchase was personal funds.

Item 4. Purpose of the Transaction.

The securities reported on herein were acquired on October 5, 2015, in connection with a Securities Purchase Agreement dated as of October 2, 2015, by and between the Golisano Holdings LLC and the Company. The Securities Purchase Agreement is filed herewith as Exhibit A hereto. The securities reported on herein are held for the purpose of investment.

The Reporting Persons have no present plans to acquire additional securities of the Company; provided that the Reporting Persons have the right to acquire beneficial ownership of additional securities under a conditional Common Stock Purchase Warrant dated October 5, 2015 (the “Warrant”) that is intended to maintain Golisano Holdings LLC’s proportional ownership of the Company’s issued and outstanding Common Stock at thirty percent (30%) following each future issuance of shares of Common Stock pursuant to the conversion, exercise or exchange of certain currently outstanding securities of the Company held by third-parties (the “Outstanding Securities”). The purchase price for any shares of Common Stock issuable upon exercise of the Warrant is $.001 per share, and the Warrant is exercisable immediately and up to and including the date which is sixty (60) days after the later to occur of the termination, expiration, conversion, exercise or exchange of all of the Outstanding Securities and the Company’s delivery of notice thereof to Golisano Holdings LLC. The Warrant is also subject to customary adjustments upon any recapitalization, capital reorganization or reclassification, consolidation, merger or transfer of all or substantially all of the assets of the Company. In addition, if any payments are made to a holder of an Outstanding Warrant in consideration for the termination of or agreement not to exercise such Outstanding Warrant, Golisano Holdings LLC will be entitled to equal treatment. A copy of the Warrant is filed herewith as Exhibit B hereto.

Pursuant to a Voting Agreement between the Company, Golisano Holdings LLC, Thomas A. Tolworthy (“TAT”), Little Harbor, LLC (“LH”), Great Harbor Capital, LLC (“GH”) and the David L. Can Andel Trust U/A dated November 30, 1993 (the “DVA Trust”) dated as of October 5, 2015 (the “Golisano Voting Agreement”), TAT, LH, GH and the DVA Trust agreed to vote their shares, for so long as Golisano Holdings LLC continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock (including shares of Common Stock issued or issuable upon exercise of the Warrant), to ensure that the size of the Board of Directors of the Company (the “Board”) shall be set and remain at seven (7) directors from October 5, 2015 and continuing thereafter until December 31, 2015, and shall be set and remain at six (6) directors from January 1, 2016 and thereafter, and to ensure that two persons designated by Golisano Holdings LLC (collectively the “Golisano Designees”), shall be elected to the Board. One of the initial Golisano Designees is B. Thomas Golisano and the other will be appointed by Golisano Holdings LLC at a later date. A copy of the Golisano Voting Agreement is filed herewith as Exhibit C hereto.

Pursuant to a separate Voting Agreement between the Company, GH, Golisano Holdings LLC, TAT, LH and the DVA Trust, dated October 2, 2015 (the “Great Harbor Voting Agreement”), Golisano Holdings LLC, TAT, LH and the DVA Trust agreed to vote their shares, for so long as GH continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock, to ensure that the size of the Board shall be set and remain at seven (7) directors from October 5, 2015 and continuing thereafter until December 31, 2015, and shall be set and remain at six (6) directors from January 1, 2016 and thereafter, and to ensure that two persons designated by GH (collectively the “Great Harbor Designees”), shall be elected to the Board. One of the initial Great Harbor Designees is David L. Van Andel and the other will be appointed by GH at a later date. A copy of the Great Harbor Voting Agreement is filed herewith as Exhibit D hereto.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

a)	The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons are 88,711,241 shares. The 88,711,241 shares beneficially owned by the Reporting Persons represent approximately 30% of the total shares of Common Stock outstanding as of October 5, 2015. The percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons is based upon 295,704,136 shares issued and outstanding as of October 5, 2015.
b)	Subject to the obligation to vote the shares beneficially owned by the Reporting Persons on certain specific matters pursuant to the Great Harbor Voting Agreement as discussed above, the Reporting Persons have the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 88,711,241 shares of Common Stock. Pursuant to the Golisano Voting Agreement, the Reporting Persons have the sole power to vote or to direct the vote of 295,704,136 shares of Common Stock as to the election of two persons to the Board.
c)	Except as disclosed herein, neither of the Reporting Persons have effected any transaction in the shares of Common Stock during the last 60 days.
d)	None.
e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are entitled to certain rights with respect to the registration of the securities of the Company under the Securities Act of 1933 pursuant to a Registration Rights Agreement that the Company entered into with Golisano Holdings LLC on October 5, 2015. A copy of the Registration Rights Agreement is filed herewith as Exhibit E hereto.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A.	Securities Purchase Agreement, dated as of October 2, 2015, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC.

B.	Common Stock Purchase Warrant, dated October 5, 2015, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC.

C.	Voting Agreement, dated as of October 5, 2015, among Twinlab Consolidated Holdings, Inc., Golisano Holdings LLC, and Thomas A. Tolworthy, Little Harbor, LLC, Great Harbor Capital, LLC and the David L. Van Andel Trust U/A dated November 30, 1993.

D.	Voting Agreement, dated as of October 2, 2015, among Twinlab Consolidated Holdings, Inc., Great Harbor Capital, LLC and Golisano Holdings LLC, Thomas A. Tolworthy, Little Harbor, LLC, and the David L. Van Andel Trust U/A dated November 30, 1993.

E.	Registration Rights Agreement, dated as of October 5, 2015, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC.

F.	A written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Exchange Act.

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2015	/s/ B. Thomas Golisano
B. Thomas Golisano

Golisano Holdings LLC

Dated: October 15, 2015	By:	/s/ B. Thomas Golisano
B. Thomas Golisano, Member

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of October 2, 2015 (the “Execution Date”), by and between Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”), and Golisano Holdings LLC, a New York limited liability company (the “Purchaser”).

Recitals

A.         The Company and the Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, if necessary, Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “Commission”) under the Securities Act.

B.         The Purchaser wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, 88,711,241 shares of common stock (the “Closing Shares”), par value $0.001 per share (the “Common Stock”) of the Company which constitutes as of immediately following the Closing (as defined below) thirty percent (30%) of the Company’s issued and outstanding Common Stock and a Common Stock Purchase Warrant (the “Warrant”) to purchase additional shares of Common Stock in substantially the form attached hereto as Exhibit A. The shares of Common Stock issuable upon exercise of or otherwise pursuant to the Warrant collectively are referred to herein as the “Warrant Shares” and together with the Closing Shares, the “Shares.”

C.         Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B (as amended, modified, restated or supplemented from time to time, the “Registration Rights Agreement”) pursuant to which, among other things, the Company will agree to provide certain registration rights with respect to the Shares under the Securities Act and the rules and regulations promulgated thereunder and applicable state securities laws, and will agree to provide certain other rights to the Purchaser.

D.         Contemporaneously with the execution and delivery of this Agreement, the Company, certain of the Company’s stockholders (the “Voting Stockholders”) and the Purchaser are executing and delivering a Voting Agreement, substantially in the form attached hereto as Exhibit C (as amended, modified, restated or supplemented from time to time, the “Voting Agreement”), pursuant to which the Voting Stockholders have agreed to vote their shares of Common Stock in favor of electing the Purchaser’s nominee to the Company’s Board of Directors and certain other matters.

Now, Therefore, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

Article 1

DEFINITIONS

1.1         Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

“Acquisition” means the acquisition by the Company of all of the issued and outstanding membership or other equity interests of the Target Company as contemplated by the Acquisition Agreement.

“Acquisition Agreement” means collectively, (a) the Option Agreement, (b) the Option Notice dated August 13, 2015, executed by the Company and delivered to the Target Company and (c) the Unit Purchase Agreement dated September 2, 2014 (including the Disclosure Schedules and Exhibits thereto), as amended, among the Company, the Target Company and its members.

“Acquisition Documents” means the Acquisition Agreement and the annexes and exhibits attached thereto, and any other documents or agreements executed in connection with the transactions contemplated thereunder.

“Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries or any of their properties or any officer, director or employee of the Company or any of its Subsidiaries acting in his or her capacity as an officer, director or employee of the Company or any of its Subsidiaries before or by any federal, state, county, local or foreign court, arbitrator, governmental or administrative agency, regulatory authority, stock market, stock exchange or trading facility.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 405. With respect to the Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as the Purchaser will be deemed to be an Affiliate of the Purchaser.

“Agreement” has the meaning set forth in the Preamble.

“Board of Directors” means the board of directors of the Company.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

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“Capstone Agreement” means (a) the Agreement for Limited Waiver of Non-Circumvention Provision, dated as of July 5, 2015 (the “Capstone Waiver Agreement”), whereby Capstone Financial Group, Inc. ("Capstone"), for a fee as set forth therein, agreed to provide the Company with a limited waiver of the “Noncircumvention Provision” (as defined in the Capstone Waiver Agreement) with respect to a particular “Investor” (as defined in the Capstone Waiver Agreement); and (b) the Compromise Agreement and Release, dated as of May 28, 2015 whereby, among other things, Capstone granted to the Company three separate contingent call option rights to acquire from Capstone, at a call option exercise price of $0.01 per share with respect to a number of shares of outstanding shares of Common Stock owned by Capstone.

“Closing” means the closing of the purchase by the Purchaser and sale by the Company of Shares to the Purchaser pursuant to this Agreement on the Closing Date as provided in Section 2.1(a) hereof.

“Closing Date” means the date on which the last to be satisfied or waived of the conditions set forth in Sections 2.1, 2.2, 5.1 and 5.2 (other than those to be satisfied at the Closing) shall have been satisfied or waived.

“Closing Shares” has the meaning set forth in the Recitals.

“Commission” has the meaning set forth in the Recitals.

“Common Stock” has the meaning set forth in the Recitals, and also includes any securities into which the Common Stock may hereafter be reclassified or changed.

“Common Stock Proportional Ownership” means on each date, the ratio, as of such date, of (i) the shares of Common Stock owned by Purchaser and its Affiliates on such date, to (ii) all shares of Common Stock which are issued and outstanding on such date. As of the Closing Date, the Purchaser’s Common Stock Proportional Ownership is 0.30.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Counsel” means Wilk Auslander LLP.

“Company Deliverables” has the meaning set forth in Section 2.2(a).

“Company’s Knowledge” means with respect to any statement made to the knowledge of the Company, that the statement is based upon the actual knowledge of the Company’s CEO and any officers of the Company who have responsibility for the matter or matters that are the subject of the statement, provided, however, that the CEO and such officers have conducted reasonable investigation and due inquiry of such matter or matters.

“Company Material Adverse Effect” means any state of facts, change, development, event, effect, condition, occurrence, action or omission that, individually or in the aggregate, has resulted in or would reasonably be expected to result in (a) a material adverse effect on the results of operations, assets, liabilities, business or financial condition of the Company and/or its Subsidiaries, taken as a whole, except that any of the following, either alone or in combination, shall not be deemed a Company Material Adverse Effect: (i) effects caused by changes or circumstances affecting general market conditions in the U.S. economy or which are generally applicable to the industry in which the Company and/or its Subsidiaries operates provided that such effects are not borne disproportionately by the Company and/or its Subsidiaries, (ii) effects resulting from or relating to the announcement or disclosure of the sale of the Securities or other transactions contemplated by this Agreement, or (iii) effects caused by any event, occurrence or condition resulting from or relating to the taking of any action in accordance with this Agreement; or (b) any inability of the Company to perform its obligations under this Agreement, any of the other Golisano Investment Documents or to consummate the Acquisition in accordance with the terms of the Acquisition Documents.

3

“Control” (including the terms “controlling”, “controlled” by or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Derivative Securities” means any securities of the Company which would entitle the holder thereof to acquire at any time shares of Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Disclosure Materials” means (a) the Disclosure Schedules and (b) the SEC Reports, provided, however, that (i) any information contained in any part of any SEC Reports shall not be deemed to be an exception to any representation or warranty by the Company in Section 3.1 unless the relevance of such item as an exception is reasonably apparent on its face and (ii) in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are predictive or forward looking in nature that are included in any part of any SEC Report be deemed to be an exception to any representation or warranty, or, as applicable, a disclosure for purposes of, any provision in this Agreement.

“Disclosure Schedules” means the disclosure schedules attached to this Agreement.

“Disposition” has the meaning set forth in Section 4.12.

“Environmental Laws” has the meaning set forth in Section 3.1(l).

“Evaluation Date” has the meaning set forth in Section 3.1(v).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

"Excluded Securities" means (a) any shares of Common Stock issued pursuant to the "Qualified Derivative Securities" which are referred to in the Warrant, (b) any shares of Common Stock issued pursuant to an employee and director stock incentive plan approved by the Board of Directors and (c) any shares of Common Stock that are issued contemporaneously with the surrender of outstanding shares by Thomas A. Tolworthy for no consideration.

“Execution Date” has the meaning set forth in the Preamble.

“FDA” has the meaning set forth in Section 3.1(o).

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“Future Equity Issuance” has the meaning set forth in Section 4.14(a).

“Future Equity Issuance Notice” has the meaning set forth in Section 4.14(b).

“GAAP” means U.S. generally accepted accounting principles, as applied by the Company.

“Great Harbor Securities Purchase Agreement” means that certain Stock Purchase Agreement dated October 1, 2015 between the Company and Great Harbor Capital, LLC, pursuant to which Great Harbor Capital, LLC agreed to purchase 41,379,310 shares of Common Stock for a purchase price of $12,000,000.

“Great Harbor Equity Financing Documents” means the Great Harbor Securities Purchase Agreement and the annexes and exhibits attached thereto, and any other documents or agreements executed in connection with such document.

“Great Harbor Equity Financing Transactions” means the transactions contemplated by the Great Harbor Equity Financing Documents.

“Golisano Investment Documents” means this Agreement, the Registration Rights Agreement, the Voting Agreement, the Warrant, the Irrevocable Transfer Agent Instructions, the annexes and exhibits attached hereto and thereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court or other tribunal); or (d) self-regulatory organization.

“Indemnified Person” has the meaning set forth in Section 4.8(b).

“Intellectual Property” has the meaning set forth in Section 3.1(r).

“Irrevocable Transfer Agent Instructions” means, with respect to the Company, the Irrevocable Transfer Agent Instructions, in the form of Exhibit D, executed by the Company and delivered to and acknowledged in writing by the Transfer Agent.

“Lien” means any lien, charge, claim, encumbrance, security interest, priority, right or preferential treatment of any kind, right of first refusal, preemptive right or other restrictions of any kind.

“Material Contract” means any contract of the Company or any Subsidiary that has been filed or is required to be filed as an exhibit to the SEC Reports pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K (including, for purposes hereof, any contracts that are required to be filed as an exhibit to a Form 10).

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“Material Permits” has the meaning set forth in Section 3.1(p).

"New Securities” means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

“New York Courts” means the state and federal courts sitting in the State of New York.

“Option Agreement” means the Option Agreement dated September 2, 2014 (including the Disclosure Schedules and Exhibits thereto), as amended by Amendment No.1 dated July 13, 2015, Amendment No. 2 dated July 14, 2015, Amendment No. 3 dated July 15, 2015, Amendment No. 4 dated July 16, 2015 and Amendment No. 5 dated July 17, 2015, each of which are among the Company, the Target Company and its members.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal, applicable to the Company or the Purchaser.

“Outside Date” means November 15, 2015.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Pre-Equity Issuance Notice” has the meaning set forth in Section 4.14(b).

“Principal Trading Market” means the Trading Market on which the Common Stock is primarily listed on or quoted for trading, which, as of the date of this Agreement and the Closing Date, shall be the OTC Bulletin Board.

“Press Release” has the meaning set forth in Section 4.6.

“Public Information Failure” has the meaning set forth in Section 4.3(b).

“Public Information Failure Payments” has the meaning set forth in Section 4.3(b).

“Purchase Price” means $25,000,000.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Deliverables” has the meaning set forth in Section 2.2(b).

“Purchaser Party” has the meaning set forth in Section 4.8(a).

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Regulation D” has the meaning set forth in the Recitals.

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“Reporting Period” has the meaning set forth in Section 4.3(a).

“Required Approvals” has the meaning set forth in Section 3.1(e).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SEC Reports” has the meaning set forth in Section 3.1(h).

“Secretary’s Certificate” has the meaning set forth in Section 2.2(a)(vii).

“Securities” means the Closing Shares and the Warrant.

“Securities Act” has the meaning set forth in the Recitals.

“Shares” has the meaning set forth in the Recitals.

“Short Sales” include, without limitation, (a) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (b) sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

“Solvent” means the Company (a) owns property whose fair saleable value is greater than the amount required to pay all of the Company’s liabilities (including contingent liabilities, discounted by the probability of such debts becoming due and payable), (b) is able to pay all of its liabilities as such liabilities become due and (c) has capital sufficient to carry on its business and transactions and all business and transactions in which it is about to engage.

“Stock Certificates” has the meaning set forth in Section 2.2(a)(vi).

“Subsidiary” means any entity in which the Company, directly or indirectly, owns capital stock or holds an equity or similar interest.

“Target Company” means Organic Holdings, LLC, a Delaware limited liability company.

“Target Material Adverse Effect” means any state of facts, change, development, event, effect, condition, occurrence, action or omission that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a material adverse effect on the results of operations, assets, liabilities, business or financial condition of the Target Company and/or its Subsidiaries, taken as a whole, except that any of the following, either alone or in combination, shall not be deemed a Target Material Adverse Effect: (i) effects caused by changes or circumstances affecting general market conditions in the U.S. economy or which are generally applicable to the industry in which the Target Company and/or its Subsidiaries operates provided that such effects are not borne disproportionately by the Target Company and/or its Subsidiaries, (ii) effects resulting from or relating to the announcement or disclosure of the Acquisition or other transactions contemplated by the Acquisition Agreement, or (iii) effects caused by any event, occurrence or condition resulting from or relating to the taking of any action in accordance with the Acquisition Agreement or its ability to consummate the transactions contemplated by the Acquisition Agreement.

7

“Tolworthy Share Surrender Transaction” means that Thomas A. Tolworthy shall have surrendered to the Company for no consideration 53,892,009 shares of Common Stock pursuant to a surrender agreement that is in form and substance satisfactory to Purchaser in its sole discretion.

“Trading Affiliate” has the meaning set forth in Section 3.2(h).

“Trading Day” means (i) a day on which the Common Stock is listed or quoted and traded on its Principal Trading Market (unless the Principal Trading Market is the OTC Bulletin Board or the “pink sheets”), or (ii) if the Common Stock is not listed on a Trading Market (other than the OTC Bulletin Board or the OTC QB, OTC QX or “pink sheets” tier of the OTC Markets Group, Inc.), a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not quoted on any Trading Market (other than the OTC QB, OTC QX or “pink sheets” tier of the OTC Markets Group, Inc.), a day on which the Common Stock is quoted in the over-the-counter market as reported by the OTC QB, OTC QX or “pink sheets” tier of the OTC Markets Group, Inc. (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE-MKT, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the OTC Bulletin Board, the OTC QB, OTC QX or “pink sheets” tier of the OTC Markets Group, Inc. (or any similar organization or agency succeeding to its functions of reporting prices) on which the Common Stock is listed or quoted for trading on the date in question.

“Transaction Documents” means the Acquisition Documents, the Great Harbor Equity Financing Documents and the Golisano Investment Documents.

“Transactions” means collectively (a) the Acquisition, (b) the Great Harbor Equity Financing Transaction, (c) the Tolworthy Share Surrender Transaction, (d) the transactions contemplated hereby and (e) the payment of fees and expenses related thereto and hereto.

“Transfer Agent” means West Coast Stock Transfer, Inc., or any successor transfer agent for the Company.

“Voting Agreement” has the meaning set forth in the Recitals.

“Voting Stockholders” has the meaning set forth in the Recitals.

“Warrant” has the meaning set forth in the Recitals.

8

“Warrant Shares” has the meaning set forth in the Recitals.

Article 2

PURCHASE AND SALE

2.1         Closing.

(a)          Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, the Purchaser agrees to purchase from the Company, and the Company agrees to sell to the Purchaser, the Securities at the Purchase Price.

(b)          Closing. The Closing of the purchase and sale of the Securities shall take place remotely by exchange of documents delivered by facsimile transmission or other electronic means as the parties may mutually agree.

(c)          Purchase Price Payment; Issuance of Stock Certificate. On the Closing Date, (i) the Purchaser shall wire an amount equal to the Purchase Price, in United States dollars and in immediately available funds, by wire transfer to the Company’s account, as set forth in instructions previously provided to the Purchaser, and (ii) the Company shall irrevocably instruct the Transfer Agent to deliver to the Purchaser one or more stock certificates, free and clear of all restrictive and other legends except as expressly provided in Section 4.1(b) hereof or in the Golisano Investment Documents, evidencing the Closing Shares and the Company shall issue to the Purchaser the Warrant executed on behalf of the Company by an authorized officer of the Company and registered in the name of the Purchaser.

2.2         Closing Deliveries.

(a)          Company Deliverables. On or prior to the Closing, the Company shall issue, deliver or cause to be delivered to the Purchaser the following (the “Company Deliverables”):

(i)          this Agreement, duly executed by the Company;

(ii)         the Warrant duly executed by the Company;

(iii)        the Voting Agreement, duly executed by the Company and the Voting Stockholders;

(iv)        the Registration Rights Agreement, duly executed by the Company;

(v)         the documentary evidence required by Sections 5.1(g), 5.1(h), 5(i), 5(j), and 5.1(k);

(vi)        a copy of the duly executed Irrevocable Transfer Agent Instructions delivered to the Transfer Agent, relating to the issuance of stock certificates, free and clear of all restrictive and other legends except as provided in Section 4.1(b) hereof or the Golisano Investment Documents, evidencing the Closing Shares subscribed for by the Purchaser hereunder to be registered in the Purchaser’s name (the “Stock Certificate”) with the original Stock Certificate to be delivered to the address set forth in Section 6.3 following the Closing;

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(vii)       a certificate of the Secretary of the Company (the “Secretary’s Certificate”), dated as of the Closing Date, (a) certifying the resolutions adopted by the Board of Directors of the Company or a duly authorized committee thereof approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Securities, (b) certifying the current versions of the articles of incorporation, as amended, and bylaws of the Company and (c) certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company, in the form attached hereto as Exhibit E;

(viii)      a certificate evidencing the formation and good standing of the Company issued by the Secretary of State of the State of Nevada, as of a date within five (5) days of the Closing Date;

(ix)         a certificate evidencing the Company’s qualification as a foreign corporation and good standing issued by the Secretary of State of the State of New York as of a date within five days of the Closing Date; and

(xi)         a certified copy of the Articles of Incorporation, as certified by the Secretary of State of the State of Nevada, as of a date within ten (10) days of the Closing Date;

(xii)        a compliance certificate, dated as of the Closing Date and signed by the Company’s Chief Executive Officer, certifying to the fulfillment of the conditions specified in Sections 5.1(a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (k), (l) and (m), provided that (m) may be based on the CEO’s actual knowledge, in substantially the form attached hereto as Exhibit F; and

(xiii)       a legal opinion of Company Counsel, dated as of the Closing Date and in substantially the form attached hereto as Exhibit G, executed by such counsel and addressed to the Purchaser.

(b)          Purchaser Deliverables. On or prior to the Closing, the Purchaser shall deliver or cause to be delivered to the Company the following (the “Purchaser Deliverables”):

(i)          this Agreement, duly executed by the Purchaser;

(ii)         the Registration Rights Agreement duly executed by the Purchaser;

(iii)        the Voting Agreement duly executed by the Purchaser; and

(iv)        the Purchase Price in United States dollars and in immediately available funds, by wire transfer to the Company’s account as previously provided to the Purchaser.

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Article 3

REPRESENTATIONS AND WARRANTIES

3.1         Representations and Warranties of the Company. The Company hereby represents and warrants as of Execution Date and the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date), to the Purchaser that, except as disclosed in the Disclosure Materials, which shall be deemed a part hereof and shall qualify only the representations made by the Company herein which specifically reference the applicable Disclosure Materials and then only to the extent of the applicable disclosure made in such Disclosure Materials:

(a)          Subsidiaries. The Company has no direct or indirect Subsidiaries other than Twinlab Consolidation Corporation, a Delaware corporation, Twinlab Holdings, Inc., a Michigan corporation, Twinlab Corporation, a Delaware corporation, ISI Brands Inc., a Michigan corporation, NutraScience Labs, Inc., a Delaware corporation, and NutraScience Labs IP Corporation, a Delaware corporation. Except as set forth on Section 3.1(a) of the Disclosure Schedules, the Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable, free of preemptive and similar rights to subscribe for or purchase securities and there are no commitments for the purchase or sale of, and no options, warrants or other rights to subscribe for or purchase, any securities of any such Subsidiary.

(b)          Organization and Qualification. The Company and each of its Subsidiaries is an entity duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, with the requisite corporate power and authority to own or lease and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its articles of incorporation or certificate of incorporation or bylaws or other organizational documents. The Company and each of its Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have a Company Material Adverse Effect, and no Action has been instituted, is pending, or, to the Company’s Knowledge, has been threatened in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c)          Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of the Transaction Documents to which the Company is a party and the consummation by it of the transactions contemplated hereby and thereby (including, but not limited to, the sale and delivery of the Securities) have been duly authorized by all necessary corporate action on the part of the Company, and no further corporate action is required by the Company, its Board of Directors or its stockholders in connection therewith other than in connection with the Required Approvals. Each of the Transaction Documents to which it is a party has been (or upon delivery will have been) duly executed by the Company and is, or when delivered in accordance with the terms hereof, will, constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application or insofar as indemnification and contribution provisions may be limited by applicable law.

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(d)          No Conflicts. The execution, delivery and performance by the Company of this Agreement and all of the other Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby or thereby (including, without limitation, the issuance of the Securities, the issuance of shares of Common Stock pursuant to the Great Harbor Equity Financing Transaction Documents and the consummation of the Acquisition) do not and will not (i) conflict with or violate any provisions of the Company’s or any Subsidiaries’ articles of incorporation, certificates of incorporation or bylaws or otherwise result in a violation of the organizational documents of the Company or any Subsidiary, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract or (iii) subject to the Required Approvals, result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any Subsidiary is subject (including federal and state securities laws and regulations and the rules and regulations, assuming the correctness of the representations and warranties made by the Purchaser herein, of any self-regulatory organization to which the Company or its securities are subject, including all applicable Trading Markets), or by which any property or asset of the Company or any Subsidiary is bound or affected), except in the case of clause (iii) would not individually or in the aggregate have a Company Material Adverse Effect.

(e)          Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents (including the issuance of the Securities), other than (i) the filing with the Commission of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) filings required by applicable state securities laws, (iii) the filing, if necessary, of a Notice of Sale of Securities on Form D with the Commission under Regulation D of the Securities Act, (iv) the filing of any requisite notices and/or application(s) to the Principal Trading Market for the issuance and sale of the Shares and the listing of the Shares for trading or quotation, as the case may be, thereon in the time and manner required thereby, (v) the filings required in accordance with Section 4.6 of this Agreement and (vi) those set forth in Section 3.1(e) of the Disclosure Schedules, all of which have been made or obtained prior to the Execution Date and copies of which have been provided to Purchaser (collectively, the “Required Approvals”).

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(f)          Issuance of the Securities.

(i)          The Securities have been duly authorized and, when issued and paid for in accordance with the terms of the Golisano Investment Documents, will be duly and validly issued, fully paid and non-assessable and free and clear of all Liens, other than restrictions on transfer provided for in the Golisano Investment Documents or imposed by applicable securities laws, and shall not be subject to preemptive or similar rights. The Company has reserved from its duly authorized capital stock the maximum number of shares of Common Stock which may be issued as Warrant Shares under the Warrant.

(ii)         Assuming the accuracy of the representations and warranties of the Purchaser in this Agreement, the Securities will be issued in compliance with all applicable federal and state securities laws.

(g)          Capitalization.

(i)          The authorized capital stock of the Company is as follows:

(A)      The authorized capital stock of the Company consists of (1) 5,000,000,000 shares of Common Stock, of which 219,505,594 shares are issued and outstanding, and (2) 5,000,000 shares of preferred stock, par value $0.0001 (“Preferred Stock”) of which no shares are outstanding.

(B)        Immediately following the Closing after giving effect to the Transactions, the authorized capital stock of the Company shall consist of (1) 5,000,000,000 shares of Common Stock, of which 295,704,136 shares will be issued and outstanding, and (2) 5,000,000 shares of Preferred Stock, of which no shares will be issued and outstanding.

(ii) (A) all of the issued and outstanding shares of capital stock of the Company are and immediately following the Closing will have been duly authorized, validly issued, fully paid and non-assessable, (B) all of the issued and outstanding shares of capital stock of the Company are and immediately following the Closing will have been issued in compliance with all applicable federal and state securities laws, (C) none of the issued and outstanding shares of capital stock of the Company have been and immediately following the Closing will have been issued in violation of any agreement, arrangement or commitment to which the Company or any of its Affiliates is a party or is subject to or in violation of any preemptive or similar rights of any Person. The issued and outstanding shares of capital stock in the Company immediately following the Closing will be held by the stockholders in the amounts shown in Section 3.1(g)(ii) of the Disclosure Schedules.

(iii)        Section 3.1(g)(iii) of the Disclosure Schedules sets forth, as of immediately following the Closing after giving effect to the transactions contemplated by this Agreement and the other Transaction Documents, all outstanding or authorized stock options and warrants relating to the capital stock of the Company. Except as set forth on Section 3.1(g)(iii) of the Disclosure Schedules, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of capital stock or any other interest in the Company or such Subsidiary, as applicable. Any warrants shown on Section 3.1(g)(iii) of the Disclosure Schedules as having been exercised are of no further force or effect, and the named holder of such exercised warrants has no further rights under such warrants.

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(iv)        The issuance and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. Except as set forth in the Great Harbor Securities Purchase Agreement, no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Golisano Investment Documents that have not been effectively waived as of the Closing.

(v)         Except for the Golisano Investment Documents and except as set forth on Section 3.1(g)(v) of the Disclosure Schedules, there are no voting trusts, stockholder agreements, proxies or other agreements, understandings or obligations in effect with respect to the voting, transfer or sale (including any rights of first refusal, rights of first offer or drag-along rights), issuance (including any pre-emptive or anti-dilution rights), redemption or repurchase (including any put or call or buy-sell rights), or registration (including any related lock-up or market standoff agreements) of any shares of capital stock or other securities of the Company.

(vi)        Except as set forth in Section 3.1(g)(vi) of the Disclosure Schedules, (A) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness of the Company or by which the Company is or may become bound; (B) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company; (C) there are no outstanding securities or instruments of the Company which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company; (D)  the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; (E) the Company does not have any agreements or arrangements pursuant to which Company warrants or other securities of the Company would be adjusted based on failure to meet any earnings or EBITDA targets; and (F) the Company has no liabilities or obligations required to be disclosed in the SEC Reports (including, for purposes hereof, any liabilities that are required to be disclosed in a Form 10-K) but not so disclosed in the SEC Reports except liabilities or obligations incurred in the ordinary course of business and consistent with past practice since the date of the last balance sheet included in the SEC Reports.

(h)          SEC Reports.

(i)          The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for twelve (12) months preceding and including the last day prior to the Execution Date or such shorter period as the Company was required by law or regulation to file such material (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.

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(ii)         As of their respective filing dates, or to the extent corrected by a subsequent amendment, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to Rule 144(i) under the Securities Act.

(iii)        Each of the Material Contracts to which the Company or any Subsidiary is a party or to which the property or assets of the Company or any of its Subsidiaries are subject has been filed (or incorporated by reference) as an exhibit to the SEC Reports. Without limiting the foregoing, to the extent not filed as an exhibit the Company has provided the Purchaser with true, correct and complete copies of all waivers and amendments to all debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness of the Company or by which the Company is or may become bound. The description of the Material Contracts, documents or other agreements contained in the SEC Reports (as the case may be) reflect in all material respects the terms of the underlying contract, document or other agreement. Each such Material Contract, document or other agreement is in full force and effect and is valid and enforceable by and against the Company or the Subsidiaries, as applicable, in accordance with its terms. Except as described in the SEC Reports, neither the Company nor any of its Subsidiaries is in default in the observance or performance of any term or obligation to be performed by it under any such agreement, and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event, individually or in the aggregate, would result in a Company Material Adverse Effect.

(iv)        To the Company’s Knowledge there is no event occurring on or prior to the Closing Date (other than the transactions contemplated by the Transaction Documents) that requires the filing of a Current Report on Form 8-K after the Closing.

(i)          Financial Statements. The consolidated financial statements of the Company and its consolidated Subsidiaries included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such consolidated financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries taken as a whole as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments which are not material either individually or in the aggregate.

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(j)          Tax Matters. The Company and each of its Subsidiaries (i) has prepared and filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, with respect to which adequate reserves have been set aside on the books of the Company or the applicable Subsidiary and (iii) has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except where the failure to so pay or file or set aside provisions for any such tax, assessment, charge or return would not have or reasonably be expected to have a Company Material Adverse Effect.

(k)          Material Changes. Since March 31, 2015, except as specifically disclosed in the SEC Reports, (i) there have been no events, occurrences or developments, either individually or in the aggregate that have had or would reasonably be expected to have a Company Material Adverse Effect, (ii) neither the Company nor any Subsidiary has incurred any material liabilities (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s consolidated financial statements pursuant to GAAP or to be disclosed in filings made with the Commission, (iii) the Company has not materially altered its method of accounting or the manner in which it keeps its accounting books and records, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock (other than in connection with repurchases of unvested stock issued to employees of the Company), (v) the Company has not issued any equity securities to any officer, director or Affiliate, except Common Stock issued in the ordinary course pursuant to existing Company stock option or stock purchase plans or executive and director corporate arrangements disclosed in the SEC Reports and (vi) there has not been any material change or amendment to, or any waiver of any material right under, any Material Contract under which the Company or any Subsidiary or any of their respective assets is bound or subject. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement, no event, liability or development has occurred or exists with respect to the Company or its business, properties, operations or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made that has not been publicly disclosed in the SEC Reports.

(l)          Environmental Matters. The Company (i) is not in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), (ii)  to the Company’s Knowledge does not own or operate any real property contaminated with any substance that is in violation of any Environmental Laws, (iii) is not liable for any off-site disposal or contamination pursuant to any Environmental Laws, and (iv) to the Company’s Knowledge is not subject to any claim relating to any Environmental Laws; which violation, contamination, liability or claim has had or would reasonably be expected to have a Company Material Adverse Effect; and there is no pending or, to the Company’s Knowledge, threatened investigation that might lead to such a claim.

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(m)          Litigation. There is no Action which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities, (ii) except as set forth on Section 3.1(m)(ii) of the Disclosure Schedules, involves a claim of violation of or liability under any federal, state, local or foreign laws governing the operations of the Company and its Subsidiaries, including without limiting the generality of the foregoing, laws regulating the protection of human health, including without limiting the generality of the foregoing, laws relating to the manufacture, processing, packaging, labeling, marketing, distribution, use, inspection, treatment, storage, disposal, transport or handling of the Company’s or its Subsidiaries’ products, and regulated or hazardous substances, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder, all as may be in effect from time to time and all successors, replacements and expansions thereof, (iii) involves injury to or death of any person arising from or relating to any of the products of the Company or its Subsidiaries or (iv) could, if there were an unfavorable decision, either individually or in the aggregate, have or reasonably be expected to result in a Company Material Adverse Effect. During the past five years, neither the Company nor any Subsidiary, nor to the Company’s Knowledge any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the Company’s Knowledge there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. During the past five years, the Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act.

(n)          Employment Matters. No material labor dispute exists or, to the Company’s Knowledge, is imminent with respect to any of the employees of the Company which would have or reasonably be expected to result in a Company Material Adverse Effect. None of the Company’s or any Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company, and neither the Company nor any Subsidiary is a party to a collective bargaining agreement, and the Company believes that its relationship with its employees is good. No executive officer of the Company (as defined in Rule 501(f) of the Securities Act) has notified the Company or any of its Subsidiaries that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary. To the Company’s Knowledge, no executive officer or key employee of the Company or any Subsidiary, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and to the Company’s Knowledge, the continued employment of each such executive officer or key employee does not subject the Company or any Subsidiary to any liability with respect to any of the foregoing matters, except, in each case, matters that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. The Company and each Subsidiary is in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not, individually or in the aggregate, result in, or reasonably be expected to result in, a Company Material Adverse Effect.

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(o)          Compliance. Neither the Company nor any of its Subsidiaries (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any of its Subsidiaries under or a violation of), any indenture, loan or credit agreement or any other Material Contract (whether or not such default or violation has been waived), (ii) is not in violation of any order of any court, arbitrator or governmental body having jurisdiction over the Company or any Subsidiary or their respective properties or assets and (iii) is or has been in violation of, or, except as set forth in Section 3.1(o) of the Disclosure Schedules, in receipt of notice that it is in violation of, any statute, rule or regulation of any governmental authority applicable to the Company, including without limitation, all applicable rules and regulations of the Food and Drug Administration (the “FDA”), and all applicable laws, statutes, ordinances, rules or regulations (including, without limitation, the Federal Food, Drug and Cosmetic Act of 1938, as amended and similar foreign laws and regulations) enforced by the FDA or equivalent foreign authorities, except in each case as would not, individually or in the aggregate, have or reasonably be expected to result in a Company Material Adverse Effect.

(p)          Regulatory Permits. The Company and each of its Subsidiaries possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct its business as described in the SEC Reports, including without limitation the FDA, except where the failure to possess such permits, individually or in the aggregate, has not had and would not have or would not reasonably be expected to result in a Company Material Adverse Effect (“Material Permits”). Neither the Company, nor any Subsidiary has received any notice of Actions relating to the revocation or modification of any such Material Permits and, to the Company’s Knowledge, there are no facts or circumstances that the Company or any Subsidiary would reasonably expect to give rise to the revocation or modification of any Material Permits.

(q)          Title to Assets. The Company and each of its Subsidiaries has good and marketable title to all real property and tangible personal property owned by it which is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens except liens of the Company’s senior and subordinated lenders as disclosed in the SEC Reports and except such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries and except for Liens for the payment of federal, state or other taxes for which appropriate reserves have been made in accordance with GAAP and the payment of which is not delinquent or subject to penalties. Any real property and facilities held under lease by the Company or any Subsidiary are held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made of such property and buildings by the Company and its Subsidiaries.

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(r)          Intellectual Property. The Company and each of its Subsidiaries owns, possesses, licenses or has other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark applications and registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual and proprietary rights and processes (collectively, the “Intellectual Property”) necessary or material for the conduct of its businesses as now conducted as described in the SEC Reports and, with respect to material activities, as now contemplated to be conducted as described in the SEC Reports and which the failure to so own, possess, license or have other rights to use would not have or reasonably be expected to result in a Company Material Adverse Effect. Except where any such violations or infringements would not have a Company Material Adverse Effect, (i) to the Company’s Knowledge, the Company’s or its Subsidiaries’ use of any such Intellectual Property in the conduct of its business as presently conducted as described in the SEC Reports and, with respect to material activities, as now contemplated to be conducted as described in the SEC Reports does not violate or infringe upon the patent, trademark, copyright, trade secret or other proprietary rights of any third parties; (ii) to the Company’s Knowledge, there is no infringement by third parties of any such Intellectual Property; (iii) there is no Action challenging the Company’s or any Subsidiary’s rights in or to any such Intellectual Property; (iv) there is no Action challenging the validity or scope of any such Intellectual Property; and (v) there is no Action that the Company or any Subsidiary infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of other. There is no pending or, to the Company’s Knowledge, threatened Action challenging the Company’s or any Subsidiary’s rights in or to any Intellectual Property, or challenging inventorship, validity or scope of any such Intellectual Property. The Company and each of its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of its and its Subsidiaries’ Intellectual Property, except where failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. None of the technology employed by the Company or any of its Subsidiaries has been obtained or is being used by the Company or any Subsidiary in violation of any contractual obligation binding on the Company or any Subsidiary or, to the Company’s Knowledge, any of its or its Subsidiaries’ officers, directors or employees or otherwise in violation of the rights of any Person, which violations would have or would reasonably be expected to have a Company Material Adverse Effect.

(s)          Insurance. The Company and each of its Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company believes to be prudent in the businesses and locations in which the Company and its Subsidiaries are engaged. Neither the Company nor any Subsidiary has received any notice of cancellation of any such insurance, nor to the Company’s Knowledge will it be unable to renew its existing insurance coverage for the Company or any Subsidiary as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

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(t)          Acquisition; Great Harbor Equity Financing; and Solvency.

(i)          A true, complete and correct executed copy of the Acquisition Documents and the Great Harbor Equity Financing Documents have been provided to the Purchaser. Except for any amendments or modifications as have been approved in writing by the Purchaser, the Acquisition Documents nor the Great Harbor Equity Financing Documents have been amended or modified, no such amendment or modification is contemplated, there are no side letters or other agreements, contracts or arrangements related to Acquisition or the Great Harbor Equity Financing Transactions other than as expressly set forth therein. The Acquisition Agreement and the Great Harbor Equity Financing Documents are in full force and effect and are the legal, valid, binding and enforceable obligations of the Company and, to the Company’s Knowledge, each of the other parties thereto, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and subject to general equitable principles (whether considered in a proceeding in equity or at law). There are no conditions or other contingencies related to the transactions contemplated by the Acquisition Agreement or the Great Harbor Equity Financing Documents other than as expressly set forth therein. No event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Company or, to the Company’s Knowledge, any other party thereto under the Acquisition Agreement or the Great Harbor Equity Financing Documents.

(ii)         To the Company’s Knowledge all of the representations and warranties made in the Acquisition Agreement by the Target and those Persons owning equity in the Target are true, correct and complete in all respects.

(iii)        Assuming the satisfaction of the conditions set forth in Article 5 of this Agreement, the Company has no reason to believe that any condition to the Closing will not be satisfied. Assuming the satisfaction of the conditions set forth in Article 5 of this Agreement the Company will have as of the Closing Date funds sufficient to pay the purchase price due the Persons holding equity interests in the Target.

(iv)        On the Closing Date and immediately after the consummation of the Transactions the Company and its Subsidiaries will be Solvent.

(u)          Transactions With Affiliates and Employees. Except as set forth in the SEC Reports, none of the executive officers or directors of the Company or any Subsidiary and, to the Company’s Knowledge, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors) that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act.

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(v)         Sarbanes-Oxley; Internal Accounting Controls. Except as disclosed below in this Section 3.1(v), the Company and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the Execution Date, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of Execution Date and as of the Closing Date.  The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries that are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and its Subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers that at the end of the period covered by that report, such disclosure controls and procedures were not effective. This was due to the Company's lack of documentation or testing and correction procedures of current internal control procedures. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries except that the Company has engaged an experienced public accountant to assist it in assessing the Company's controls and financials and consulted with a Sarbanes-Oxley consultant in order to assess the Company's timeline for full compliance.

(w)          Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any person or entity as a result of the transactions contemplated by this Agreement or any of the other Transaction Documents, no Person will have any valid right, interest or claim against or upon the Company or the Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company. The Company shall indemnify, pay, and hold the Purchaser harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any such right, interest or claim.

(x)          Private Placement. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement (without giving effect to any materiality qualifiers therein), no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchaser under the Golisano Investment Documents.

(y)          Registration Rights. Except as set forth in Section 3.1(y) of the Disclosure Schedules, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company. None of the Persons listed on Section 3.1(y) of the Disclosure Schedules has piggyback or other registration rights which would entitle them to have the shares of Common Stock held by them registered under a registration statement that the Company is required to file with the Commission for the Purchaser pursuant to the Registration Rights Agreement.

(z)          No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any “general solicitation” or “general advertising” (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities.

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(aa)         No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 (without giving effect to any materiality qualifiers therein), except as disclosed in the SEC Reports and except for the Great Harbor Equity Financing Transactions, neither the Company nor any Person acting on its behalf has, directly or indirectly, at any time within the past six (6) months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or shareholder approval provisions, including, without limitation, under the rules and regulations of any Trading Market on which any of the securities of the Company are listed or designated.

(bb)         Disclosure. All disclosure furnished by or on behalf of the Company to the Purchaser regarding the Company, its business and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company acknowledges and agrees that the Purchaser has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereto.

(cc)         Listing and Maintenance Requirements. The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to the Company’s Knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the 12 months preceding the Execution Date, received written notice from any Trading Market on which the Common Stock is listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be in compliance with all listing and maintenance requirements of the Principal Trading Market.

(dd)         Subsidiary Rights. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(ee)         Investment Company. The Company is not, and is not an Affiliate of, and immediately following the Closing, will not be an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

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(ff)         Application of Takeover Protections; Rights Agreements. The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s charter documents or the laws of the State of Nevada that is or could become applicable to the Purchaser as a result of the Purchaser and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including, without limitation, the Company’s issuance of the Securities and the Purchaser’s ownership of the Securities. The Company has not adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock or a change in control of the Company.

(gg)         Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its SEC Reports (including, for purposes hereof, any that are required to be disclosed in a Form 10) and is not so disclosed or that otherwise would have or could be reasonably expected to have a Company Material Adverse Effect.

(hh)         Acknowledgment Regarding the Purchaser’s Purchase of Securities. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by the Purchaser or its representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser’s purchase of the Securities.

(ii)         Foreign Corrupt Practices. Neither the Company nor the Subsidiaries, nor to the Company’s Knowledge, any agent or other person acting on behalf of the Company or any of the Subsidiaries, has: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended

3.2         Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of Execution Date and as of the Closing Date to the Company as follows:

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(a)          Organization; Authority. The Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite limited liability company power and authority to enter into and to consummate the transactions contemplated by the Golisano Investment Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder. The execution, delivery and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary limited liability company action on the part of the Purchaser. Each Golisano Investment Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application or insofar as indemnification and contribution provisions may be limited by applicable law.

(b)          No Conflicts. The execution, delivery and performance by the Purchaser of the Golisano Investment Documents to which it is a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (i) result in a violation of the Articles of Organization or the Operating Agreement of the Purchaser, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Purchaser is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Purchaser, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

(c)          Investment Intent. The Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and that it is acquiring the Securities as principal for its own account and not with a view to, or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities laws, provided, however, that by making the representations herein, the Purchaser does not agree to hold any of the Securities for any minimum period of time and reserves the right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such Securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. The Purchaser is acquiring the Securities hereunder in the ordinary course of its business. The Purchaser does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Securities (or any securities which are derivatives thereof) to or through any person or entity; the Purchaser is not a registered broker-dealer under Section 15 of the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

(d)          Purchaser Status. At the time the Purchaser was offered the Securities, it was, and at Execution Date, it is, an “accredited investor” as defined in Rule 501(a) under the Securities Act.

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(e)          General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.

(f)          Experience of the Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(g)          Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Disclosure Materials and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, officers of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Neither such inquiries nor any other investigation conducted by or on behalf of the Purchaser or its representatives or counsel shall modify, amend or affect the Purchaser’s right to rely on the truth, accuracy and completeness of the Disclosure Materials and the Company’s representations and warranties contained in the Golisano Investment Documents (as qualified by the Disclosure Materials).

(h)          Certain Trading Activities. Other than with respect to the transactions contemplated herein, since the time that the Purchaser was first contacted by the Company or any other Person regarding the transactions contemplated hereby, neither the Purchaser nor, to the knowledge of the Purchaser, any Affiliate of the Purchaser which (i) had knowledge of the transactions contemplated hereby, (ii) has or shares discretion relating to the Purchaser’s investments or trading or information concerning the Purchaser’s investments, including in respect of the Securities and (iii) is subject to the Purchaser’s review or input concerning such Affiliate’s investments or trading (collectively, “Trading Affiliates”) has directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser or Trading Affiliate, effected or agreed to effect any transactions in the securities of the Company (including, without limitation, any Short Sales involving the Company’s securities). Notwithstanding the foregoing, and except as otherwise provided in Section 4.12, neither the Purchaser nor any of its Trading Affiliates makes any representation, warranty or covenant hereby that it will not engage in Short Sales in the securities of the Company after the effectiveness of the Registration Statement.

(i)          Brokers and Finders. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or any Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Purchaser.

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(j)          Independent Investment Decision. The Purchaser has independently evaluated the merits of its decision to purchase Securities pursuant to the Golisano Investment Documents. The Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Securities constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

(k)          Reliance on Exemptions. The Purchaser understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Securities.

(l)          No Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(m)          Regulation M. The Purchaser is aware that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Common Stock and other activities with respect to the Common Stock by the Purchaser.

(n)          Residency. The Purchaser’s principal executive offices are in the State of New York.

(o)          Trading Market. The Purchaser acknowledges that the Securities are quoted over-the-counter, and that no securities issued by the Company are listed on a national securities exchange.

The Company and the Purchaser acknowledge and agree that no party to this Agreement has made or makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Article III and the Golisano Investment Documents.

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Article 4

OTHER AGREEMENTS OF THE PARTIES

4.1         Transfer Restrictions.

(a)          Compliance with Laws. Notwithstanding any other provision of the Golisano Investment Documents, the Purchaser covenants that the Shares, may only be disposed of pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state and federal securities laws. In connection with any transfer of the Shares other than (i) pursuant to an effective registration statement, (ii) to the Company, (iii) to an Affiliate of the Purchaser, (iv) pursuant to Rule 144 (provided that the Purchaser provides the Company with reasonable assurances (in the form of seller and broker representation letters if required) that the Securities may be sold pursuant to such rule) or Rule 144A, (v) pursuant to Rule 144 without the requirement that the Company be in compliance with the current public information requirements of Rule 144 and without other restriction following the applicable holding period or (vi) in connection with a bona fide pledge, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and the Registration Rights Agreement and shall have the rights of the Purchaser under this Agreement and the Registration Rights Agreement.

(b)          Legends. Certificates evidencing the Closing Shares and, upon issuance the Warrant Shares, shall bear any legend as required by the “Blue Sky” laws of any state and a restrictive legend in substantially the following form until such time as they are not required under Section 4.1(c) (and a stock transfer order may be placed against transfer of the certificates for the Securities):

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY.

In addition, if the Purchaser is an Affiliate of the Company, certificates evidencing the Shares issued to the Purchaser shall bear a customary “affiliates” legend.

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(c)          Removal of Legends. Subject to the Company’s right to request an opinion of counsel as set forth in Section 4.1(a), the legend set forth in Section 4.1(b) above shall be removable and the Company shall issue or cause to be issued a certificate without such legend or any other legend (except for any “affiliates” legend as set forth in Section 4.1(b)) to the holder of the applicable Shares upon which it is stamped if (i) such Shares are registered for resale under the Securities Act (provided that, if the Purchaser is selling pursuant to the effective registration statement registering the Shares for resale, the Purchaser agrees to only sell such Shares during such time that such registration statement is effective and not withdrawn or suspended, and only as permitted by such registration statement), (ii) such Shares are sold or transferred in compliance with Rule 144 (if the transferor is not an Affiliate of the Company), including without limitation in compliance with the current public information requirements of Rule 144 if applicable to the Company at the time of such sale or transfer, and the holder and its broker have delivered customary documents reasonably requested by the Transfer Agent and/or Company Counsel in connection with such sale or transfer, or (iii) such Shares are eligible for sale under Rule 144 without the requirement that the Company be in compliance with the current public information requirements of Rule 144 and without other restriction and Company Counsel has provided written confirmation of such eligibility to the Transfer Agent. Any fees (with respect to the Transfer Agent, Company Counsel or otherwise) associated with the removal of such legend shall be borne by the Company. At such time as a legend is no longer required for certain Shares, the Company will no later than three (3) Trading Days following the delivery by the Purchaser to the Company or the Transfer Agent (with concurrent notice and delivery of copies to the Company) of a legended certificate representing such Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, and together with such other customary documents as the Transfer Agent and/or Company Counsel shall reasonably request), deliver or cause to be delivered to the transferee of the Purchaser or the Purchaser, as applicable, a certificate representing such Shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4.1.

(d)          Irrevocable Transfer Agent Instructions. The Company shall issue Irrevocable Transfer Agent Instructions to its Transfer Agent, and any subsequent Transfer Agent. The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions or instructions consistent therewith or otherwise contemplated hereby or thereby or by the other Transaction Documents or such other documents as the Transfer Agent may request in connection with any such instructions will be given by the Company to its Transfer Agent in connection with this Agreement, and that the Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in and subject to the terms of this Agreement, the other Golisano Investment Documents and applicable law.

(e)          Acknowledgement. The Purchaser hereunder acknowledges its primary responsibilities under the Securities Act and accordingly will not sell or otherwise transfer the Shares or any interest therein without complying with the requirements of the Securities Act. Purchaser acknowledges that the delivery of the Irrevocable Transfer Agent Instructions and any removal of any legends from certificates representing the Shares as set forth in this Section 4.1 is predicated on the Company’s reliance upon the Purchaser’s acknowledgement in this Section 4.1(e).

4.2         Acknowledgment of Dilution. The Company acknowledges that the issuance of the Shares may result in dilution of the outstanding shares of Common Stock. The Company further acknowledges that its obligations under the Golisano Investment Documents, including without limitation its obligation to issue the Shares pursuant to the Golisano Investment Documents, are, subject to the terms and conditions expressly set forth in this Agreement, with respect to the Closing Shares, and the Warrant, with respect to the Warrant Shares, unconditional and absolute and not subject to any right of set-off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against the Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other stockholders of the Company.

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4.3         Furnishing of Information.

(a)          Until such time that the Purchaser no longer owns Securities (the “Reporting Period”), the Company covenants to maintain the registration of the Common Stock under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after Execution Date pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act. Without limiting any of the Company’s obligations under the Registration Rights Agreement, during the Reporting Period, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Purchaser and make publicly available in accordance with Rule 144(c) such information as is required for the Purchaser to sell the Shares under Rule 144. Without limiting any of the Company’s obligations under the Registration Rights Agreement, the Company further covenants that it will take such further action as any holder of the Shares may reasonably request, to the extent required from time to time to enable such Person to sell the Shares without registration under the Securities Act, including without limitation, within the requirements of the exemption provided by Rule 144.

(b)          At any time commencing on the Closing Date and ending at such time that all of the Shares may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company shall fail for any reason to satisfy the current public information requirement under Rule 144(c) (a “Public Information Failure”) then, in addition to the Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Securities, an amount in cash equal to two percent (2%) of the aggregate Purchase Price paid for the Shares held by the Purchaser on the day of a Public Information Failure and on every thirtieth (30th) day (pro-rated for periods totaling less than thirty days) thereafter until the earlier of (i) the date such Public Information Failure is cured, and (ii) such time that such public information is no longer required for the Purchaser to transfer the Shares pursuant to Rule 144. The payments to which a Purchaser shall be entitled pursuant to this Section 4.3(b) are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (A) the last day of the calendar month during which such Public Information Failure Payments are incurred and (B) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit the Purchaser’s right to pursue actual damages for the Public Information Failure, and the Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

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4.4         Form D and Blue Sky. The Company agrees to timely file a Form D with respect to the Securities as and if required under Regulation D and to provide a copy thereof to the Purchaser, if the Purchaser so requests in writing, promptly after such filing. The Company shall take such action as the Company shall reasonably determine is necessary in order to qualify the Securities for sale to the Purchaser at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), which, subject to the accuracy of the Company’s and the Purchaser’s representations and warranties set forth herein, shall consist of the submission of all filings and reports relating to the offer and sale of the Securities pursuant to Rule 506 of Regulation D required under applicable securities or “Blue Sky” laws of the states of the United States following the Closing Date, and shall provide evidence of any such action so taken to the Purchaser, if Purchaser so requests, in writing.

4.5         No Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that the Affiliates of the Company shall not, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchaser, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

4.6         Securities Laws Disclosure; Publicity. Within the time required by the Exchange Act, the Company will file a Current Report on Form 8-K with the Commission describing the terms of the Transaction Documents (and including as exhibits to such Current Report on Form 8-K the material Transaction Documents). From and after the filing of the Form 8-K, Purchaser shall not be in possession of any material, non-public information received from the Company or any of its respective officers, directors, employees or agents, that is not disclosed in the Form 8-K unless the Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company as described in this Section 4.6, to maintain the confidentiality of all disclosures made to it in connection with such transactions (including the existence and terms of such transactions).

4.7         Non-Public Information. Except with respect to the material terms and conditions of the Transactions, the Company shall not and shall cause each of its officers, directors, employees and agents, not to, provide any Purchaser with any information the Company believes is material, non-public information regarding the Company from and after the filing of the Press Release without the express written consent of the Purchaser, unless prior thereto the Purchaser shall have executed a written agreement regarding the confidentiality and use of such information.

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4.8         Indemnification.

(a)          Indemnification of the Purchaser. Subject to this Section 4.8, the Company will indemnify and hold the Purchaser and its managers, officers, members, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling Person (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any the Purchaser Party may suffer or incur, as a result of, relating to or arising out of (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Golisano Investment Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Golisano Investment Documents (except to the extent such action is based upon a breach of such Purchaser Party’s representations, warranties or covenants under this Agreement or in the other Golisano Investment Documents). The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by a Purchaser Party, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any Purchaser Party or any representative of any Purchaser Party.

(b)          Conduct of Proceedings Involving Indemnification. Promptly after receipt by any Person (the “Indemnified Person”) of notice of any demand, claim or circumstances which would or might give rise to a claim or the commencement of any Action in respect of which indemnity may be sought pursuant to Section 4.8(a), such Indemnified Person shall promptly notify the Company in writing and the Company shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person and the assumption of the payment of all fees and expenses; provided, however, that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is actually and materially prejudiced by such failure to notify. In any such Action, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; (ii) the Company shall have failed promptly to assume the defense of such Action and to employ counsel reasonably satisfactory to such Indemnified Person in such Action; or (iii) in the reasonable judgment of counsel to such Indemnified Person representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company shall not be liable for any settlement of any Action effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall not effect any settlement of any pending or threatened Action in respect of which any Indemnified Person is a party, unless such settlement includes an unconditional release of such Indemnified Person from all liability arising out of such Action.

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(c)          Other Indemnification Terms. The indemnification required by this Section 4.8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.9         Reservation of Shares of Common Stock. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue Shares pursuant to this Agreement and Warrant Shares pursuant to any exercise of the Warrant.

4.10       Listing of Securities. In the time and manner required by the Principal Trading Market, the Company shall prepare and file with such Trading Market any additional shares listing application that may be required by such Trading Market covering all of the Shares and shall use its commercially reasonable efforts to take all steps necessary to maintain, so long as any other shares of Common Stock shall be so listed, such listing.

4.11       Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder solely for funding the purchase price due from the Company under the Acquisition Agreement.

4.12       Dispositions and Confidentiality After Execution Date. The Purchaser shall not, and shall cause its Trading Affiliates not to: (a) sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to (collectively, a “Disposition”) the Shares; or (b) engage in any hedging or other transaction which is designed or could reasonably be expected to lead to or result in a Disposition of the Shares by the Purchaser or a Trading Affiliate, except, in each case, for Dispositions pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state and federal securities laws. In addition, the Purchaser agrees that for so long as it owns any Common Stock, it will not enter into any Short Sale of Shares executed at a time when the Purchaser has no equivalent offsetting long position in the Common Stock. For purposes of determining whether the Purchaser has an equivalent offsetting long position in the Common Stock, shares that the Purchaser is entitled to receive within sixty (60) days (whether pursuant to contract or upon conversion or exercise of convertible securities) will be included as if held long by the Purchaser. The Purchaser covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with it will engage in any transactions in the Company’s securities (including, without limitation, any Short Sales involving the Company’s securities) during the period from Execution Date until the earlier of such time as (i) the transactions contemplated by this Agreement are first publicly announced as described in Section 4.6 or (ii) this Agreement is terminated in full pursuant to Section 6.16. The Purchaser understands and acknowledges that the Commission currently takes the position that covering a short position established prior to effectiveness of a resale registration statement with shares included in such registration statement would be a violation of Section 5 of the Securities Act, as set forth in Division of Corporation Financing Compliance and Disclosure Interpretation 239.10 regarding short selling.

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4.13       Acquisition and Great Harbor Equity Financing Transactions.

(a)          The Company shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Acquisition Documents or the Great Harbor Equity Financing Documents without Purchaser’s prior written consent.

(b)          The Company shall give the Purchaser prompt notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach) by any party to the Acquisition Documents or the Great Harbor Equity Financing Documents; (ii) of the receipt of any written notice or other written communication from any Person with respect to (A) any breach, default, termination or repudiation by any party to the Acquisition Documents or the Great Harbor Equity Financing Documents , or (B) any dispute or disagreement between or among any parties to the Acquisition Documents or the Great Harbor Equity Financing Documents ; and (iii) if, for any reason, the Company believes in good faith that there is a dispute or disagreement between or among any parties to the Acquisition Documents or the Great Harbor Equity Financing Documents ..

4.14       Participation in Future Financing.

(a)          Upon any issuance by the Company of New Securities (other than the Excluded Securities) for cash consideration, Indebtedness or a combination thereof (a “Future Equity Issuance” ), the Purchaser shall have the right to participate in the Future Equity Issuance up to an amount equal to its Common Stock Proportional Ownership of the New Securities on the same terms, conditions and price provided for in the Future Equity Issuance. This right of participation in any Future Equity Issuance shall be in addition to the Purchaser’s right to purchase additional shares of Common Stock under the Warrant.

(b)          No less than fifteen (15) Business Days prior to the expected consummation of a Future Equity Issuance, the Company shall deliver to the Purchaser a written notice of its intention to effect a Future Equity Issuance (“Pre-Equity Issuance Notice”), which Pre-Equity Issuance Notice shall ask the Purchaser if it wants to review the details of such equity issuance (such additional notice, a “Future Equity Issuance Notice”). Upon the Purchaser’s request, and only upon a request by the Purchaser, for a Future Equity Issuance Notice, the Company shall within two days after such request, deliver to the Purchaser a Future Equity Issuance Notice. The Future Equity Issuance Notice shall describe in reasonable detail the proposed terms of the Future Equity Issuance, the amount of proceeds intended to be raised thereunder, the intended use of proceeds and the Person or Persons through or with whom such Future Equity Issuance is proposed to be effected and shall include as an attachment a term sheet or similar document relating thereto setting forth all of the material terms of the Future Equity Issuance.

(c)          If the Purchaser desires to participate in a Future Equity Issuance it must provide written notice to the Company by not later than 5:00 p.m. (New York City time) on the 10th Business Day after it has received the Future Equity Issuance Notice that such Purchaser is willing to participate in the Future Equity Issuance, and stating the amount of the Purchaser’s participation.

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(d)          If the Company does not receive from the Purchaser a request for a Future Equity Issuance Notice as of the deadline set forth in Section 4.14(b) above or if a request is made for the Future Equity Issuance Notice and the Company does not receive an election to participate in the Future Equity Issuance as of the deadline set forth in Section 4.14(c) above, then the Purchaser shall be deemed to have notified the Company that it does not elect to participate in the Future Equity Issuance pursuant to this Section 4.14.

(e)          If by 5:00 p.m. (New York City time) on the 10th Business Day after the Purchaser has received a Future Equity Issuance Notice, it does not receive a notification by the Purchaser of its willingness to participate in the Future Equity Issuance in an amount that is for the Purchaser’s full Common Stock Proportional Ownership amount of the New Securities being issued in the Future Equity Issuance, then the Company may effect the that portion of such Future Equity Issuance that could have been purchased by the Purchaser (together with the remaining balance of the Future Equity Issuance) on the terms and with those Persons set forth in the Future Equity Issuance Notice.

(f)          The Company and the Purchaser agree that if the Purchaser elects to participate in a Future Equity Issuance, the transaction documents related to the Future Equity Issuance shall not include any term or provision whereby the Purchaser shall be required to agree to any restrictions on trading as to any of the securities purchased pursuant to this Section 4.14 or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, this Agreement or any of the other Golisano Investment Documents, without the prior written consent of the Purchaser.

(g)          Notwithstanding anything to the contrary in this Section 4.14 and unless otherwise agreed to by the Purchaser, the Company shall either confirm in writing to the Purchaser that the transaction with respect to the Future Equity Issuance has been abandoned or shall publicly disclose its intention to issue the securities in the Future Equity Issuance, in either case in such a manner such that the Purchaser will not be in possession of any material, non-public information, by the twentieth (20th) Business Day following delivery of the Future Equity Issuance Notice. If by such twentieth (20th) Business Day, no public disclosure regarding a transaction with respect to the Future Equity Issuance has been made, and no notice regarding the abandonment of such transaction has been received by the Purchaser, then such transaction shall be deemed to have been abandoned and the Purchaser shall not be deemed to be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries that relates to the Future Equity Issuance.

Article 5

CONDITIONS PRECEDENT TO CLOSING

5.1         Conditions Precedent to the Obligations of the Purchaser to Purchase Securities at the Closing. The obligation of the Purchaser to acquire Securities at the Closing is subject to the fulfillment to the Purchaser’s satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by the Purchaser:

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(a)          Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date when made and as of the Closing Date, as though made on and as of such date, except for such representations and warranties that speak as of a different specified date.

(b)          Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Golisano Investment Documents to be performed, satisfied or complied with by it at or prior to the Closing.

(c)          No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(d)          Consents. The Company shall have obtained in a timely fashion any and all consents, permits, approvals, registrations and waivers necessary for consummation of the purchase and sale of the Securities at the Closing (including all Required Approvals, except for those set forth in clauses (i), (ii), (iii) and (v) of Section 3.1(e), which may be obtained after the Closing), all of which shall be and remain so long as necessary in full force and effect.

(e)           No Suspensions of Trading in Common Stock. The Common Stock shall not have been suspended, as of the Closing Date, by the Commission.

(f)           Company Deliverables. The Company shall have delivered the Company Deliverables in accordance with Section 2.2(a).

(g)          Tolworthy Surrender of Shares of Common Stock. The Tolworthy Share Surrender Transaction shall have been consummated, and Thomas A. Tolworthy shall have confirmed in writing to the Company and the Purchaser that he has no further right to purchase additional shares of Common Stock pursuant to any existing contractual agreement except for (i) shares that he may be eligible to receive pursuant to applicable employee stock incentive programs pursuant to his employment agreement with the Company, and (ii) any pre-emptive right agreement approved by both the Board and the Purchaser.

(h)          Amendments to Derivative Securities to Remove Anti-Dilution Adjustment. All Derivative Securities issued by the Company as of or prior to the Execution Date (including those issued by the Company in June 2015) shall be amended, on terms and conditions satisfactory to Purchaser in its sole discretion to remove any ratchet anti-dilution or similar provisions that would result in a price or share adjustment and copies of all such amendments shall have been provided to Purchaser and be satisfactory to Purchaser; provided, however this shall not apply to warrants originally represented by Warrant No. W-2 issued to Penta Mezzanine SBIC Fund I, LP on February 6, 2015 for the purchase of 4,960,740 shares of Common Stock, Warrant Nos. 2015-2 and 2015-3 issued to JL-BBNC Mezz Utah, LLC on January 22, 2015 for the purchase of 1,164,700 shares of Common Stock respectively, or Warrant No. 2015-13 issued to JL Properties, Inc. on April 30, 2015 for the purchase of 465,880 shares of Common Stock. Without limiting the foregoing, none of the Derivative Securities (other than the warrants originally represented by Warrant Nos. W-2, 2015-2, 2015-3, and 2015-13) shall have any anti-dilution adjustment as a result of the Transaction.

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(i)           Capstone Agreement Amendment. The Capstone Agreement shall have been amended in form and substance acceptable to Purchaser in its sole discretion and copy of the fully executed amendment shall have been provided to the Purchaser.

(j)           Consummation of Great Harbor Equity Financing. The Great Harbor Equity Financing Transactions shall have been consummated pursuant to the Great Harbor Equity Financing Documents without giving effect to any modifications, consents, amendments or waivers thereto unless the Purchaser shall have provided its written consent thereto, and the Company shall have provided Purchaser with duplicate copies of the executed Great Harbor Equity Financing Documents evidencing such consummation.

(k)          Consummation of Acquisition. The Acquisition shall have been (or, substantially contemporaneously with the Closing hereunder, will be) consummated pursuant to the Acquisition Agreement without giving effect to any modifications, consents, amendments or waivers thereto unless the Purchaser shall have provided its written consent thereto, and the Company shall have provided Purchaser with duplicate copies of the executed Acquisition Documents evidencing such consummation.

(l)           No Company Material Adverse Effect. Since March 31, 2015, there shall not have been any effect, change, condition, fact, development, occurrence or event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or its Subsidiaries.

(m)          No Target Company Material Adverse Effect. Since March 31, 2015, there shall not have been any effect, change, condition, fact, development, occurrence or event that has had, or would reasonably be expected to have, individually or in the aggregate, a Target Company Material Adverse Effect.

(n)          Due Diligence. Purchaser shall have completed and be satisfied in its sole discretion its financial, business and legal due diligence with respect to the Company and its Subsidiaries and the Target Company.

(o)          Debt Waiver and Amendments.

(i)          The Company shall have received waivers of any and all defaults or events of default under its credit facilities with MidCap Funding X Trust, Penta Mezzanine SBIC Fund I, L.P. and JL-Mezz Utah, LLC (f/k/a JL-BBNC Mezz Utah, LLC), and amendments to the credit agreements, loan agreements or any other agreements of any kind with such lenders, and fully executed copies thereof and waivers and amendments satisfactory in form and substance to the Purchaser shall be provided to the Purchaser.

(ii)         The Purchaser shall have received a certificate in the form of Exhibit H hereto executed by the Company’s General Counsel.

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(p)          Termination. This Agreement shall not have been terminated in accordance with Section 6.16 herein.

5.2         Conditions Precedent to the Obligations of the Company to sell Securities at the Closing. The Company’s obligation to sell and issue the Securities to the Purchaser at the Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a)          Representations and Warranties. The representations and warranties made by the Purchaser in Section 3.2 hereof shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date when made, and as of the Closing Date as though made on and as of such date, except for representations and warranties that speak as of a different specified date.

(b)          Performance. The Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Golisano Investment Documents to be performed, satisfied or complied with by the Purchaser at or prior to the Closing Date.

(c)          No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Golisano Investment Documents.

(d)          Purchaser Deliverables. The Purchaser shall have delivered its Purchaser Deliverables in accordance with Section 2.2(b).

(e)           Termination. This Agreement shall not have been terminated in accordance with Section 6.16 herein.

Article 6

MISCELLANEOUS

6.1         Fees and Expenses.

(a)          The Company shall pay and be responsible for all of its own fees and expenses, including its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by Company in connection with the negotiation, preparation, execution, delivery and performance of this Agreement.

(b)          Without regard to whether the Closing occurs, the Company shall pay and be responsible for all of Purchaser’s reasonable fees and expenses, including its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by Purchaser in connection with the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all of such fees and expenses incurred by Purchaser prior to the Closing, at the time of Closing and thereafter within ten (10) days following a request therefor by Purchaser which is accompanied by written invoice documenting in reasonable detail such fees and expenses of Purchaser (but not requiring detail time entries by the Purchaser's counsel). The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the sale and issuance of the Securities to the Purchaser.

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6.2         Entire Agreement. The Golisano Investment Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter thereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after the Closing, and without further consideration, the Company and the Purchaser will execute and deliver to the other such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Golisano Investment Documents.

6.3         Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service with next day delivery specified, or (b) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:	Twinlab Consolidated Holdings, Inc.
632 Broadway, Suite 201
New York, New York 10012
Attention: General Counsel

With a copy to (which shall not	Wilk Auslander LLP
constitute notice to the Company):	1515 Broadway
New York, New York, 10036
Attention: Joel I. Frank

If to the Purchaser:	Golisano Holdings LLC
One Fishers Road
Pittsford, New York 14534
Attention: B. Thomas Golisano, Member

With a copy to (which shall not	Woods Oviatt Gilman, LLP
constitute notice to the Purchaser):	Two State Street
Rochester, New York 14614
Attention: Gordon E. Forth

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

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6.4         Amendments; Waivers; No Additional Consideration. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

6.5         Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Golisano Investment Documents.

6.6         Successors and Assigns. The provisions of this Agreement shall inure to the benefit of and be binding upon the parties and their successors and permitted assigns. This Agreement, or any rights or obligations hereunder, may not be assigned by the Company without the prior written consent of the Purchaser (other than by merger or consolidation or to an entity which acquires the Company, including by way of acquiring all or substantially all of the Company’s assets). The Purchaser may assign its rights hereunder in whole or in part to any Person to whom the Purchaser assigns or transfers any Securities in compliance with the Golisano Investment Documents and applicable law, provided such transferee shall agree in writing to be bound, with respect to the transferred Securities, by the terms and conditions of this Agreement that apply to the “Purchaser.”

6.7         No Third-Party Beneficiaries. Except with respect to Section 4.8, which may be enforced by any Purchaser Party, this Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

6.8         Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof; provided, however, that, the laws of the State of Delaware will govern (i) whether a Target Material Adverse Effect has occurred, (ii) compliance with any representations regarding the Acquisition Documents and (iii) whether the Acquisition has been consummated in accordance with the terms of the Acquisition Documents. Each party agrees that all Actions concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Golisano Investment Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the New York Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Golisano Investment Documents), and hereby irrevocably waives, and agrees not to assert in any Action, any claim that it is not personally subject to the jurisdiction of any such New York Court, or that such Action has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Action by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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6.9         Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities. The agreements and covenants contained herein shall survive the Closing for the applicable statute of limitations.

6.10       Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

6.11       Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor and achieves that same or substantially the same effect or result, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

6.12       Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company and the Transfer Agent of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company and the Transfer Agent for any losses in connection therewith or, if required by the Transfer Agent, a bond in such form and amount as is required by the Transfer Agent. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities. If a replacement certificate or instrument evidencing any Securities is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

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6.13       Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Golisano Investment Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate.

6.14       Payment Set Aside. To the extent that the Company makes a payment or payments to Purchaser pursuant to any Golisano Investment Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.15       Adjustments in Share Numbers and Prices. In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the Execution Date, each reference in any Golisano Investment Document to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

6.16       Termination.

(a)          This Agreement may be terminated and the sale and purchase of the Securities abandoned at any time after the Execution Date and prior to the Closing by:

(i)          mutual written consent of the Company and the Purchaser; or

(ii)         either the Company or the Purchaser, upon written notice to the other, if the Acquisition Agreement is terminated at any time;

(iii)        either the Company or the Purchaser, upon written notice to the other, if the Closing has not been consummated on or prior to 5:00 p.m., New York City time, on the earlier of (i) the Outside Date, or (ii) October 30, 2015, unless the Purchaser has provided written consent to an extension in its sole discretion; provided, however, that the right to terminate this Agreement under this Section 6.16 shall not be available to any Person whose failure to comply with its obligations under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such time.

6.17       Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.16, this Agreement shall be of no further force or effect provided, however, that: (a) this Article 6 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any party from any liability for any breach of this Agreement or fraud or impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Golisano Investment Documents.

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In Witness Whereof, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

TWINLAB CONSOLIDATED HOLDINGS, INC.

By:	/s/ Thomas A. Tolworthy
Name:	Thomas A. Tolworthy
Title:	President and Chief Executive Officer

GOLISANO HOLDINGS LLC

By:	/s/ B. Thomas Golisano
Name:	B. Thomas Golisano
Title:	Member

EXHIBITS:

A:	Form of Warrant
B:	Form of Registration Rights Agreement
C:	Form of Voting Agreement
D	Irrevocable Transfer Agent Instructions
E:	Form of Secretary’s Certificate
F:	Form of Compliance Certificate
G:	Form of Legal Opinion
H:	Form of Section 5.1(o) Officer’s Certificate

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EXHIBIT A

Form of WARRANT

“THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. NO SALE OR DISPOSITION MAY BE EFFECTED WITHOUT (i) EFFECTIVE REGISTRATION STATEMENTS RELATED THERETO, (ii) AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATIONS ARE NOT REQUIRED, (iii) RECEIPT OF NO-ACTION LETTERS FROM THE APPROPRIATE GOVERNMENTAL AUTHORITIES, OR (iv) OTHERWISE COMPLYING WITH THE PROVISIONS OF SECTION 9 OF THE WARRANT UNDER WHICH THESE SECURITIES WERE ISSUED, DIRECTLY OR INDIRECTLY.”

No. _______	October 5, 2015 (“Issuance Date”)

TWINLAB CONSOLIDATED HOLDINGS, INC.

COMMON STOCK PURCHASE WARRANT

THIS CERTIFIES THAT, for value received, TWINLAB CONSOLIDATED HOLDINGS, INC., a Nevada corporation (the “Company”), grants to GOLISANO HOLDINGS LLC, a New York limited liability company (“GHL” and together with any successors and assigns “Holder”) the right to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), on the terms and conditions set forth herein. This Warrant is being issued pursuant to that certain Securities Purchase Agreement dated the date hereof (as amended from time to time the “Purchase Agreement”) by between the Company and GHL.

This Warrant is intended to maintain, following each future issuance of shares of Common Stock pursuant to the conversion, exercise or exchange of any Qualified Derivative Securities (as defined below), the Holder’s proportional ownership of the Company’s issued outstanding Common Stock (“Common Stock Proportional Ownership”) so that it is the same thereafter as it was on the Issuance Date. On each date, the Holder’s Common Stock Proportional Ownership shall equal the ratio, as of such date, of (i) the shares of Common Stock acquired by GHL pursuant to the Purchase Agreement on the Closing Date (as defined therein) (which is 88,711,241 shares and subject to proportional and appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like), to (ii) all shares of Common Stock which are issued and outstanding on such date. As of the Issuance Date, the Holder’s Common Stock Proportional Ownership is 0.30. After the Issuance Date, if the number of shares of Common Stock of the Company which are issued and outstanding increases due to the issuance of shares of Common Stock pursuant to the conversion, exercise or exchange of Qualified Derivative Securities, then Holder shall be entitled to purchase under this Warrant a sufficient number of additional shares of Common Stock so that the ratio of the figures set forth in (i) to (ii) above as of such date returns to 0.30. Accordingly, this Warrant is exercisable upon each issuance of shares of Common Stock pursuant to a conversion, exercise or exchange of any Qualified Derivative Securities, or as otherwise specifically provided herein and on the terms and conditions set forth below.

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1.            Issue. Upon exercise of this Warrant in accordance with Section 6 below, the Company shall, subject to adjustment as provided in Section 7 below, issue to the Holder the number of fully paid and non-assessable shares of Common Stock specified in Section 2 below.

2.            Number of Shares of Common Stock. From and after the Issuance Date, the Holder shall be entitled to receive upon each exercise of this Warrant the number of shares of Common Stock computed according to the following formula:

A = (B x C) / (1-C)

Where,

A = the number of shares of Common Stock that may be purchased by the Holder upon each exercise of this Warrant,

B = the number of shares of Common Stock issued by the Company from time to time on and after the Issuance Date pursuant to a conversion, exercise or exchange of any Qualified Derivative Securities and with respect to which this Warrant has not previously been exercised, and

C = the Holder’s Issuance Date Common Stock Proportional Ownership which is 0.30.

Notwithstanding any provision contained in this Warrant to the contrary, the Company shall not issue fractional Warrant Shares (as defined below) upon exercise of this Warrant. If the Holder is entitled to purchase Warrant Shares hereunder and based on the foregoing formula the Holder would be entitled to purchase a fractional Warrant Share, then such purchase right shall be rounded up to the nearest whole number.

For example, if after the Issuance Date the Company issues 17,342,105 shares of Common Stock pursuant to the conversion, exercise or exchange of Qualified Derivative Securities, then the Holder shall be entitled to purchase 7,432,331 shares of Common Stock. If thereafter the Company issues another 403,509 shares pursuant to a conversion, exercise or exchange of any Qualified Derivative Securities, then the Holder shall be entitled to purchase another 172,933 shares of Common Stock. The table attached hereto as Exhibit D is hereby incorporated by reference.

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3.           Definitions. As used herein, the following terms apply:

(a)          “Derivative Securities” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

(b)          “Qualified Derivative Securities” means all Derivative Securities granted prior to the Issuance Date or which are issued in exchange for or in replacement of such Derivative Securities. The Company represents and warrants to the Holder that the Qualified Derivative Securities that are outstanding on the Issuance Date are set forth on Exhibit A hereto.

(c)          “Warrant Shares” means the shares of Common Stock (or other securities or property) that may be purchased under this Warrant.

4.           Exercise Price. Subject to adjustment as provided in Section 7 below, the exercise price for the purchase of each Warrant Share hereunder is $.001 per share or such lesser amount as equals the par value of the Common Stock upon exercise of this Warrant (the “Exercise Price”). The aggregate Exercise Price due upon each exercise of this Warrant shall be the Exercise Price multiplied by the number of Warrant Shares being purchased upon such exercise.

5.           Exercise Period. This Warrant may be exercised at any time and from time to time in accordance with Section 6 below from the Issuance Date, up to and including the date which is sixty (60) days after the later to occur of the termination, expiration, conversion, exercise or exchange of all the Qualified Derivative Securities and the Company’s delivery of written notice thereof to the Holder in accordance with Section 12 below, provided as of such date and the Company has honored all of its obligations hereunder (the “Exercise Period”). For avoidance of doubt, this Warrant may be exercised at any time on and after any Qualified Derivative Securities are exercised, converted or exchanged for shares of Common Stock. All rights to purchase Warrant Shares shall expire and lapse as of 12:00 midnight on the last day of the Exercise Period provided the Company has honored all of its obligations hereunder as of such time. Upon expiration of the Exercise Period, the Holder shall surrender to the Company the original of this Warrant.

6.           Exercise of Warrant; Issuance of Certificates.

(a)          This Warrant may be exercised, in whole or in part, upon each issuance of shares of Common Stock pursuant to a conversion, exercise or exchange of any Qualified Derivative Securities.

(b)          The Holder may exercise this Warrant by the Holder’s actual delivery of (i) the aggregate Exercise Price due with respect to the Warrant Shares being purchased in cash or by check, and (ii) a duly executed Warrant Exercise Form, a copy of which is attached to this Warrant as Exhibit B, properly executed by the Holder. Notwithstanding the foregoing, this Warrant shall be deemed exercised upon the consummation of any Major Transaction (as defined below) if any Qualified Derivative Securities are exercised, converted or exchanged in connection with a Major Transaction (as defined below),

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(c)          Any Warrant Shares purchased hereunder shall be deemed to be issued to the Holder as of the date of the exercise, conversion or exchange of the Qualified Derivative Securities or the consummation of the Major Transaction, in each case that gave rise to the Holder’s right to purchase such Warrant Shares or receive payment pursuant hereto. The payment and any required Warrant Exercise Form must be delivered to the Company’s offices either in person or as set forth in Section 11.

(d)          Certificates for the Warrant Shares purchased hereunder shall be delivered to the Holder within a reasonable time, not exceeding five (5) business days, after this Warrant is deemed exercised. The certificates so delivered shall be in such denominations as may be requested by the Holder and shall be registered in the name of the Holder or such other name as shall be designated by the Holder.

7.           Certain Transactions.

(a)          Major Transactions. If there shall occur any recapitalization (including a combination or subdivision of outstanding shares of Common Stock), capital reorganization or reclassification of the issued and outstanding shares of Common Stock, or any consolidation or merger of the Company or any subsidiary of the Company with or into another corporation, or a transfer of all or substantially all of the assets of the Company and/or any subsidiary resulting in payment to the holders of the issuance and outstanding shares of Common Stock, or the payment of a liquidating distribution to the holders of issued and outstanding shares of Common Stock (each a “Major Transaction”), then the following provisions shall apply:

(i)          As part of any Major Transaction, lawful provision shall be made so that the Holder shall have the right to receive, upon the exercise of the portion of this Warrant then exercisable, the kind and amount of shares of stock or other securities or property (including cash) that the Holder would have been entitled to receive if, immediately before or concurrently with the consummation of any such Major Transaction, the Holder had held the number of shares of Common Stock which could then have been purchased upon the exercise of this Warrant. Upon receipt of any such shares of stock or other securities or property (including cash) that portion of the Warrant with respect to which the Holder received such shares of stock or other securities or property (including cash) shall be deemed exercised.

(ii)         If, as part of a Major Transaction, the surviving entity in any such Major Transaction or purchaser of assets (each a “Surviving Entity”) plans to assume any Qualified Derivative Securities after such Major Transaction is consummated (the “Assumed Warrants/Options”), then lawful provision shall be made so that (A) the portion of the purchase rights hereunder that correspond to the Assumed Warrants/Options will also be assumed and honored by the Surviving Entity and (B) the Holder will be entitled with respect thereto to purchase the same types of shares and securities for which the Assumed Warrants/Options are exercisable on the same relative terms and Exercise Price as provided herein.

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(iii)        If a Major Transaction is not a merger, consolidation or sale of substantially all of the assets of the Company and/or one or more of its subsidiaries, then this Warrant shall continue to remain in effect as provided herein after consummation of such Major Transaction to the extent any purchase rights hereunder correspond to any portion of any Qualified Derivative Securities which also so remain in effect.

(iv)        If the Company or any Surviving Entity, or their respective agents or representatives, makes a payment to any holder of Qualified Derivative Securities (“Terminated Qualified Derivative Securities”) at any time in consideration for the termination of, agreement not to exercise, or any similar undertaking with respect to, such Qualified Derivative Securities, then legal provision shall be made so that payment is also made to Holder at the same time with respect to the portion of the purchase rights under this Warrant which correspond to the Terminated Qualified Derivative Securities. Such payment to Holder will be calculated in accordance with the formula set forth in Section 2, except variable A will equal the payment to Holder under this Section 7(a)(iv) and variable B will equal the aggregate payment to holders of Terminated Qualified Derivative Securities described in the preceding sentence. Upon receipt of any such payment that portion of the Warrant with respect to which the Holder received such payment shall be deemed exercised.

(v)         With respect to the foregoing, appropriate adjustment shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the Holder such that the provisions set forth in this Section 7 (including provisions with respect to adjustment of the Exercise Price) shall thereafter be applicable, as nearly as is reasonably practicable, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of the Warrants. Without limiting the foregoing, the Company acknowledges and agrees that more than one of the foregoing subsections of this Section 7 may apply to this Warrant in a Major Transaction if the Qualified Derivative Securities do not have uniform terms and complete exercise of purchase rights in connection therewith. For purposes hereof, purchase rights under this Warrant “correspond” to Qualified Derivative Securities based on the number of shares which are or may be purchasable with respect thereto in accordance with the formula set forth in Section 2 above.

(b)          Certain Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions which are not otherwise provided for herein, then the Company shall make appropriate adjustment to the terms hereof so as to protect the rights of the Holder so that it receives an economically equivalent value as it would otherwise have been entitled to hereunder; provided, however, that no such adjustment will increase the Exercise Price as otherwise determined pursuant to this Section 7.

(c)          Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 7, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and shall file a copy of such certificate with its corporate records.

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8.           Certain Company Undertakings.

(a)          No Impairment. The Company will not, by amendment of its Articles of Incorporation or By-Laws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action involving the Company and/or one or more of its subsidiaries, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such actions as may be necessary or appropriate in order to protect the exercise privilege of the Holder against dilution or other impairment, consistent with the tenor and purpose of this Warrant. Without limiting the generality of the foregoing, the Company (i) will not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the exercise of this Warrant.

(b)          Notice.

(i)          Promptly following receipt of notice of the conversion, exercise or exchange of any Qualified Derivative Securities, the Company shall deliver to the Holder a written certificate signed by an officer of the Company (“Warrant Purchase Rights Notice Certificate”) which sets forth therein the number of such shares of Common Stock being issued pursuant thereto, the date on which issuance will occur, the number of Warrant Shares which the Holder of this Warrant is entitled purchase upon exercise hereof, the aggregate Exercise Price due therefor and all supporting facts and calculations. The Company shall keep a copy of each Warrant Purchase Rights Notice Certificate with the Company’ corporate records. The Company shall promptly provide the Holder with a copy of each Warrant Purchase Rights Notice Certificate upon any request therefor by the Holder.

(ii)         In the event that the Company proposes to engage in a Major Transaction, then the Company shall provide written notice (a “Major Transaction Notice”) thereto to the Holder which shall state the date on which the Major Transaction is scheduled to be consummated and terms of such Major Transaction, including the effect of the conversion, exercise or exchange of any Qualified Derivative Securities and the adjustment to this Warrant as a result thereof as provided in Section 7 herein (e.g., the number of Warrant Shares or other securities or property (including cash) that the Holder is entitled to receive and the aggregate Exercise Price due from the Holder as a result thereof). Within 10 days following the consummation of the Major Transaction, the Company shall deliver to the Holder a written certificate signed by an officer of the Company or the Surviving Entity if applicable (“Major Transaction Consummation Notice Certificate”) thereto to the Holder of the consummation of the Major Transaction and any variations of the terms disclosed in the Major Transaction Notice as well as the other information required by Section 7(a) above.

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9.           Compliance with Act; Disposition of Warrant or Shares of Common Stock.

(a)           The Holder, by acceptance hereof, agrees that this Warrant, and the Warrant Shares to be issued upon exercise hereof are being acquired for investment and that the Holder will not offer, sell or otherwise dispose of this Warrant, or any Warrant Shares to be issued upon exercise hereof except under circumstances which will not result in a violation of the Securities Act or any applicable state securities laws. Upon exercise of this Warrant, unless the Warrant Shares being acquired are registered under the Securities Act and any applicable state securities laws or an exemption from such registration is available, the Holder shall confirm in writing that the Warrant Shares so purchased are being acquired for investment and not with a view toward distribution or resale in violation of the Act and shall confirm such other matters related thereto as may be reasonably requested by the Company. This Warrant and all Warrant Shares issued upon exercise of this Warrant (unless registered under the Act and any applicable state securities laws) shall be stamped or imprinted with a legend in substantially in the form required by the Purchase Agreement.Said legend shall be removed by the Company, upon the written request of the Holder, at such time as the restrictions on the transfer of the applicable security shall have terminated.

(b)          With respect to any offer, sale or other disposition of this Warrant or any Warrant Shares acquired pursuant to the exercise of this Warrant prior to registration of such Warrant or Warrant Shares, the Holder agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of counsel, if requested by the Company, or other evidence, if reasonably satisfactory to the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act as then in effect or any federal or state securities law then in effect) of this Warrant or such Warrant Shares of Common Stock and indicating whether or not under the Act certificates for this Warrant or such Warrant Shares to be sold or otherwise disposed of require any restrictive legend as to applicable restrictions on transferability in order to ensure compliance with such law. Upon receiving such written notice and reasonably satisfactory opinion or other evidence, the Company shall be deemed to have consented to such transfer, which shall not be unreasonably withheld, delayed or conditioned (except with respect to any transfer to any affiliate of the Holder as described more fully in Section 9(c) below, in which case no consent shall be required) (any such transfer as to which no consent is required or consent has been deemed granted, a “Permitted Transfer”). If a determination has been made pursuant to this Section 9(b) that the opinion of counsel or other evidence is not reasonably satisfactory to the Company, the Company shall so notify the Holder promptly with details thereof after such determination has been made. Notwithstanding the foregoing, , if applicable, this Warrant or such Warrant Shares may, as to such federal laws, be offered, sold or otherwise disposed of in accordance with Rule 144 or 144A under the Act, provided that the Company shall have been furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of Rule 144 or 144A have been satisfied. Each certificate representing this Warrant or the shares of Common Stock thus transferred (except a transfer pursuant to Rule 144 or 144A) shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with such laws, unless in the aforesaid opinion of counsel for the Holder, such legend is not required in order to ensure compliance with such laws. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

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(c)          Neither any restrictions of any legend described in this Warrant nor the requirements of Section 9(b) above shall apply to any transfer of, or grant of a security interest in, this Warrant (or the Warrant Shares) or any part hereof (i) to a partner of the Holder if the Holder is a partnership or to a member of or other holder of an interest in the Holder if the Holder is a limited liability company, (ii) to a partnership of which the Holder is a partner or to a limited liability company of which the Holder is a member or other holder of an interest, or (iii) to any affiliate of the Holder if the Holder is a corporation; provided, however, in any such transfer, if applicable, the transferee shall on the Company’s request agree in writing to be bound by the terms of this Warrant as if an original holder hereof.

10.         Registration Rights. The Warrant Shares are “Registerable Shares” under the Registration Rights Agreement dated as of October [●], 2015 between the Company and GHL, as amended and/or restated from time to time (the “Registration Rights Agreement”).

11.         Reservation of Underlying Shares.

(a)          The Company covenants at all times to reserve and keep available out of its authorized shares of Common Stock, free from preemptive rights, solely for the purpose of issue upon exercise of the Warrant as herein provided, the maximum number of shares of Common Stock as shall then be issuable upon the exercise of this Warrant. As of the date hereof, the Company has reserved 12,697,977 shares of Common Stock for issuance under this Warrant.

(b)          The Company covenants that all shares of Common Stock issued upon exercise of the Warrant which shall be so issuable shall, when issued, be duly and validly issued and fully paid and non-assessable, free from all taxes, liens and charges with respect to the purchase and the issuance of the shares, and shall not have any legend or restrictions on resale, except as required by the Purchase Agreement or hereby.

12.         Notices. All notices to be given or otherwise made to any party, to this Warrant shall be deemed to be sufficient if contained in a written instrument, delivered by hand in person, or by express overnight courier service, or by registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the following addresses or at such other address as may hereafter be designated in writing by the addressee to the addressor listing all parties.

(a)          If to the Company:

TWINLAB CONSOLIDATED HOLDINGS, INC.
632 Broadway, Suite 201
New York, NY 10012
Attn: Richard H. Neuwirth, Chief Legal Officer
Email:  RNeuwirth@twinlab.com

with a copy to (which copy shall not constitute notice):

Wilk Auslander LLP

1515 Broadway, 43rd Floor

New York, NY 10036

Attn: Joel I. Frank, Esq.

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(b)          If to GHL:

Golisano Holdings LLC

c/o Fishers Asset Management

1 Fishers Road

Pittsford, NY 14534

Facsimile: (585) 340-1202

with a copy to (which shall not constitute notice):

Woods Oviatt Gilman LLP

700 Crossroads Building

2 State Street

Rochester, New York 14614

Attn: Gordon E. Forth, Esq.

All such notices shall, when delivered by over-night courier or mailed, be effective when received or when attempted delivery is refused.

13.         Compliance with Governmental Requirements. The Company covenants that if any shares of Common Stock required to be reserved for purposes of exercise of this Warrant require registration with or approval of any governmental authority under any Federal or state law, or any national securities exchange, before such shares may be issued upon exercise, the Company will use its best efforts to cause such shares to be duly registered or approved, as the case may be, provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or file a general consent to service of process in any such state or jurisdiction.

14.         Payment Of Tax Upon Issue or Transfer. The issuance of certificates for Warrant Shares upon exercise of this Warrant shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon exercise in a name other than that of the Holder and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

15.         Effect Of Headings: References. The section headings herein are for convenience only and shall not affect the construction hereof. References herein to Sections are to Sections of this Warrant, unless otherwise expressly provided.

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16.         No Rights As Stockholder. This Warrant shall not entitle the Holder to any rights as a stockholder of the Company with respect to the Warrant Shares, including, without limitation, the right to vote, to receive dividends and other distributions, or to receive notice of, or to attend, meetings of stockholders or any other proceedings of the Company solely based on the Warrant Shares, unless and to the extent exercised for Warrant Shares in accordance with the terms hereof.

17.         Successors and Assigns. This Warrant shall be binding upon and inure to the benefit of the Holder and its successors and assigns, and shall be binding upon any entity succeeding to the Company by merger or acquisition of all or substantially all the assets of the Company. This Warrant may be only assigned in whole by the Holder. Upon the execution and delivery to the Company of a Warrant Assignment Form substantially in the form of Exhibit C attached hereto together with this Warrant, the Company shall issue to the assignee a warrant as appropriate in accordance with such assignment.

18.         Entire Agreement: Amendments. The Purchase Agreement, the Warrant and the Exhibits attached hereto and the Registration Rights Agreement contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or undertakings with respect thereto. This Warrant may only be amended and the observance of any terms of this Warrant may only be waived by a written instrument executed by both the Company and the Holder.

19.         Governing Law.

(a)          This Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof, except to the extent that the laws of the State of Nevada shall apply to the issuance of shares of Common Stock by the Company.

(b)          Each party hereby irrevocably submits to the nonexclusive jurisdiction of the state and federal courts sitting in Monroe County, New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

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[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Company and the Holder have caused this Warrant to be executed as of the date first set forth above.

TWINLAB CONSOLIDATED HOLDINGS, INC.

By:
Name:	Thomas A. Tolworthy
Title:	President and Chief Executive Officer

Accepted:

Golisano Holdings LLC

By:
B. Thomas Golisano, Member

EXHIBIT A

QUALIFIED DERIVATIVE SECURITIES EXISTING AS OF THE ISSUANCE DATE

See attached.

EXHIBIT B

WARRANT EXERCISE FORM

To: TWINLAB CONSOLIDATED HOLDINGS, INC.

The undersigned hereby: (1) irrevocably subscribes for and offers to purchase ____ shares of Common Stock of Twinlab Consolidated Holdings, Inc., pursuant to that certain Common Stock Purchase Warrant dated October 2, 2015 issued to Golisano Holdings LLC; (2) encloses a payment of $_______________ for these shares at a price of $.001 per share (as adjusted pursuant to the provisions of the Warrant); and (3) requests that a certificate for the shares be issued in the name of the undersigned and delivered to the undersigned at the address specified below.

Golisano Holdings LLC

Signature of Holder
B. Thomas Golisano

Address:

EXHIBIT C

WARRANT ASSIGNMENT FORM

To: TWINLAB CONSOLIDATED HOLDINGS, INC.

Reference is made to the enclosed Common Stock Purchase Warrant dated October 2, 2015, issued by Twinlab Consolidated Holdings, Inc. to Golisano Holdings LLC (the “Assigned Warrant”). All capitalized terms used herein shall have the meanings given thereto in the Assigned Warrant.

For consideration received, the undersigned does hereby assign and transfer to the person whose name and address appears below (the “Assignee”) all of the undersigned’s right to purchase shares of the Common Stock of Twinlab Consolidated Holdings, Inc. (the “Corporation”) pursuant to the Assigned Warrant. The undersigned hereby appoints ______________________________ as my attorney, with full power of substitution, to affect the transfer of the Assigned Warrant of the books of the Corporation. The undersigned hereby requests that a new warrant in the form of the Assigned Warrant be issued to the Assignee with such changes thereto as may be necessary to reflect this Assignment.

Name and Address of Assignee:

Assignor:

Exhibit D

Table

See attached.

EXHIBIT b

Form of REGISTRATION RIGHTS Agreement

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”), is made and entered into as of October 5th, 2015, by and between Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”), and Golisano Holdings LLC, a New York limited liability company (the “Investor”).

A.           In connection with the Securities Purchase Agreement by and between the parties hereto, dated as of October ___, 2015 (the “SPA” ), the Company has agreed, upon the terms and subject to the conditions of the SPA, to issue and sell to the Investor (i) 88,711,241 shares (the “Purchased Shares”) of the Company’s common stock, $0.001 par value (“Common Stock”), and (ii) the Warrant (as defined in the SPA) which will be exercisable to purchase Warrant Shares (as defined in the SPA) in accordance with the terms of the Warrant.

B.           To induce the Investor to consummate the transactions contemplated by the SPA, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act” ), and applicable state securities laws.

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants hereinafter set forth, the parties agree as follows:

1.            Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the SPA. As used in this Agreement, the following terms shall have the following meanings:

“Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by law to remain closed.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Board” means the board of directors of the Company (and any successor governing body of the Company or any successor of the Company).

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“Closing Date” has the meaning set forth in the SPA.

“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act and the Exchange Act at the time.

“Common Shares” means any shares of Common Stock.

“Common Stock” has the meaning set forth in the Recitals and also includes any other common equity securities issued by the Company, and any other shares of stock issued or issuable with respect thereto (whether by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation or other corporate reorganization).

“Company” has the meaning set forth in the preamble and includes the Company's successors by merger, acquisition, reorganization or otherwise.

“Demand Registration” has the meaning set forth in Section 2.(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect from time to time.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Investor” has the meaning set forth in the preamble.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Prospectus” means the prospectus or prospectuses included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

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“Registrable Securities” means (a) any Common Shares beneficially owned by the Investor, including, but not limited to the Purchased Shares and the Warrant Shares, and (b) any capital stock of the Company issued or issuable with respect to the Common Shares beneficially owned by the Investor as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise or into which any Common Shares beneficially owned by the Investor are converted or exchanged and shares of capital stock of a Successor Entity (as defined in the Warrant) into which Common Shares owned by the Investor are converted or exchanged, in each case, without regard to any limitations on exercise of the Warrant (it being understood that for purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities whenever such Person has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) a Registration Statement covering such securities has been declared effective by the Commission and such securities have been disposed of pursuant to such effective Registration Statement, (ii) such securities are sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met, (iii) such securities are otherwise transferred and such securities may be resold without subsequent registration under the Securities Act, or (iv) such securities shall have ceased to be outstanding.

“Registration Statement” means any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.

“Rule 144” means Rule 144 promulgated under the Securities Act or any successor rule thereto or any complementary rule thereto (such as Rule 144A).

“Securities Act”  has the meaning given thereto in the Recitals.

“Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any holder of Registrable Securities.

“SPA” has the meaning set forth in the Recitals.

2.            Demand Registration.

(a)          The Company shall use its best efforts to qualify and remain qualified to register securities under the Securities Act pursuant to a Registration Statement on Form S-3 or any successor form thereto. At such time as the Company shall have qualified for the use of a Registration Statement on Form S-3, the holder of Registrable Securities shall have the right to request an unlimited number of registrations under the Securities Act of all or any portion of its Registrable Securities pursuant to a Registration Statement on Form S-3 or any similar short-form Registration Statement (each a “Demand Registration”). Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered. The Company shall cause a Registration Statement on Form S-3 (or any successor form) to be filed within ten (10) days after the date on which a Demand Registration request is given and shall use its reasonable best efforts to cause such Registration Statement to be declared effective by the Commission as soon as practicable thereafter and remain effective until the date on which the Investor has disposed of all of the Common Shares it requested to be registered in such Demand Registration.

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(b)          The Company may postpone for up to ninety (90) days the filing or effectiveness of a Registration Statement for a Demand Registration if the Company's Board determines in its reasonable good faith judgment that such Demand Registration would (i) materially interfere with a significant acquisition, corporate organization or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act.

(c)          If the holder of the Registrable Securities requesting a Demand Registration elects to distribute the Registrable Securities covered by its request in an underwritten offering, it shall so advise the Company as a part of their request made pursuant to Section 2(a). The holder of the Registrable Securities requesting the Demand Registration shall select the investment banking firm or firms to act as the managing underwriter or underwriters in connection with such offering; provided, that such selection shall be subject to the consent of the Company, which consent shall not be unreasonably withheld or delayed.

(d)          The Company shall not grant registration rights to any other holder of the Company’s securities for a period of twelve (12) months from the date of this Agreement.

(e)          The Company shall not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the Investor, which consent shall not be unreasonably withheld or delayed. If a Demand Registration involves an underwritten offering and the managing underwriter of the requested Demand Registration advises the Company and Investor in writing that in its reasonable and good faith opinion the number of Common Shares proposed to be included in the Demand Registration, including all Registrable Securities and all other Common Shares proposed to be included in such underwritten offering, exceeds the number of shares of Common Shares which can be sold in such underwritten offering and/or the number of shares of Common Shares proposed to be included in such Demand Registration would adversely affect the price per share of the Common Shares proposed to be sold in such underwritten offering, the Company shall include in such Demand Registration (i) first, the Common Shares that the Investor proposes to sell, and (ii) second, the Common Shares proposed to be included therein by any other Persons (including Common Shares to be sold for the account of the Company and/or other holders of Common Shares) allocated among such Persons in such manner as they may agree.

(f)          Nothing contained in this Agreement shall prevent the Company from filing a registration statement solely for the Company’s account including without limitation, a registration statement relating to any employee benefit plan filed on Form S-8 or similar form or, with respect to any corporate reorganization or other transaction under Rule 145 of the Securities Act, a registration statement on Form S-4 or similar form, or any registration statement relating to the registration of securities issued to raise financing for the Company.

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3.          Lock-up Agreement. Each holder of Registrable Securities agrees that in connection with any public offering of the Company's Common Stock or other equity securities, and upon the request of the managing underwriter in such offering, such holder shall not, without the prior written consent of such managing underwriter, during the thirty (30) days prior to the effective date of such registration and ending on the date specified by such managing underwriter (such period not to exceed ninety (90) days in the case of any registration) (a) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, hedge the beneficial ownership of or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into, exercisable for or exchangeable for Common Shares (whether such shares or any such securities are then owned by the Holder or are thereafter acquired), or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing provisions of this Section 3 shall not apply to sales of Registrable Securities to be included in such offering pursuant to Section 2(a) and shall be applicable to the holder of Registrable Securities only if all officers and directors of the Company and all stockholders owning more than ten (10%) percent of the Company's outstanding Common Stock are subject to the same restrictions. Each holder of Registrable Securities agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. Notwithstanding anything to the contrary contained in this Section 3, each holder of Registrable Securities shall be released, pro rata, from any lock-up agreement entered into pursuant to this Section 3 in the event and to the extent that the managing underwriter or the Company permit any discretionary waiver or termination of the restrictions of any lock-up agreement pertaining to any officer, director or holder of greater than ten (10%) percent of the outstanding Common Stock.

4.            Registration Procedures. If and whenever the holders of Registrable Securities request that any Registrable Securities be registered pursuant to the provisions of this Agreement, the Company shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as soon as reasonably practicable:

(a)          subject to Section 2(a) prepare and file with a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective;

(b)          prepare and file with the Commission such amendments, post-effective amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective until all of such Registrable Securities have been disposed of and to comply with the provisions of the Securities Act with respect to the disposition of such Registrable Securities in accordance with the intended methods of disposition set forth in such Registration Statement;

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(c)          within a reasonable time before filing such Registration Statement, Prospectus or amendments or supplements thereto, furnish to counsel selected by the holder of such Registrable Securities copies of such documents proposed to be filed, which documents shall be subject to the review, comment and approval of such counsel;

(d)          notify the selling holder of Registrable Securities, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any Prospectus forming a part of such Registration Statement has been filed;

(e)          furnish to the selling holder of Registrable Securities such number of copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus) and any supplement thereto (in each case including all exhibits and documents incorporated by reference therein) and such other documents as such selling holder of Registrable Securities may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such it; provided, that the Company shall have no such obligation to deliver the Prospectus or Prospectuses that are available on the Commission’s EDGAR system;

(f)          use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or “blue sky” laws of such jurisdictions as the selling holder reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such holders to consummate the disposition in such jurisdictions of the Registrable Securities owned by such holder; provided, that the Company shall not be required to qualify generally to do business, subject itself to general taxation or consent to general service of process in any jurisdiction where it would not otherwise be required to do so but for this Section 4.(f);

(g)          notify the selling holder of such Registrable Securities, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of such holder, the Company shall prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(h)          make available for inspection by the selling holder of Registrable Securities, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by such holder or underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”), and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such Registration Statement;

(i)          provide a transfer agent and registrar (which may be the same entity) for all such Registrable Securities not later than the effective date of such registration;

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(j)          use its reasonable best efforts to cause such Registrable Securities to be listed on each securities exchange on which the Common Stock is then listed;

(k)          in connection with an underwritten offering, enter into such customary agreements (including underwriting and lock-up agreements in customary form) and take all such other customary actions as the holders of such Registrable Securities or the managing underwriter of such offering reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, making appropriate officers of the Company available to participate in “road show” and other customary marketing activities (including one-on-one meetings with prospective purchasers of the Registrable Securities);

(l)          otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission and make available to its stockholders an earnings statement (in a form that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder) no later than thirty (30) days after the end of the 12-month period beginning with the first day of the Company's first full fiscal quarter after the effective date of such Registration Statement, which earnings statement shall cover said 12-month period, and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act; and

(m)          furnish to the selling holder of Registrable Securities and each underwriter, if any, with (i) a legal opinion of the Company's outside counsel, dated the effective date of such Registration Statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), in form and substance as is customarily given in opinions of the Company's counsel to underwriters in underwritten public offerings; and (ii) a “comfort” letter signed by the Company's independent certified public accountants in form and substance as is customarily given in accountants' letters to underwriters in underwritten public offerings;

(n)          without limiting Section 4.(f) above, use its reasonable best efforts to cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the holder of such Registrable Securities to consummate the disposition of such Registrable Securities in accordance with its intended method of distribution thereof;

(o)          notify the holder of Registrable Securities promptly of any request by the Commission for the amending or supplementing of such Registration Statement or Prospectus or for additional information;

(p)          advise the holder of Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued;

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(q)          permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such Registration Statement and to require the insertion therein of language, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

(r)          cooperate with the selling holder of Registrable Securities to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144, subject to compliance with the requirements thereof and, if requested by the Company, the provision of an opinion of counsel reasonably acceptable to the Company as to such compliance and related matters, free of any restrictive legends and representing such number of Common Shares and registered in such names as Investor may reasonably request a reasonable period of time prior to sales of Registrable Securities pursuant to such Registration Statement or Rule 144; provided , that the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System (the “DTCDRS”); and

(s)          otherwise use its reasonable best efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby.

5.          Expenses. All expenses (other than Selling Expenses) incurred by the Company in complying with its obligations pursuant to this Agreement and in connection with the registration and disposition of Registrable Securities, including, without limitation, all registration and filing fees, underwriting expenses (other than fees, commissions or discounts), expenses of any audits incident to or required by any such registration, fees and expenses of complying with securities and “blue sky” laws, printing expenses and fees and expenses of the Company’s counsel and accountants shall be borne by the Company. All Selling Expenses relating to Registrable Securities registered pursuant to this Agreement shall be borne and paid by the holder of such Registrable Securities.

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6.            Indemnification.

(a)          The Company shall indemnify and hold harmless, to the fullest extent permitted by law, the holder of Registrable Securities, such holder's officers, directors, managers, members, partners, stockholders and Affiliates, each underwriter, broker or any other Person acting on behalf of such holder of Registrable Securities and each other Person, if any, who controls any of the foregoing Persons within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against all losses, claims, actions, damages, liabilities and expenses, joint or several, to which any of the foregoing Persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, actions, damages, liabilities or expenses arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 promulgated under the Securities Act) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance; and shall reimburse such Persons for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, action, damage or liability, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the Registration Statement, Prospectus, free-writing prospectus (as defined in Rule 405 promulgated under the Securities Act) or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such holder with a sufficient number of copies of the same prior to any written confirmation of the sale of Registrable Securities.

(b)          In connection with any registration in which a holder of Registrable Securities is participating, such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify and hold harmless, the Company, each director of the Company, each officer of the Company who shall sign such Registration Statement, each underwriter, broker or other Person acting on behalf of the holders of Registrable Securities and each Person who controls any of the foregoing Persons within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any losses, claims, actions, damages, liabilities or expenses resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 promulgated under the Securities Act) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided, that the obligation to indemnify shall be limited to the net proceeds (after underwriting fees, commissions or discounts) actually received by such holder from the sale of Registrable Securities pursuant to such Registration Statement.

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(c)          Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in this Section 6, such indemnified party shall, if a claim in respect thereof is made against an indemnifying party, give written notice to the latter of the commencement of such action. The failure of any indemnified party to notify an indemnifying party of any such action shall not (unless such failure shall have a material adverse effect on the indemnifying party) relieve the indemnifying party from any liability in respect of such action that it may have to such indemnified party hereunder. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense of the claims in any such action that are subject or potentially subject to indemnification hereunder, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after written notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be responsible for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, that if (i) any indemnified party shall have reasonably concluded that there may be one or more legal or equitable defenses available to such indemnified party which are additional to or conflict with those available to the indemnifying party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity provided hereunder, or (ii) such action seeks an injunction or equitable relief against any indemnified party or involves actual or alleged criminal activity, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party without such indemnified party's prior written consent (but, without such consent, shall have the right to participate therein with counsel of its choice) and such indemnifying party shall reimburse such indemnified party and any Person controlling such indemnified party for that portion of the fees and expenses of any counsel retained by the indemnified party which is reasonably related to the matters covered by the indemnity provided hereunder. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicting indemnified parties shall have a right to retain one separate counsel, chosen by the holder of the Registrable Securities included in the registration, at the expense of the indemnifying party.

(d)          If the indemnification provided for hereunder is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such loss, claim, damage, liability or action as well as any other relevant equitable considerations; provided, that the maximum amount of liability in respect of such contribution shall be limited, in the case of the holder of Registrable Securities, to an amount equal to the net proceeds (after underwriting fees, commissions or discounts) actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method or allocation which does not take account of the equitable considerations referred to herein. No Person guilty or liable of fraudulent misrepresentation shall be entitled to contribution from any Person.

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7.           Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

8.           Rule 144 Compliance. With a view to making available to the holder of Registrable Securities the benefits of Rule 144 under the Securities Act and any other rule or regulation of the Commission that may at any time permit a holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3 (or any successor form), the Company shall:

(a)          make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the Registration Date;

(b)          use reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act, at any time after the Company has become subject to such reporting requirements; and

(c)          furnish to the holder so long as the holder owns Registrable Securities, promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed or furnished by the Company as such holder may reasonably request in connection with the sale of Registrable Securities without registration.

9.          Preservation of Rights. The Company shall not without the prior written consent of the Investor: (a) grant any registration rights to third parties which are more favorable than or inconsistent with the rights granted hereunder, or (b) enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to the holders of Registrable Securities in this Agreement.

10.         Termination. This Agreement shall terminate and be of no further force or effect when there shall no longer be any Registrable Securities outstanding; provided, that the provisions of Section 5, Section 6, Section 11 and Sections 12 through 19 shall survive any such termination.

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11.         Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11).

If to the Company:	Twinlab Consolidated Holdings, Inc. 632 Broadway, Suite 201 New York, NY 10012 Attention: General Counsel
CLIENT	GOLISANO, B. T.
MATTER	TWINLAB CONSOLIDATED HOLDING, INC. EQUITY INVESTMENT
AUTHOR	BRIGGS, STACY A

12.         Entire Agreement. This Agreement, together with the SPA, and any related exhibits and schedules thereto, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. Notwithstanding the foregoing, in the event of any conflict between the terms and provisions of this Agreement and those of the SPA, the terms and conditions of this Agreement shall control.

13.         Successor and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Company may assign this Agreement at any time in connection with a sale or acquisition of the Company, whether by merger, consolidation, sale of all or substantially all of the Company’s assets, or similar transaction, without the consent of the Investor; provided , that the successor or acquiring Person agrees in writing to assume all of the Company’s rights and obligations under this Agreement.  Investor may assign its rights hereunder to any purchaser or transferee of Registrable Securities; provided, that such purchaser or transferee shall, as a condition to the effectiveness of such assignment, be required to execute a counterpart to this Agreement agreeing to be treated as a holder of Registrable Securities whereupon such purchaser or transferee shall have the benefits of, and shall be subject to the restrictions contained in, this Agreement as if such purchaser or transferee was originally included in the definition of an Investor herein and had originally been a party hereto.

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14.         No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

15.         Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

16.         Amendment, Modification and Waiver. The provisions of this Agreement may only be amended, modified, supplemented or waived with the prior written consent of the Company and the holder of the Registrable Securities. No waiver by any party or parties shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

17.         Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

18.         Remedies. The holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The Company acknowledges that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and the Company hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

19.         Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction). Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States or the courts of the State of New York in each case located in the State of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

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20.         Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 20.

21.         Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first written above.

TWINLAB CONSOLIDATED HOLDINGS, INC.

By:
Name: Thomas A. Tolworthy
Title: President and Chief Executive Officer

GOLISANO HOLDINGS LLC

By:
Name: B. Thomas Golisano
Title: Member

EXHIBIT C

Form of VOTING Agreement

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”), is made and entered into as of this ___ day of October, 2015 (the “Effective Date”), among Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”), Great Harbor Capital, LLC, a Delaware limited liability company (the “Investor”), and Golisano Holdings LLC, Thomas A. Tolworthy, Little Harbor, LLC and the David L. Van Andel Trust U/A dated November 30, 1993 (collectively, the “Key Holders”).

RECITALS

A.           Concurrently with the execution of this Agreement, the Company and the Investor are entering into a Stock Purchase Agreement (the “Purchase Agreement”) which provides for the sale to the Investor of 41,379,310 shares of the Company’s Common Stock, par value $.001 (the “Common Stock”).

B.           As of the date hereof, the Key Holders own in the aggregate 204,978,901 shares of Common Stock, which immediately following the closing of the transactions contemplated by the Purchase Agreement represents in the aggregate 69.319% of the total issued and outstanding shares of Common Stock.

C.           As a condition to the willingness of the Investor to enter into the Purchase Agreement and to consummate the transactions contemplated thereby, the Investor has required that the Key Holders agree, and in order to induce the Investor to enter into the Purchase Agreement, the Key Holders have agreed, to enter into this Agreement with respect to all the shares of Common Stock now owned by them and which they may hereafter acquire (including through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise) and any other securities, if any, which they are currently entitled to vote, or after the date hereof become entitled to vote, at any meeting of the stockholders of the Company (all such shares and any other securities shall collectively be referred to herein as the “Shares”).

NOW, THEREFORE, the parties agree as follows:

1.            Voting.

1.1           Size of the Board. For so long as the Investor continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company, each Key Holder agrees in favor of the Investor to vote, or cause to be voted, all Shares owned by such Key Holder, or over which such Key Holder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board of Directors of the Company (the “Board”) shall be set and remain at seven (7) directors from the Effective Date and continuing thereafter until December 31, 2015, and shall be set and remain at six (6) directors from January 1, 2016 and thereafter.

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1.2           Board Composition. For so long as the Investor continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company, each Key Holder agrees in favor of the Investor to vote, or cause to be voted, all Shares owned by such Key Holder, or over which such Key Holder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, two persons designated by the Investor (each an “Investor Designee” and collectively the “Investor Designees”), shall be elected to the Board. One of the initial Investor Designees shall be David L. Van Andel and the other will be appointed by the Investor at a later date.

1.3           Failure to Designate Board Members. In the absence of any designation from the Investor as specified above, the directors previously designated by the Investor and then serving as the Investor Designees shall be reelected if still eligible to serve as provided herein.

1.4           Removal of Board Members. Each Key Holder also agrees in favor of the Investor to vote, or cause to be voted, all of its Shares at all times, in whatever manner as shall be necessary to ensure that:

(a)          no director elected pursuant to Section 1.2 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Investor; or (ii) the Investor is no longer so entitled to designate or approve such director;

(b)          any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 shall be filled pursuant to the provisions of this Section 1.4; and

(c)          upon the request of the Investor to remove the Investor Designee as director, such Investor Designee shall be removed.

The Key Holders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of the Investor to call a special meeting of stockholders for the purpose of electing directors.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a “Person”) shall be deemed an “Affiliate” of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

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1.5           No Liability for Election of Recommended Directors. Neither the Investor, nor any Affiliate of the Investor, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall the Investor have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2.            Remedies.

2.1           Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company’s best efforts to cause the nomination and election of the directors as provided in this Agreement.

2.2           Irrevocable Proxy and Power of Attorney. The Key Holders hereby constitute and appoint as the proxies of the Key Holders, and each hereby grants a power of attorney to the President of the Company, and a designee of the Investor, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, establishing the size of the Board in accordance with Section 1.1 and electing the Investor Designees to the Board in accordance with Section 1.2 hereto, and hereby authorizes each of them to represent and vote, if and only if the Key Holder fails to vote, or attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Investor in connection with the transactions contemplated by the Purchase Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 4 hereof. Each Key Holder hereby revokes any and all previous proxies or powers of attorney with respect to its Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 4 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

2.3           Specific Enforcement. The Key Holders acknowledge and agree that the Investor will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the Key Holders in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that the Investor shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

2.4           Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to the Investor shall be cumulative and not alternative.

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3.            Representations and Warranties of Key Holders.

Each Key Holder hereby represents and warrants, severally but not jointly, to the Company and the Investor as follows:

3.1           Authority Relative to this Agreement. Such Key Holder has all necessary power and authority to execute and deliver this Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Key Holder and constitutes a legal, valid and binding obligation of such Key Holder, enforceable against such Key Holder in accordance with its terms, except (a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to, or affecting generally, the enforcement of creditors’ and other obligees’ rights and (b) where the remedy of specific performance or other forms of equitable relief may be subject to certain equitable defenses and principles and to the discretion of the court before which the proceeding may be brought.

3.2           No Conflict.

(a)          The execution and delivery of this Agreement by such Key Holder does not, and the performance of this Agreement by such Key Holder shall not, (i) conflict with or violate any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to such Key Holder or by which its Shares are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares owned by such Key Holder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Key Holder is a party or by which such Key Holder or the Shares owned by such Key Holder is bound.

(b)          The execution and delivery of this Agreement by such Key Holder does not, and the performance of this Agreement by such Key Holder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity by such Key Holder, other than an amendment to each Key Holder’s Statement on Schedule 13D disclosing the execution of this Agreement.

3.3           Title to the Stock. As of the date hereof, such Key Holder is the owner of the number of Shares set beneath its name on the signature page hereto and is entitled to vote such Shares, without restriction, on all matters brought before the Company’s stockholders. Those Shares are all the securities of the Company owned, either of record or beneficially, by such Key Holder. Such Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Key Holder’s voting rights, charges and other encumbrances of any nature whatsoever; provided that, as of the date hereof 4,333,348 shares of Common Stock held by Tolworthy are subject to vesting and 9,306,898 shares of Common Stock held by Tolworthy may be surrendered to the Company in order to establish a stock incentive plan for directors and employees. Such Key Holder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of its Shares.

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4.            Term. This Agreement shall be effective as of the date hereof and shall continue in effect until terminated in accordance with Section 5.7 below or the first date that the Investor is no longer entitled to elect the Investor Designees as directors of the Company in accordance with the terms hereof.

5.            Miscellaneous.

5.1           Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company’s recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a Key Holder and a party hereto as if such transferee were the transferor and such transferee’s signature appeared on the signature pages of this Agreement. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 5.1. Each certificate or instrument representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 5.11.

5.2           Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3            Governing Law. This Agreement shall be governed by the internal law of the State of New York except to the extent that the corporate laws of the State of Nevada otherwise apply.

5.4           Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5           Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

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5.6           Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) five (5) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (c) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth in the following sentence or to such address as subsequently modified by written notice given in accordance with this Section 5.6. If notice is given to the Company, a copy shall also be sent to TWINLAB CONSOLIDATED HOLDINGS, INC., 632 Broadway, Suite 201, New York, NY 10012, Attention: Richard H. Neuwirth, Chief Legal Officer, and if notice is given to the Investor to GREAT HARBOR CAPITAL, LLC, 3133 Orchard Vista Drive SE, Grand Rapids, MI 49546; Attention: Mark Bugge.

5.7           Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders; and (c) the Investor. Notwithstanding the foregoing, any provision hereof may be waived by the waiving party on such party’s own behalf, without the consent of any other party.

5.8           Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.9           Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.10         Entire Agreement. This Agreement (including the Exhibits and other attachments hereto) constitutes the full and entire understanding and agreement between the parties hereto with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

5.11         Share Certificate Legend. Each certificate or instrument representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

“The Shares REPRESENTED hereby are subject to a Voting Agreement, AS MAY BE AMENDED FROM TIME TO TIME, (a copy of which may be obtained upon written request from the Company), and by accepting any interest in such Shares the person accepting such interest shall be deemed to agree to and shall become bound by all the provisions of that Voting Agreement, including certain restrictions on transfer and ownership set forth therein.”

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The Company, by its execution of this Agreement, agrees that it will cause the certificates or instruments evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 5.11 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates or instruments evidencing the Shares to be notated with the legend required by this Section 5.11 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

5.12         Stock Splits, Stock Dividends, etc. In the event of any issuance of shares of the Company’s voting securities hereafter to any person (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such shares shall become subject to this Agreement and shall be notated with the legend set forth in section

5.13         Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the shares pursuant to the agreement need not make explicit reference to the terms of this Agreement.

5.14         Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

5.15         Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New York and to the jurisdiction of the United States District Court for the district of Western New York for the purpose of any suit, action or other proceeding arising out of or based upon this agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of New York or the United States District Court for the District of Western New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court

Waiver of Jury Trial: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY:

TWINLAB CONSOLIDATED HOLDINGS, INC.

By:
Name:	Thomas A. Tolworthy
Title:	President and Chief Executive Officer

Address:	632 Broadway, Suite 201
New York, NY 10012

KEY HOLDERS:

Signature:
Thomas A. Tolworthy

No. of Shares: ____________________________

Address:

Little Harbor, LLC

By:
Name:
Title:

No. of Shares:____________________________

Address:	3133 Orchard Vista Drive SE
Grand Rapids, MI 49546

GOLISANO HOLDINGS LLC

By:
Name:	B. Thomas Golisano
Title:	Member

Address:	C/o Fishers Asset Management
1 Fishers Road
Pittsford, NY 14534
Facsimile: (585) 340-1202

No. of Shares:____________________________

[SIGNATURE PAGE NO.1 TO VOTING AGREEMENT]

David L. Van Andel Trust U/A dated November 30, 1993

By:
Name:
Title:

No. of Shares: 34,791,814

Address:	3133 Orchard Vista Drive SE
Grand Rapids, MI 49546

Accepted and Agreed

INVESTOR:

GREAT Harbor CAPITAL, LLC

By:
Name:	Mark Bugge
Title:	Secretary

Address:	3133 Orchard Vista Drive SE
Grand Rapids, MI 49546

[SIGNATURE PAGE NO.2 TO VOTING AGREEMENT]

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed on ___________________, 20__, by the undersigned (the “Holder”) pursuant to the terms of that certain Voting Agreement dated as of [_____ __, 20___] (the “Agreement”), by and among the Company and certain of its stockholders referred to therein as Key Holders (as such Agreement may be amended or amended and restated hereafter) in favor of Great Harbor Capital, LLC, a Delaware limited liability company. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1           Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the “Stock”) or options, warrants, or other rights to purchase such Stock (the “Options”), for one of the following reasons (Check the correct box):

☐	As a transferee of Shares from a party in such party’s capacity as an “Investor” bound by the Agreement, and after such transfer, Holder shall be considered an “Investor” for all purposes of the Agreement.

☐	As a transferee of Shares from a party in such party’s capacity as a “Key Holder” bound by the Agreement, and after such transfer, Holder shall be considered a “Key Holder” for all purposes of the Agreement.

☐	In accordance with Section 5.1 of the Agreement, as a new party who is not a new Investor, in which case Holder will be a deemed a “Key Holder” for all purposes of the Agreement.

1.2           Agreement. Holder hereby (a) agrees that the Stock and Options, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3           Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder’s signature hereto.

HOLDER:	ACCEPTED AND AGREED:

By:	TWINLAB CONSOLIDATED HOLDINGS, INC.
Name and Title of Signatory

Address:	By:

Title:

Facsimile Number:

EXHIBIT d

Form of Irrevocable Transfer Agent Instructions

[_________], 2015

[Transfer Agent]

Attn: [_________]

Ladies and Gentlemen:

Reference is made to that certain Securities Purchase Agreement, dated as of _________, 2015 (the “Agreement”), by and between Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”), and [__________________] (including permitted transferees, the “Holders”), pursuant to which the Company is issuing to the Holders shares (the “Shares”) of Common Stock of the Company, par value $0.001 per share (the “Common Stock”).

This letter shall serve as our irrevocable authorization and direction to you (provided that you are the transfer agent of the Company at such time and the conditions set forth in this letter are satisfied), subject to any stop transfer instructions that we may issue to you from time to time, if any, to (i) issue, promptly following the date hereof, certificates representing the Shares bearing the legend set forth herein below, in the names of the Holders and the number of Shares as set forth in the attachments delivered herewith, and to deliver such certificates within three (3) business days after the date hereof to the address for each such Holder as set forth on such attachments delivered herewith, and (ii) issue certificates representing shares of Common Stock upon transfer or resale of the Shares, which certificates shall or shall not bear the legend set forth herein below as described below.

You acknowledge and agree that so long as you have received (a) written confirmation from the Company’s legal counsel that a registration statement covering resales of the Shares has been declared effective by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a copy of such registration statement and any other documents reasonably requested by you from the applicable Holder (and provided that you have not received written instruction from the Company or its legal counsel that such registration statement has been suspended or is no longer effective), (b) written confirmation from the Company’s legal counsel that the Shares are eligible for sale in conformity with Rule 144 under the Securities Act (“Rule 144”) and customary documentation from a Holder and its broker with respect to a sale pursuant to Rule 144, or (c) written confirmation from the Company’s legal counsel that the Shares are eligible for sale without the requirement that the Company be in compliance with the current public information requirements of Rule 144 and without other restriction in conformity with Rule 144, then, unless otherwise required by law, within three (3) business days of your receipt of certificate of Common Stock and documentation required pursuant to clause (a) or (b) above, as applicable, or a request from a Holder for the issuance of an unlegended certificate in the event that you have received the written confirmation set forth in clause (c) above, you shall issue the certificates representing the Shares registered in the names of the purchaser of such Shares or the Holder, as the case may be, and such certificates shall not bear any legend restricting transfer of the Shares thereby and should not be subject to any stop-transfer restriction.

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All certificates representing the Shares issued pursuant to the instruction set forth in clause (i) of the second paragraph of this letter shall bear the following legend (and, solely to the extent instructed to you by the Company or its legal counsel, a customary “affiliates” legend), and, in the event that you have not received the documentation required pursuant to clause (a), (b) or (c) of the immediately preceding paragraph, then the certificates representing any shares of Common Stock issued pursuant to the instruction set forth in clause (ii) of the second paragraph of this letter shall bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY.

Please be advised that the Holders are relying upon this letter as an inducement to enter into the Agreement and, accordingly, each Holder is a third party beneficiary to these instructions.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE FOLLOWS]

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Please execute this letter in the space indicated to acknowledge your agreement to act in accordance with these instructions.

Very truly yours,

TWINLAB CONSOLIDATED HOLDINGS, INC.

By:
Name: Thomas A. Tolworthy
Title: President and Chief Executive Officer

Acknowledged and Agreed:

TRANSFER AGENT:

By:
Name:
Title:

Date:
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EXHIBIT e

Form of Secretary’s Certificate

Date: October ___, 2015

The undersigned hereby certifies that he is the duly elected, qualified and acting Secretary of Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”), and that as such he is authorized to execute and deliver this certificate in the name and on behalf of the Company and in connection with the Securities Purchase Agreement, dated as of October ___, 2015, by and between the Company and the Purchaser party thereto (the “Securities Purchase Agreement”), and further certifies in his official capacity, in the name and on behalf of the Company, the items set forth below. Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Securities Purchase Agreement.

1.          Attached hereto as Exhibit A is a true, correct and complete copy of the resolutions duly adopted by the Board of Directors of the Company at a meeting of the Board of Directors held on, or by unanimous written consent dated __________, 2015. Such resolutions have not in any way been amended, modified, revoked or rescinded, have been in full force and effect since their adoption to and including the date hereof and are now in full force and effect.

2.          Attached hereto as Exhibit B is a true, correct and complete copy of the Articles of Incorporation of the Company, together with any and all amendments thereto currently in effect, and no action has been taken to further amend, modify or repeal such Articles of Incorporation, the same being in full force and effect in the attached form as of the date hereof.

3.          Attached hereto as Exhibit C is a true, correct and complete copy of the Bylaws of the Company and any and all amendments thereto currently in effect, and no action has been taken to further amend, modify or repeal such Bylaws, the same being in full force and effect in the attached form as of the date hereof.

4.          Each person listed below has been duly elected or appointed to the position(s) indicated opposite his name and is duly authorized to sign the Securities Purchase Agreement and each of the Transaction Documents on behalf of the Company, and the signature appearing opposite such person’s name below is such person’s genuine signature.

GOLISANO, B. T.	Position	Signature
TWINLAB CONSOLIDATED HOLDING, INC. EQUITY INVESTMENT AGREEMENT BRIGGS, STACY A BRIGGS, STACY A

Thomas A. Tolworthy	President and Chief Executive Officer

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In Witness Whereof, the undersigned has executed this Secretary’s Certificate as of the date first written above.

Richard H. Neuwirth
Secretary

I, Thomas A. Tolworthy, President and Chief Executive Officer of the Company, hereby certify that Richard H. Neuwirth is the duly elected, qualified and acting Secretary of the Company and that the signature set forth above is his true signature.

Thomas A. Tolworthy
President and Chief Executive Officer

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EXHIBIT f

COMPLIANCE CERTIFICATE

Twinlab Consolidated Holdings, Inc.

Officer's Closing Compliance Certificate

The undersigned, Thomas A. Tolworthy, the Chief Executive Officer of Twinlab Consolidated Holdings, Inc., a Nevada corporation (the "Company"), hereby certifies on behalf of the Company, pursuant to Section 2.2(a)(xii) of the Securities Purchase Agreement, dated as of October 2, 2015 (the "Purchase Agreement"), between the Company and Golisano Holdings LLC, a New York limited liability company, that:

1.       Representations and Warranties. The representations and warranties of the Company contained in the Purchase Agreement are true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date when made and as of the date hereof, as though made on and as of today, except for such representations and warranties that speak as of a different specified date.

2.        Performance. The Company has performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Golisano Investment Documents to be performed, satisfied or complied with by it at or prior to the Closing.

3.        No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

4.        Consents. The Company shall has obtained any and all consents, permits, approvals, registrations and waivers necessary for consummation of the purchase and sale of the Securities at the Closing (including all Required Approvals, except for those set forth in clauses (i), (ii), (iii) and (v) of Section 3.1(e) of the Purchase Agreement), all of which shall be and remain so long as necessary in full force and effect.

5.        No Suspensions of Trading in Common Stock. The Common Stock shall not have been suspended, as of the Closing Date, by the Commission.

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6.        Tolworthy Surrender of Shares of Common Stock. The Tolworthy Share Surrender Transaction has been consummated, and Thomas A. Tolworthy has confirmed in writing to the Company and the Purchaser that he has no further right to purchase additional shares of Common Stock pursuant to any existing contractual agreement except for (i) shares that he may be eligible to receive pursuant to applicable employee stock incentive programs pursuant to his employment agreement with the Company, and (ii) any pre-emptive right agreement approved by both the Board and the Purchaser.

7.         Amendments to Derivative Securities to Remove Anti-Dilution Adjustment. All Derivative Securities issued by the Company (including those issued by the Company in June 2015) have been amended, on terms and conditions approved by the Purchaser to remove any ratchet anti-dilution or similar provisions that would result in a price or share adjustment; provided, however excludes warrants originally represented by Warrant No. W-2 issued to Penta Mezzanine SBIC Fund I, LP on February 6, 2015 for the purchase of 4,960,740 shares of Common Stock, Warrant Nos. 2015-2 and 2015-3 issued to JL-BBNC Mezz Utah, LLC on January 22, 2015 for the purchase of 1,164,700 shares of Common Stock respectively, or Warrant No. 2015-13 issued to JL Properties, Inc. on April 30, 2015 for the purchase of 465,880 shares of Common Stock. Without limiting the foregoing, none of the Derivative Securities (other than the warrants originally represented by Warrant Nos. W-2, 2015-2, 2015-3, and 2015-13) shall have any anti-dilution adjustment as a result of the Transactions.

8.         Capstone Agreement Amendment. The Capstone Agreement has been amended pursuant to an amendment approved by the Purchaser.

9.         Consummation of Great Harbor Equity Financing. The Great Harbor Equity Financing Transactions have been consummated in accordance with the Great Harbor Equity Financing Documents approved by the Purchaser.

10.        Consummation of Acquisition. All conditions to the obligations of the Sellers (as defined in the Acquisition Agreement) have been satisfied or waived and the Acquisition has been (or, substantially contemporaneously with the Closing under the Purchase Agreement, will be) consummated pursuant to the Acquisition Agreement without giving effect to any modifications, consents, amendments or waivers thereto.

11.        No Company Material Adverse Effect. Since March 31, 2015, there has not been any effect, change, condition, fact, development, occurrence or event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or its Subsidiaries.

12.        No Target Company Material Adverse Effect. To the actual knowledge of the undersigned, since March 31, 2015, there has not been any effect, change, condition, fact, development, occurrence or event that has had, or would reasonably be expected to have, individually or in the aggregate, a Target Company Material Adverse Effect.

Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the undersigned has executed this Officer’s Compliance Certificate on behalf of the Company as of this 5th day of October 2015.

TWINLAB CONSOLIDATED HOLDINGS, INC.

By
Name: Thomas A. Tolworthy
Title: Chief Executive Officer

[SIGNATURE PAGE TO TWINLAB CONSOLIDATED HOLDINGS, INC. OFFICERS CLOSING COMPLIANCE CERTIFICATE]

EXHIBIT G

Form of legal opinion

October 2, 2015

Golisano Holdings LLC

One Fishers Road

Pittsford, New York 14534

Attn: B. Thomas Golisano, Member

Re:	Twinlab Consolidated Holdings, Inc.

Mr. Golisano:

We serve as special counsel to Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”), in connection with transactions contemplated by that certain Securities Purchase Agreement, dated as of October 2, 2015 (the “Purchase Agreement”), between the Company and Golisano Holdings LLC (the “Investor”) relating to the sale and issuance of 88,711,241 shares (the "Closing Shares") of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and a Common Stock Purchase Warrant (the "Warrant" and together with the Closing Shares, the “Securities”). Pursuant to the Warrant, upon the exercise of the Qualified Derivative Securities (as defined in the Warrant), the holder of the Warrant may purchase an additional 12,697,977 shares of Common Stock (the "Warrant Shares"). This opinion letter is delivered to you at the request of the Company pursuant to Section 2.2(a)(xiii) of the Purchase Agreement. Unless otherwise defined, capitalized terms defined in the Purchase Agreement shall have the same meaning herein.

In connection with the preparation of this opinion letter we have examined the Purchase Agreement (including the schedules thereto), the Warrant, the Voting Agreement and the Registration Rights Agreement (collectively, the “Golisano Investment Documents”). In connection with this opinion, we have also examined and are familiar with and have relied upon the following documents:

(a)	The Articles of Incorporation of the Company;

(b)	The By-Laws of the Company;

(c)	A certificate of the Secretary of State of the State of Nevada, dated as of September 30, 2015, certifying as to the legal existence and good standing of the Company in Nevada;

(d)	A filing receipt of the Secretary of State of the State of New York, dated October 1, 2015, for an Application for Authority (the “Filing Receipt”);

(e)	The certificate of the Secretary of the Company described in Section 2.2(a)(vii) of the Purchase Agreement;

(f)	Certified resolutions of the Board of Directors of the Company approving the transactions contemplated by the Purchase Agreement and the other Golisano Investment Documents, authorizing the execution of each of the Golisano Investment Documents and the issuance of the Securities and reservation of the Warrant Shares to be issued upon the exercise of the Warrant;

(g)	A copy of the legal opinion of Holley, Driggs, Walch, Fine, Wray, Puzey & Thompson, LTD, Nevada corporate counsel to the Company, dated as of the date hereof and delivered concurrently to the Investor as of the date hereof;

(h)	The Acquisition Agreement and the Acquisition Documents; and

(i)	Such other documents, opinions, instruments and certificates (including, but not limited to, certificates of public officials and officers of the Company) as we have considered necessary for purposes of this opinion.

We have also examined originals or copies, certified to our satisfaction, of such records, certificates, orders and decrees, and have made such investigations of law as we have deemed necessary to deliver the following opinions to you pursuant to the Company’s instruction to do so.

The documents listed in (a) through (i) above are referred to collectively as the “Ancillary Documents.” The Golisano Investment Documents together with the Ancillary Documents are referred to collectively as the “Documents.”

As to certain factual matters material to our opinion expressed herein, we have relied, without independent investigation, upon the representations and warranties and covenants of the Company and on certificates given to us by the Company. We have assumed that all of such representations and warranties are true and correct in all respects, however, no facts have come to our attention that would give us actual knowledge or actual notice that any such representation or warranty is not accurate.

In our examination, we have assumed (a) the genuineness of all signatures, except as to the Company, (b) authenticity of all documents submitted to us, (c) the conformity to the originals of all documents submitted to us as copies, (d) the full legal capacity of all natural persons involved with the execution, delivery of and performance under the Documents and the documents and transactions contemplated thereby, and (e) the authority, validity, binding effect and enforceability of all documents reviewed by us against all persons and entities other than the Company.

We have assumed that the Investor has legal existence, all requisite power and authority and has taken all necessary action with respect to the due authorization, execution and delivery of the Golisano Investment Documents and any other documents to which it is a party and to effect the transactions contemplated by the Golisano Investment Documents and to perform its obligations thereunder, and that such obligations are the legal, valid and binding obligations of the Investor, enforceable against it in accordance with their respective terms.

We have assumed that there has been no misrepresentation, omission or deceit (and have no actual knowledge of same) by any person in connection with the authorization, execution, delivery or performance of any of the Documents or any of the transactions contemplated by such documents; and that there has been no mutual mistake of fact or misunderstanding, fraud, duress or undue influence involved in the negotiation, execution or delivery of the Documents or any transactions or agreements contemplated thereby.

We have assumed that there are no agreements or understandings among the parties to any of the Documents or other documents contemplated thereby, written or oral, and there is no usage of trade or course of prior dealing among the parties thereto or their respective principals that would, in either case, define, supplement or qualify the terms of any of such documents, except as expressly set forth in the Documents.

Please be advised that with respect to statements made in the following opinions that are modified by phrases such as “to our knowledge,” “known to us,” “we know of” or similar language, such phrases are intended to indicate that during the course of our representation of the Company in connection with the transactions contemplated by the Purchase Agreement, no information has come to the attention of the attorneys of this firm who have worked on the transactions contemplated by the Purchase Agreement to give such attorneys knowledge of factual conditions or circumstances that are contrary to the statements set forth therein and that we have relied upon a certificate of officers of the Company as to such factual conditions and circumstances, which certificate was given to us in response to our reasonable inquiry, but that we have not undertaken any independent investigation to determine the existence or absence of such factual circumstances or conditions.

With respect to the second sentence of paragraph 1 below, we have relied solely on the Filing Receipt.

With respect to paragraph 3 below, we express no opinion as to (i) limitations resulting from applicable bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent conveyance or transfer and other laws or equitable principles (whether applied in a proceeding at law or in equity) relating to or affecting any rights, powers, preferences, remedies or interests of creditors generally; (ii) the availability of equitable remedies, including, without limitation, specific performance or injunctive relief; (iii) Federal and state laws or public policies relating to the enforceability of the indemnification, contribution and hold harmless provisions contained in the Golisano Investment Documents; (iv) the acceleration of any obligations or other exercise of rights or remedies upon the occurrence of a technical or non-material breach or violation or notwithstanding any course of conduct, action or dealing on the Investor’s part; (v) liability limitations with respect to third parties or liquidated damages; (vi) provisions imposing penalties, forfeitures, or legal costs; (vii) provisions allowing the institution of judicial or nonjudicial proceedings or the exercise of any other rights, without notice to the person or entity against whom enforcement is sought; (viii) provisions implying that a person or entity may act in any manner that is not commercially reasonable where absolute discretion is reserved; (ix) provisions relating to payment of costs of indemnity, court costs, attorneys’ fees and expenses which may be chargeable or recoverable in any judicial proceedings in excess of those which are actually incurred and would be reasonable; and (x) provisions which may be limited by rules or principles of equity or public policy affecting enforcement including (without limitation) those pertaining to good faith, fair dealing, diligence, reasonableness, materiality, unconscionability, impossibility of performance or other cure, surety rights or defenses, waiver, laches, estoppel or judicial deference.

We are admitted to practice in the State of New York. The law covered by this opinion is limited to the present federal law of the United States and the present law of the State of New York which is currently and regularly applicable to transactions such as described in the Golisano Investment Documents. We express no opinion with respect to the law of any other jurisdiction and no opinion with respect to the statutes, administrative decisions, rules, regulations or requirements of any county, municipality, subdivision or local authority of any jurisdiction.

We do not opine as to the effect of laws hereafter passed or any judgment or orders of any court hereafter decided which may limit or render unenforceable certain of the Investor’s rights and remedies.

We shall have no continuing obligations to inform you of changes in law or fact subsequent to the date hereof or of facts of which we become aware after the date hereof.

We note the provisions in the Documents specifying that certain other provisions may be waived or amended only in writing may not be enforced in the event of a judicial finding of a subsequent oral agreement to the contrary, and a party may be estopped from denying the enforceability of an oral agreement or amendment.

In reaching the opinions set forth below, we have further assumed the following:

(a)        The Documents will be duly and validly executed by all parties other than the Company, and delivered for value.

(b)        Other than with respect to the Company, each person executing the Documents, whether individually or on behalf of an entity, will have the requisite power and authority to do so at the time of execution, and the obligations of any party other than the Company will be its legal, valid and binding obligations, enforceable in accordance with the terms thereof.

(c)        Each natural person executing the Documents will be legally competent to do so.

With respect to the opinions expressed below in paragraphs 1 (except for the last sentence), 2, 3 (except for the second sentence, and except in the third sentence as it relates to Nevada law), 4 (except for subsection (ii), other than as it pertains to Nevada law), 5 and 6 (as it applies to Nevada law), with your consent we have relied solely upon the opinions of Holley, Driggs, Walch, Fine, Wray, Puzey & Thompson, LTD, as to the matters set forth in their opinion letter addressed to this firm and to the Investor and dated as of the date hereof.

Based upon the foregoing, we are of the opinion that:

1.        The Company is a corporation that is duly incorporated, validly existing and in good standing under the laws of the State of Nevada, and has all requisite corporate power and authority to own, lease and operate its property and assets and to conduct its business as described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC on May 31, 2015. The Company is duly qualified to transact business as a foreign corporation in the State of New York.

2.        The Company has the requisite corporate power to execute and deliver the Purchase Agreement and the other Golisano Investment Documents, to perform its obligations thereunder, and to consummate the transactions contemplated thereby (including without limitation the issuance and sale of the Securities and to issue the Warrant Shares issuable upon exercise of the Warrant) and has taken all necessary corporate action to authorize the execution and delivery of the Purchase Agreement and the other Golisano Investment Documents, the performance of its obligations thereunder, and the consummation of the transactions contemplated thereby.

3.        The Purchase Agreement and the other Golisano Investment Documents have been duly and validly authorized, executed and delivered by the Company. Each of the Purchase Agreement and the other Golisano Investment Documents constitutes the legal, valid and binding obligations of the Company enforceable against it in accordance with their respective terms. To our knowledge, no consent of any other person is required for the Company’s execution and delivery of the Purchase Agreement or the other Golisano Investment Documents.

4.        The execution and delivery by the Company of the Purchase Agreement and the other Golisano Investment Documents, and the consummation by the Company of the transactions contemplated thereby, does not: (i) violate either the Company’s Articles of Incorporation or By-laws; or (ii) violate or contravene any license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company.

5.        Upon the execution, delivery and performance of the parties’ obligations under the Purchase Agreement and the other Golisano Investment Documents, the Securities shall have been duly authorized, validly issued, and, when sold, issued and paid for by the Investor pursuant to the Purchase Agreement will be fully paid and non-assessable. The Warrant Shares have been duly authorized and, when sold and issued and paid for by the Investor in accordance with the terms of the Warrant, will be validly issued, fully paid and nonassessable.

6.        All consents, approvals, orders or authorizations of, and registrations, qualifications, designations, declarations and filings with, any federal, state or local governmental authority required on the part of the Company in connection with the consummation of the transactions contemplated by the Purchase Agreement have been made or obtained, except for a current report on Form 8-K and other periodic filings with the SEC.

7.        The Company is not, and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof, will not be an investment company as defined in the Investment Company Act of 1940.

[END OF TEXT ON THIS PAGE]

The opinions expressed herein may be relied upon only by you only in connection with the Purchase Agreement and the transactions contemplated therein and shall not be deemed to be a guarantee of the matters set forth herein. We do not give any opinion except as set forth above. Our opinion may not be filed publicly, used, quoted from, referred to or relied upon by you or by any other person for any other purpose, nor may copies be delivered to any other person, without in each instance our prior written consent. We shall have no obligation to revise or reissue this opinion with respect to any change in law or any event, fact, circumstance or transaction which occurs after the date hereof.

EXHIBIT H

Section 5.1(o) Officer’s Certificate

Twinlab ConsolIdated Holdings, Inc.

Officer's Certificate

The undersigned, Richard H. Neuwirth, Executive Vice President and Chief Legal Officer of Twinlab Consolidated Holdings, Inc., a Nevada corporation (the "Company") hereby certifies on behalf of the Company, pursuant to Section 5.1(o) of the Securities Purchase Agreement, dated as of October 2, 2015 (the "Securities Purchase Agreement"), between the Company and Golisano Holdings LLC, a New York limited liability company, that:

22.          He is familiar with each of the following :

(a)        The Credit and Security Agreement, dated as of January 22, 2015, by and among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., Twinlab Corporation, ISI Brands Inc., NutraScience Labs, Inc. (f/k/a TCC CM Subco I, Inc.) and NutraScience Labs IP Corporation (f/k/a TCC CM Subco II, Inc.) and MidCap Financial Trust (“MidCap”), as amended and assigned to MidCap Funding X Trust, and the annexes and exhibits attached thereto, and all notes, security agreements, pledge agreements, warrants other documents or agreements executed in connection therewith (the “MidCap Credit Documents”).

(b)        The Note and Warrant Purchase Agreement, dated as of November 13, 2014, by and between Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation and Penta Mezzanine SBIC Fund I, L.P. (“Penta”), as amended and the annexes and exhibits attached thereto, and all notes, security agreements, pledge agreements, warrants other documents or agreements executed in connection therewith (the “Penta Note Documents”).

(c)          The Note and Warrant Purchase Agreement, dated as of January 22, 2015, by and between Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc. (f/k/a TCC CM Subco I, Inc.), NutraScience Labs IP Corporation (f/k/a TCC CM Subco II, Inc.) and JL Mezz Utah, LLC, as amended (f/k/a JL-BBNC Mezz Utah, LLC) (“JL-Mezz”) and the annexes and exhibits attached thereto, and all notes, security agreements, pledge agreements, warrants other documents or agreements executed in connection therewith (the “JL-Mezz Note Documents”)

23.          The Company previously defaulted on its financial covenants under the MidCap Credit Documents, the Penta Note Documents and the JL-Mezz Note Documents.

24.        Based on the Company’s financial performance through September 30, 2015 when the Company reports to MidCap, Penta and JL-Mezz it may have been in default on the financial covenants under the MidCap Credit Documents, the Penta Note Documents and the JL-Mezz Note Documents, as each of the same existed prior to the amendment referenced in Paragraph 4 below.

25.        The Company has received amendments and waivers (each of which are listed in Schedule A hereto) from MidCap, Penta and JL-Mezz that either waive or make obsolete by amendment any and all defaults or events of default that currently exist as of the date hereof or will exist (including with notice and/or the passage of time) upon the Company’s financial reporting to MidCap, Penta and JL-Mezz for the period ending September 30, 2015 in accordance with the terms of the MidCap Credit Documents, the Penta Note Documents and the JL-Mezz Note Documents.

26.        The amendments and waivers referred to in Paragraph 4 above amend the MidCap Credit Documents, the Penta Note Documents and JL-Mezz Note Documents to permit the Acquisition and other Transactions and the consummation thereof will not violate the MidCap Credit Documents, the Penta Note Documents or the JL-Mezz Note Documents or result in a default or event of default thereunder, including notice and/or the passage of time.

27.        The amendments and waivers referred to in Paragraph 4 reset the financial covenants in each of the MidCap Credit Documents, the Penta Note Documents and the JL-Mezz Note Documents based on the Company’s consolidated pro forma projected financial performance and financial condition following consummation of the Transactions and based thereon the Company management’s projections that it will not violate such financial covenants, provided, however, that there can be no assurance that the Company will achieve such projected financial performance or financial condition.

Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Officer's Certificate on behalf of the Company as of this 5th day of October 2015.

TWINLAB CONSOLIDATED HOLDINGS, INC.

Name: Richard Neuwirth
Title: Executive Vice President and Chief Legal Officer

“THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. NO SALE OR DISPOSITION MAY BE EFFECTED WITHOUT (i) EFFECTIVE REGISTRATION STATEMENTS RELATED THERETO, (ii) AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATIONS ARE NOT REQUIRED, (iii) RECEIPT OF NO-ACTION LETTERS FROM THE APPROPRIATE GOVERNMENTAL AUTHORITIES, OR (iv) OTHERWISE COMPLYING WITH THE PROVISIONS OF SECTION 9 OF THE WARRANT UNDER WHICH THESE SECURITIES WERE ISSUED, DIRECTLY OR INDIRECTLY.”

No. _______	October 5, 2015 (“Issuance Date”)

TWINLAB CONSOLIDATED HOLDINGS, INC.

COMMON STOCK PURCHASE WARRANT

THIS CERTIFIES THAT, for value received, TWINLAB CONSOLIDATED HOLDINGS, INC., a Nevada corporation (the “Company”), grants to GOLISANO HOLDINGS LLC, a New York limited liability company (“GHL” and together with any successors and assigns “Holder”) the right to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), on the terms and conditions set forth herein. This Warrant is being issued pursuant to that certain Securities Purchase Agreement dated the date hereof (as amended from time to time the “Purchase Agreement”) by between the Company and GHL.

This Warrant is intended to maintain, following each future issuance of shares of Common Stock pursuant to the conversion, exercise or exchange of any Qualified Derivative Securities (as defined below), the Holder’s proportional ownership of the Company’s issued outstanding Common Stock (“Common Stock Proportional Ownership”) so that it is the same thereafter as it was on the Issuance Date. On each date, the Holder’s Common Stock Proportional Ownership shall equal the ratio, as of such date, of (i) the shares of Common Stock acquired by GHL pursuant to the Purchase Agreement on the Closing Date (as defined therein) (which is 88,711,241 shares and subject to proportional and appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like), to (ii) all shares of Common Stock which are issued and outstanding on such date. As of the Issuance Date, the Holder’s Common Stock Proportional Ownership is 0.30. After the Issuance Date, if the number of shares of Common Stock of the Company which are issued and outstanding increases due to the issuance of shares of Common Stock pursuant to the conversion, exercise or exchange of Qualified Derivative Securities, then Holder shall be entitled to purchase under this Warrant a sufficient number of additional shares of Common Stock so that the ratio of the figures set forth in (i) to (ii) above as of such date returns to 0.30. Accordingly, this Warrant is exercisable upon each issuance of shares of Common Stock pursuant to a conversion, exercise or exchange of any Qualified Derivative Securities, or as otherwise specifically provided herein and on the terms and conditions set forth below.

1.            Issue. Upon exercise of this Warrant in accordance with Section 6 below, the Company shall, subject to adjustment as provided in Section 7 below, issue to the Holder the number of fully paid and non-assessable shares of Common Stock specified in Section 2 below.

2.            Number of Shares of Common Stock. From and after the Issuance Date, the Holder shall be entitled to receive upon each exercise of this Warrant the number of shares of Common Stock computed according to the following formula:

A = (B x C) / (1-C)

Where,

A = the number of shares of Common Stock that may be purchased by the Holder upon each exercise of this Warrant,

B = the number of shares of Common Stock issued by the Company from time to time on and after the Issuance Date pursuant to a conversion, exercise or exchange of any Qualified Derivative Securities and with respect to which this Warrant has not previously been exercised, and

C = the Holder’s Issuance Date Common Stock Proportional Ownership which is 0.30.

Notwithstanding any provision contained in this Warrant to the contrary, the Company shall not issue fractional Warrant Shares (as defined below) upon exercise of this Warrant. If the Holder is entitled to purchase Warrant Shares hereunder and based on the foregoing formula the Holder would be entitled to purchase a fractional Warrant Share, then such purchase right shall be rounded up to the nearest whole number.

For example, if after the Issuance Date the Company issues 17,342,105 shares of Common Stock pursuant to the conversion, exercise or exchange of Qualified Derivative Securities, then the Holder shall be entitled to purchase 7,432,331 shares of Common Stock. If thereafter the Company issues another 403,509 shares pursuant to a conversion, exercise or exchange of any Qualified Derivative Securities, then the Holder shall be entitled to purchase another 172,933 shares of Common Stock. The table attached hereto as Exhibit D is hereby incorporated by reference.

3.            Definitions. As used herein, the following terms apply:

(a) “Derivative Securities” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

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(b) “Qualified Derivative Securities” means all Derivative Securities granted prior to the Issuance Date or which are issued in exchange for or in replacement of such Derivative Securities. The Company represents and warrants to the Holder that the Qualified Derivative Securities that are outstanding on the Issuance Date are set forth on Exhibit A hereto.

(c) “Warrant Shares” means the shares of Common Stock (or other securities or property) that may be purchased under this Warrant.

4.            Exercise Price. Subject to adjustment as provided in Section 7 below, the exercise price for the purchase of each Warrant Share hereunder is $.001 per share or such lesser amount as equals the par value of the Common Stock upon exercise of this Warrant (the “Exercise Price”). The aggregate Exercise Price due upon each exercise of this Warrant shall be the Exercise Price multiplied by the number of Warrant Shares being purchased upon such exercise.

5.            Exercise Period. This Warrant may be exercised at any time and from time to time in accordance with Section 6 below from the Issuance Date, up to and including the date which is sixty (60) days after the later to occur of the termination, expiration, conversion, exercise or exchange of all the Qualified Derivative Securities and the Company’s delivery of written notice thereof to the Holder in accordance with Section 12 below, provided as of such date and the Company has honored all of its obligations hereunder (the “Exercise Period”). For avoidance of doubt, this Warrant may be exercised at any time on and after any Qualified Derivative Securities are exercised, converted or exchanged for shares of Common Stock. All rights to purchase Warrant Shares shall expire and lapse as of 12:00 midnight on the last day of the Exercise Period provided the Company has honored all of its obligations hereunder as of such time. Upon expiration of the Exercise Period, the Holder shall surrender to the Company the original of this Warrant.

6.            Exercise of Warrant; Issuance of Certificates.

(a)          This Warrant may be exercised, in whole or in part, upon each issuance of shares of Common Stock pursuant to a conversion, exercise or exchange of any Qualified Derivative Securities.

(b)          The Holder may exercise this Warrant by the Holder’s actual delivery of (i) the aggregate Exercise Price due with respect to the Warrant Shares being purchased in cash or by check, and (ii) a duly executed Warrant Exercise Form, a copy of which is attached to this Warrant as Exhibit B, properly executed by the Holder. Notwithstanding the foregoing, this Warrant shall be deemed exercised upon the consummation of any Major Transaction (as defined below) if any Qualified Derivative Securities are exercised, converted or exchanged in connection with a Major Transaction (as defined below),

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(c)          Any Warrant Shares purchased hereunder shall be deemed to be issued to the Holder as of the date of the exercise, conversion or exchange of the Qualified Derivative Securities or the consummation of the Major Transaction, in each case that gave rise to the Holder’s right to purchase such Warrant Shares or receive payment pursuant hereto. The payment and any required Warrant Exercise Form must be delivered to the Company’s offices either in person or as set forth in Section 11.

(d)          Certificates for the Warrant Shares purchased hereunder shall be delivered to the Holder within a reasonable time, not exceeding five (5) business days, after this Warrant is deemed exercised. The certificates so delivered shall be in such denominations as may be requested by the Holder and shall be registered in the name of the Holder or such other name as shall be designated by the Holder.

7.            Certain Transactions.

(a)          Major Transactions. If there shall occur any recapitalization (including a combination or subdivision of outstanding shares of Common Stock), capital reorganization or reclassification of the issued and outstanding shares of Common Stock, or any consolidation or merger of the Company or any subsidiary of the Company with or into another corporation, or a transfer of all or substantially all of the assets of the Company and/or any subsidiary resulting in payment to the holders of the issuance and outstanding shares of Common Stock, or the payment of a liquidating distribution to the holders of issued and outstanding shares of Common Stock (each a “Major Transaction”), then the following provisions shall apply:

(i)          As part of any Major Transaction, lawful provision shall be made so that the Holder shall have the right to receive, upon the exercise of the portion of this Warrant then exercisable, the kind and amount of shares of stock or other securities or property (including cash) that the Holder would have been entitled to receive if, immediately before or concurrently with the consummation of any such Major Transaction, the Holder had held the number of shares of Common Stock which could then have been purchased upon the exercise of this Warrant. Upon receipt of any such shares of stock or other securities or property (including cash) that portion of the Warrant with respect to which the Holder received such shares of stock or other securities or property (including cash) shall be deemed exercised.

(ii)         If, as part of a Major Transaction, the surviving entity in any such Major Transaction or purchaser of assets (each a “Surviving Entity”) plans to assume any Qualified Derivative Securities after such Major Transaction is consummated (the “Assumed Warrants/Options”), then lawful provision shall be made so that (A) the portion of the purchase rights hereunder that correspond to the Assumed Warrants/Options will also be assumed and honored by the Surviving Entity and (B) the Holder will be entitled with respect thereto to purchase the same types of shares and securities for which the Assumed Warrants/Options are exercisable on the same relative terms and Exercise Price as provided herein.

(iii)        If a Major Transaction is not a merger, consolidation or sale of substantially all of the assets of the Company and/or one or more of its subsidiaries, then this Warrant shall continue to remain in effect as provided herein after consummation of such Major Transaction to the extent any purchase rights hereunder correspond to any portion of any Qualified Derivative Securities which also so remain in effect.

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(iv)        If the Company or any Surviving Entity, or their respective agents or representatives, makes a payment to any holder of Qualified Derivative Securities (“Terminated Qualified Derivative Securities”) at any time in consideration for the termination of, agreement not to exercise, or any similar undertaking with respect to, such Qualified Derivative Securities, then legal provision shall be made so that payment is also made to Holder at the same time with respect to the portion of the purchase rights under this Warrant which correspond to the Terminated Qualified Derivative Securities. Such payment to Holder will be calculated in accordance with the formula set forth in Section 2, except variable A will equal the payment to Holder under this Section 7(a)(iv) and variable B will equal the aggregate payment to holders of Terminated Qualified Derivative Securities described in the preceding sentence. Upon receipt of any such payment that portion of the Warrant with respect to which the Holder received such payment shall be deemed exercised.

(v)         With respect to the foregoing, appropriate adjustment shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the Holder such that the provisions set forth in this Section 7 (including provisions with respect to adjustment of the Exercise Price) shall thereafter be applicable, as nearly as is reasonably practicable, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of the Warrants. Without limiting the foregoing, the Company acknowledges and agrees that more than one of the foregoing subsections of this Section 7 may apply to this Warrant in a Major Transaction if the Qualified Derivative Securities do not have uniform terms and complete exercise of purchase rights in connection therewith. For purposes hereof, purchase rights under this Warrant “correspond” to Qualified Derivative Securities based on the number of shares which are or may be purchasable with respect thereto in accordance with the formula set forth in Section 2 above.

(b)          Certain Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions which are not otherwise provided for herein, then the Company shall make appropriate adjustment to the terms hereof so as to protect the rights of the Holder so that it receives an economically equivalent value as it would otherwise have been entitled to hereunder; provided, however, that no such adjustment will increase the Exercise Price as otherwise determined pursuant to this Section 7.

(c)          Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 7, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and shall file a copy of such certificate with its corporate records.

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8.            Certain Company Undertakings.

(a)          No Impairment. The Company will not, by amendment of its Articles of Incorporation or By-Laws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action involving the Company and/or one or more of its subsidiaries, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such actions as may be necessary or appropriate in order to protect the exercise privilege of the Holder against dilution or other impairment, consistent with the tenor and purpose of this Warrant. Without limiting the generality of the foregoing, the Company (i) will not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the exercise of this Warrant.

(b)          Notice.

(i)          Promptly following receipt of notice of the conversion, exercise or exchange of any Qualified Derivative Securities, the Company shall deliver to the Holder a written certificate signed by an officer of the Company (“Warrant Purchase Rights Notice Certificate”) which sets forth therein the number of such shares of Common Stock being issued pursuant thereto, the date on which issuance will occur, the number of Warrant Shares which the Holder of this Warrant is entitled purchase upon exercise hereof, the aggregate Exercise Price due therefor and all supporting facts and calculations. The Company shall keep a copy of each Warrant Purchase Rights Notice Certificate with the Company’ corporate records. The Company shall promptly provide the Holder with a copy of each Warrant Purchase Rights Notice Certificate upon any request therefor by the Holder.

(ii)         In the event that the Company proposes to engage in a Major Transaction, then the Company shall provide written notice (a “Major Transaction Notice”) thereto to the Holder which shall state the date on which the Major Transaction is scheduled to be consummated and terms of such Major Transaction, including the effect of the conversion, exercise or exchange of any Qualified Derivative Securities and the adjustment to this Warrant as a result thereof as provided in Section 7 herein (e.g., the number of Warrant Shares or other securities or property (including cash) that the Holder is entitled to receive and the aggregate Exercise Price due from the Holder as a result thereof). Within 10 days following the consummation of the Major Transaction, the Company shall deliver to the Holder a written certificate signed by an officer of the Company or the Surviving Entity if applicable (“Major Transaction Consummation Notice Certificate”) thereto to the Holder of the consummation of the Major Transaction and any variations of the terms disclosed in the Major Transaction Notice as well as the other information required by Section 7(a) above.

9.            Compliance with Act; Disposition of Warrant or Shares of Common Stock.

(a)          The Holder, by acceptance hereof, agrees that this Warrant, and the Warrant Shares to be issued upon exercise hereof are being acquired for investment and that the Holder will not offer, sell or otherwise dispose of this Warrant, or any Warrant Shares to be issued upon exercise hereof except under circumstances which will not result in a violation of the Securities Act or any applicable state securities laws. Upon exercise of this Warrant, unless the Warrant Shares being acquired are registered under the Securities Act and any applicable state securities laws or an exemption from such registration is available, the Holder shall confirm in writing that the Warrant Shares so purchased are being acquired for investment and not with a view toward distribution or resale in violation of the Act and shall confirm such other matters related thereto as may be reasonably requested by the Company. This Warrant and all Warrant Shares issued upon exercise of this Warrant (unless registered under the Act and any applicable state securities laws) shall be stamped or imprinted with a legend in substantially in the form required by the Purchase Agreement.Said legend shall be removed by the Company, upon the written request of the Holder, at such time as the restrictions on the transfer of the applicable security shall have terminated.

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(b)          With respect to any offer, sale or other disposition of this Warrant or any Warrant Shares acquired pursuant to the exercise of this Warrant prior to registration of such Warrant or Warrant Shares, the Holder agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of counsel, if requested by the Company, or other evidence, if reasonably satisfactory to the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act as then in effect or any federal or state securities law then in effect) of this Warrant or such Warrant Shares of Common Stock and indicating whether or not under the Act certificates for this Warrant or such Warrant Shares to be sold or otherwise disposed of require any restrictive legend as to applicable restrictions on transferability in order to ensure compliance with such law. Upon receiving such written notice and reasonably satisfactory opinion or other evidence, the Company shall be deemed to have consented to such transfer, which shall not be unreasonably withheld, delayed or conditioned (except with respect to any transfer to any affiliate of the Holder as described more fully in Section 9(c) below, in which case no consent shall be required) (any such transfer as to which no consent is required or consent has been deemed granted, a “Permitted Transfer”). If a determination has been made pursuant to this Section 9(b) that the opinion of counsel or other evidence is not reasonably satisfactory to the Company, the Company shall so notify the Holder promptly with details thereof after such determination has been made. Notwithstanding the foregoing, , if applicable, this Warrant or such Warrant Shares may, as to such federal laws, be offered, sold or otherwise disposed of in accordance with Rule 144 or 144A under the Act, provided that the Company shall have been furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of Rule 144 or 144A have been satisfied. Each certificate representing this Warrant or the shares of Common Stock thus transferred (except a transfer pursuant to Rule 144 or 144A) shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with such laws, unless in the aforesaid opinion of counsel for the Holder, such legend is not required in order to ensure compliance with such laws. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

(c)          Neither any restrictions of any legend described in this Warrant nor the requirements of Section 9(b) above shall apply to any transfer of, or grant of a security interest in, this Warrant (or the Warrant Shares) or any part hereof (i) to a partner of the Holder if the Holder is a partnership or to a member of or other holder of an interest in the Holder if the Holder is a limited liability company, (ii) to a partnership of which the Holder is a partner or to a limited liability company of which the Holder is a member or other holder of an interest, or (iii) to any affiliate of the Holder if the Holder is a corporation; provided, however, in any such transfer, if applicable, the transferee shall on the Company’s request agree in writing to be bound by the terms of this Warrant as if an original holder hereof.

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10.         Registration Rights. The Warrant Shares are “Registerable Shares” under the Registration Rights Agreement dated as of October [●], 2015 between the Company and GHL, as amended and/or restated from time to time (the “Registration Rights Agreement”).

11.         Reservation of Underlying Shares.

(a)          The Company covenants at all times to reserve and keep available out of its authorized shares of Common Stock, free from preemptive rights, solely for the purpose of issue upon exercise of the Warrant as herein provided, the maximum number of shares of Common Stock as shall then be issuable upon the exercise of this Warrant. As of the date hereof, the Company has reserved 12,697,977 shares of Common Stock for issuance under this Warrant.

(b)          The Company covenants that all shares of Common Stock issued upon exercise of the Warrant which shall be so issuable shall, when issued, be duly and validly issued and fully paid and non-assessable, free from all taxes, liens and charges with respect to the purchase and the issuance of the shares, and shall not have any legend or restrictions on resale, except as required by the Purchase Agreement or hereby.

12.         Notices. All notices to be given or otherwise made to any party, to this Warrant shall be deemed to be sufficient if contained in a written instrument, delivered by hand in person, or by express overnight courier service, or by registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the following addresses or at such other address as may hereafter be designated in writing by the addressee to the addressor listing all parties.

(a)          If to the Company:

TWINLAB CONSOLIDATED HOLDINGS, INC.
632 Broadway, Suite 201
New York, NY 10012
Attn: Richard H. Neuwirth, Chief Legal Officer
Email: RNeuwirth@twinlab.com

with a copy to (which copy shall not constitute notice):

Wilk Auslander LLP
1515 Broadway, 43rd Floor
New York, NY 10036
Attn: Joel I. Frank, Esq.

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(b)          If to GHL:

Golisano Holdings LLC
c/o Fishers Asset Management
1 Fishers Road
Pittsford, NY 14534
Facsimile: (585) 340-1202

with a copy to (which shall not constitute notice):

Woods Oviatt Gilman LLP
700 Crossroads Building
2 State Street
Rochester, New York 14614
Attn: Gordon E. Forth, Esq.

All such notices shall, when delivered by over-night courier or mailed, be effective when received or when attempted delivery is refused.

13.         Compliance with Governmental Requirements. The Company covenants that if any shares of Common Stock required to be reserved for purposes of exercise of this Warrant require registration with or approval of any governmental authority under any Federal or state law, or any national securities exchange, before such shares may be issued upon exercise, the Company will use its best efforts to cause such shares to be duly registered or approved, as the case may be, provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or file a general consent to service of process in any such state or jurisdiction.

14.         Payment Of Tax Upon Issue or Transfer. The issuance of certificates for Warrant Shares upon exercise of this Warrant shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon exercise in a name other than that of the Holder and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

15.         Effect Of Headings: References. The section headings herein are for convenience only and shall not affect the construction hereof. References herein to Sections are to Sections of this Warrant, unless otherwise expressly provided.

16.         No Rights As Stockholder. This Warrant shall not entitle the Holder to any rights as a stockholder of the Company with respect to the Warrant Shares, including, without limitation, the right to vote, to receive dividends and other distributions, or to receive notice of, or to attend, meetings of stockholders or any other proceedings of the Company solely based on the Warrant Shares, unless and to the extent exercised for Warrant Shares in accordance with the terms hereof.

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17.         Successors and Assigns. This Warrant shall be binding upon and inure to the benefit of the Holder and its successors and assigns, and shall be binding upon any entity succeeding to the Company by merger or acquisition of all or substantially all the assets of the Company. This Warrant may be only assigned in whole by the Holder. Upon the execution and delivery to the Company of a Warrant Assignment Form substantially in the form of Exhibit C attached hereto together with this Warrant, the Company shall issue to the assignee a warrant as appropriate in accordance with such assignment.

18.         Entire Agreement: Amendments. The Purchase Agreement, the Warrant and the Exhibits attached hereto and the Registration Rights Agreement contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or undertakings with respect thereto. This Warrant may only be amended and the observance of any terms of this Warrant may only be waived by a written instrument executed by both the Company and the Holder.

19.         Governing Law.

(a)          This Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof, except to the extent that the laws of the State of Nevada shall apply to the issuance of shares of Common Stock by the Company.

(b)          Each party hereby irrevocably submits to the nonexclusive jurisdiction of the state and federal courts sitting in Monroe County, New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Company and the Holder have caused this Warrant to be executed as of the date first set forth above.

TWINLAB CONSOLIDATED HOLDINGS, INC.

By:	/s/ Thomas A. Tolworth
Name:	Thomas A. Tolworthy
Title:	President and Chief Executive Officer

Accepted:

Golisano Holdings LLC

By:	/s/ B. Thomas Golisano
B. Thomas Golisano, Member

EXHIBIT A

QUALIFIED DERIVATIVE SECURITIES EXISTING AS OF THE ISSUANCE DATE

EXHIBIT B

WARRANT EXERCISE FORM

To:	TWINLAB CONSOLIDATED HOLDINGS, INC.

The undersigned hereby: (1) irrevocably subscribes for and offers to purchase ____ shares of Common Stock of Twinlab Consolidated Holdings, Inc., pursuant to that certain Common Stock Purchase Warrant dated October 2, 2015 issued to Golisano Holdings LLC; (2) encloses a payment of $_______________ for these shares at a price of $.001 per share (as adjusted pursuant to the provisions of the Warrant); and (3) requests that a certificate for the shares be issued in the name of the undersigned and delivered to the undersigned at the address specified below.

Golisano Holdings LLC

Signature of Holder
B. Thomas Golisano
_____

Address:

EXHIBIT C

WARRANT ASSIGNMENT FORM

To:  TWINLAB CONSOLIDATED HOLDINGS, INC.

Reference is made to the enclosed Common Stock Purchase Warrant dated October 2, 2015, issued by Twinlab Consolidated Holdings, Inc. to Golisano Holdings LLC (the “Assigned Warrant”). All capitalized terms used herein shall have the meanings given thereto in the Assigned Warrant.

For consideration received, the undersigned does hereby assign and transfer to the person whose name and address appears below (the “Assignee”) all of the undersigned’s right to purchase shares of the Common Stock of Twinlab Consolidated Holdings, Inc. (the “Corporation”) pursuant to the Assigned Warrant. The undersigned hereby appoints ______________________________ as my attorney, with full power of substitution, to affect the transfer of the Assigned Warrant of the books of the Corporation. The undersigned hereby requests that a new warrant in the form of the Assigned Warrant be issued to the Assignee with such changes thereto as may be necessary to reflect this Assignment.

Name and Address of Assignee:

Assignor:

Exhibit D

Table

See attached.

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”), is made and entered into as of this 5th day of October, 2015 (the “Effective Date”), among Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”), Golisano Holdings LLC, a New York limited liability company (the “Investor”), and Thomas A. Tolworthy, Little Harbor, LLC, Great Harbor Capital, LLC and the David L. Van Andel Trust U/A dated November 30, 1993 (collectively, the “Key Holders”).

RECITALS

A.           Concurrently with the execution of this Agreement, the Company and the Investor are entering into a Securities Purchase Agreement (the “Purchase Agreement”) which provides for the sale to the Investor of 88,711,241 shares of the Company’s Common Stock, par value $.001 (the “Common Stock”) and a Contingent Adjustment Warrant (the “Warrant”).

B.           As of the date hereof, the Key Holders own in the aggregate 164,559,926 shares of Common Stock, which immediately following the closing of the transactions contemplated by the Purchase Agreement represents in the aggregate 55.664% of the total issued and outstanding shares of Common Stock.

C.           As a condition to the willingness of the Investor to enter into the Purchase Agreement and to consummate the transactions contemplated thereby, the Investor has required that the Key Holders agree, and in order to induce the Investor to enter into the Purchase Agreement, the Key Holders have agreed, to enter into this Agreement with respect to all the shares of Common Stock now owned by them and which they may hereafter acquire (including through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise) and any other securities, if any, which they are currently entitled to vote, or after the date hereof become entitled to vote, at any meeting of the stockholders of the Company (all such shares and any other securities shall collectively be referred to herein as the “Shares”).

NOW, THEREFORE, the parties agree as follows:

1.           Voting.

1.1           Authorized Shares and Other Votes. Each Key Holder agrees in favor of the Investor to vote, or cause to be voted, all Shares at any meeting of the stockholders of the Company, however called, and in any action by written consent of the Company’s stockholders: (a) in favor of increasing the number of authorized shares of Common Stock of the Company to a sufficient number of shares of Common Stock as may be required at any time in order for the Company to issue all of the Warrant Shares (as defined in the Warrant) as may be purchased at any time by the Investor (or its successors or assigns) pursuant to the Warrant; and (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Warrant or which could result in any of the conditions to the Company’s obligations under the Warrant not being fulfilled. The Key Holders acknowledge receipt and review of a copy of the Warrant.

1.2           Size of the Board. For so long as the Investor continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon exercise of the Warrant), each Key Holder agrees in favor of the Investor to vote, or cause to be voted, all Shares owned by such Key Holder, or over which such Key Holder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board of Directors of the Company (the “Board”) shall be set and remain at seven (7) directors from the Effective Date and continuing thereafter until December 31, 2015, and shall be set and remain at six (6) directors from January 1, 2016 and thereafter.

1.3            Board Composition. For so long as the Investor continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon conversion of warrants), each Key Holder agrees in favor of the Investor to vote, or cause to be voted, all Shares owned by such Key Holder, or over which such Key Holder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, two persons designated by the Investor (each an “Investor Designee” and collectively the “Investor Designees”), shall be elected to the Board. One of the initial Investor Designees shall be B. Thomas Golisano and the other will be appointed by the Investor at a later date.

1.4           Failure to Designate Board Members. In the absence of any designation from the Investor as specified above, the directors previously designated by the Investor and then serving as the Investor Designees shall be reelected if still eligible to serve as provided herein.

1.5           Removal of Board Members. Each Key Holder also agrees in favor of the Investor to vote, or cause to be voted, all of its Shares at all times, in whatever manner as shall be necessary to ensure that:

(a)  no director elected pursuant to Section 1.3 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Investor; or (ii) the Investor is no longer so entitled to designate or approve such director;

(b)  any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.3 shall be filled pursuant to the provisions of this Section 1.5; and

(c)  upon the request of the Investor to remove the Investor Designee as director, such Investor Designee shall be removed.

The Key Holders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of the Investor to call a special meeting of stockholders for the purpose of electing directors.

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For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a “Person”) shall be deemed an “Affiliate” of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.6           No Liability for Election of Recommended Directors. Neither the Investor, nor any Affiliate of the Investor, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall the Investor have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2.          Remedies.

2.1           Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company’s best efforts to cause the nomination and election of the directors as provided in this Agreement.

2.2           Irrevocable Proxy and Power of Attorney. The Key Holders hereby constitute and appoint as the proxies of the Key Holders, and each hereby grants a power of attorney to the President of the Company, and a designee of the Investor, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, amending the Company’s Articles of Incorporation to increase the number of shares of the Company’s authorized Common Stock in accordance with Section 1.1, establishing the size of the Board in accordance with Section 1.2 and electing the Investor Designees to the Board in accordance with Section 1.3 hereto, and hereby authorizes each of them to represent and vote, if and only if the Key Holder fails to vote, or  attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Investor in connection with the transactions contemplated by the Purchase Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 4 hereof. Each Key Holder hereby revokes any and all previous proxies or powers of attorney with respect to its Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 4 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

2.3           Specific Enforcement. The Key Holders acknowledge and agree that the Investor will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the Key Holders in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that the Investor shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

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2.4           Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to the Investor shall be cumulative and not alternative.

3.          Representations and Warranties of Key Holders. Each Key Holder hereby represents and warrants, severally but not jointly, to the Company and the Investor as follows:

3.1            Authority Relative to this Agreement. Such Key Holder has all necessary power and authority to execute and deliver this Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Key Holder and constitutes a legal, valid and binding obligation of such Key Holder, enforceable against such Key Holder in accordance with its terms, except (a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to, or affecting generally, the enforcement of creditors’ and other obligees’ rights and (b) where the remedy of specific performance or other forms of equitable relief may be subject to certain equitable defenses and principles and to the discretion of the court before which the proceeding may be brought.

3.2           No Conflict.

(a)          The execution and delivery of this Agreement by such Key Holder does not, and the performance of this Agreement by such Key Holder shall not, (i) conflict with or violate any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to such Key Holder or by which its Shares are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares owned by such Key Holder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Key Holder is a party or by which such Key Holder or the Shares owned by such Key Holder is bound.

(b)         The execution and delivery of this Agreement by such Key Holder does not, and the performance of this Agreement by such Key Holder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity by such Key Holder, other than an amendment to each Key Holder’s Statement on Schedule 13D disclosing the execution of this Agreement.

3.3           Title to the Stock. As of the date hereof, such Key Holder is the owner of the number of Shares set beneath its name on the signature page hereto and is entitled to vote such Shares, without restriction, on all matters brought before the Company’s stockholders. Those Shares are all the securities of the Company owned, either of record or beneficially, by such Key Holder. Such Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Key Holder’s voting rights, charges and other encumbrances of any nature whatsoever; provided that, as of the date hereof 4,333,348 shares of Common Stock held by Tolworthy are subject to vesting and 9,306,898 shares of Common Stock held by Tolworthy may be surrendered to the Company in order to establish a stock incentive plan for directors and employees. Such Key Holder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of its Shares.

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4.          Term. This Agreement shall be effective as of the date hereof and shall continue in effect until terminated in accordance with Section 5.7 below or the first date that the Investor is no longer entitled to elect the Investor Designees as directors of the Company in accordance with the terms hereof.

5.          Miscellaneous.

5.1           Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company’s recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a Key Holder and a party hereto as if such transferee were the transferor and such transferee’s signature appeared on the signature pages of this Agreement. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 5.1. Each certificate or instrument representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 5.11.

5.2           Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3           Governing Law. This Agreement shall be governed by the internal law of the State of New York except to the extent that the corporate laws of the State of Nevada otherwise apply.

5.4           Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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5.5            Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6           Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) five (5) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (c) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth in the following sentence or to such address as subsequently modified by written notice given in accordance with this Section 5.6. If notice is given to the Company, a copy shall also be sent to TWINLAB CONSOLIDATED HOLDINGS, INC., 632 Broadway, Suite 201, New York, NY 10012, Attention: Richard H. Neuwirth, Chief Legal Officer, and if notice is given to the Investor to GOLISANO HOLDINGS LLC, One Fisher Road, Pittsford, NY 14534, Attention: B. Thomas Golisano, Member, and a copy shall also be given to Woods Oviatt Gilman LLP, 700 Crossroads Building, 2 State Street, Rochester, NY 14614, Attention: Gordon E. Forth, Esq. Facsimile (585) 987-2901.

5.7           Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders; and (c) the Investor. Notwithstanding the foregoing, any provision hereof may be waived by the waiving party on such party’s own behalf, without the consent of any other party.

5.8           Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.9           Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.10         Entire Agreement. This Agreement (including the Exhibits and other attachments hereto), and the other Golisano Investment Documents (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties hereto with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

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5.11         Share Certificate Legend. Each certificate or instrument representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

“The Shares REPRESENTED hereby are subject to a Voting Agreement, AS MAY BE AMENDED FROM TIME TO TIME, (a copy of which may be obtained upon written request from the Company), and by accepting any interest in such Shares the person accepting such interest shall be deemed to agree to and shall become bound by all the provisions of that Voting Agreement, including certain restrictions on transfer and ownership set forth therein.”

The Company, by its execution of this Agreement, agrees that it will cause the certificates or instruments evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 5.11 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates or instruments evidencing the Shares to be notated with the legend required by this Section 5.11 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

5.12         Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company’s voting securities hereafter to any Person (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 5.11.

5.13         Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

5.14         Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

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5.15         Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New York and to the jurisdiction of the United States District Court for the District of Western New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of NY or the United States District Court for the District of Western New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

Waiver of Jury Trial: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY:

TWINLAB CONSOLIDATED HOLDINGS INC.

By:	/s/ Thomas A. Tolworth
Name:	Thomas A. Tolworthy
Title:	President and Chief Executive Officer

Address:	632 Broadway, Suite 201
New York, NY 10012

KEY HOLDERS:

Signature:	/s/ Thomas A. Tolworth
Thomas A. Tolworthy

No. of Shares:	39,000,000

Address:	c/o Twinlab Corporation
632 Broadway, Suite 201
New York, NY 10012

Little Harbor, LLC

By:	/s/ Mark Bugge
Name:	Mark Bugge
Title:	Secretary

No. of Shares:	33,168,948

Address:	3133 Orchard Vista Dr.
Grand Rapids, MI 49546

[SIGNATURE PAGE NO.1 TO VOTING AGREEMENT]

GREAT Harbor CAPITAL, LLC

By:	/s/ Mark Bugge
Name:	Mark Bugge
Title:	Secretary

No. of Shares:	48,332,266

Address:	3133 Orchard Vista Dr.
Grand Rapids, MI 49546

David L. Van Andel Trust U/A dated November 30, 1993

By:	/s/ David L. Van Andel
Name:	David A. Van Andel
Title:	Trustee

No. of Shares:	34,791,814

Address:	3133 Orchard Vista Dr.
Grand Rapids, MI 49546

Accepted and Agreed

INVESTOR:

GOLISANO HOLDINGS LLC

By:	/s/ B. Thomas Golisano
Name:	B. Thomas Golisano
Title:	Member

Address:	C/o Fishers Asset Management
1 Fishers Road
Pittsford, NY 14534
Facsimile: (585) 340-1202

[SIGNATURE PAGE NO.2 TO VOTING AGREEMENT]

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed on ___________________, 20__, by the undersigned (the “Holder”) pursuant to the terms of that certain Voting Agreement dated as of [_____ __, 20___] (the “Agreement”), by and among the Company and certain of its stockholders referred to therein as Key Holders (as such Agreement may be amended or amended and restated hereafter) in favor of Golisano Holdings LLC, a New York limited liability company. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1           Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the “Stock”) or options, warrants, or other rights to purchase such Stock (the “Options”), for one of the following reasons (Check the correct box):

☐	As a transferee of Shares from a party in such party’s capacity as an “Investor” bound by the Agreement, and after such transfer, Holder shall be considered an “Investor” for all purposes of the Agreement.

☐	As a transferee of Shares from a party in such party’s capacity as a “Key Holder” bound by the Agreement, and after such transfer, Holder shall be considered a “Key Holder” for all purposes of the Agreement.

☐	In accordance with Section 5.1 of the Agreement, as a new party who is not a new Investor, in which case Holder will be a deemed a “Key Holder” for all purposes of the Agreement.

1.2           Agreement. Holder hereby (a) agrees that the Stock and Options, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3           Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder’s signature hereto.

HOLDER: ______________________________	ACCEPTED AND AGREED:

By: ____________________________________	TWINLAB CONSOLIDATED HOLDINGS, INC.
Name and Title of Signatory

Address: ________________________________	By:

Title:

Facsimile Number: ________________________

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”), is made and entered into as of this ___ day of October, 2015 (the “Effective Date”), among Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”), Great Harbor Capital, LLC, a Delaware limited liability company (the “Investor”), and Golisano Holdings LLC, Thomas A. Tolworthy, Little Harbor, LLC and the David L. Van Andel Trust U/A dated November 30, 1993 (collectively, the “Key Holders”).

RECITALS

A.           Concurrently with the execution of this Agreement, the Company and the Investor are entering into a Stock Purchase Agreement (the “Purchase Agreement”) which provides for the sale to the Investor of 41,379,310 shares of the Company’s Common Stock, par value $.001 (the “Common Stock”).

B.           As of the date hereof, the Key Holders own in the aggregate 204,978,901 shares of Common Stock, which immediately following the closing of the transactions contemplated by the Purchase Agreement represents in the aggregate 69.319% of the total issued and outstanding shares of Common Stock.

C.           As a condition to the willingness of the Investor to enter into the Purchase Agreement and to consummate the transactions contemplated thereby, the Investor has required that the Key Holders agree, and in order to induce the Investor to enter into the Purchase Agreement, the Key Holders have agreed, to enter into this Agreement with respect to all the shares of Common Stock now owned by them and which they may hereafter acquire (including through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise) and any other securities, if any, which they are currently entitled to vote, or after the date hereof become entitled to vote, at any meeting of the stockholders of the Company (all such shares and any other securities shall collectively be referred to herein as the “Shares”).

NOW, THEREFORE, the parties agree as follows:

1.           Voting.

1.1           Size of the Board. For so long as the Investor continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company, each Key Holder agrees in favor of the Investor to vote, or cause to be voted, all Shares owned by such Key Holder, or over which such Key Holder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board of Directors of the Company (the “Board”) shall be set and remain at seven (7) directors from the Effective Date and continuing thereafter until December 31, 2015, and shall be set and remain at six (6) directors from January 1, 2016 and thereafter.

1.2           Board Composition. For so long as the Investor continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company, each Key Holder agrees in favor of the Investor to vote, or cause to be voted, all Shares owned by such Key Holder, or over which such Key Holder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, two persons designated by the Investor (each an “Investor Designee” and collectively the “Investor Designees”), shall be elected to the Board. One of the initial Investor Designees shall be David L. Van Andel and the other will be appointed by the Investor at a later date.

1.3          Failure to Designate Board Members. In the absence of any designation from the Investor as specified above, the directors previously designated by the Investor and then serving as the Investor Designees shall be reelected if still eligible to serve as provided herein.

1.4          Removal of Board Members. Each Key Holder also agrees in favor of the Investor to vote, or cause to be voted, all of its Shares at all times, in whatever manner as shall be necessary to ensure that:

(a)          no director elected pursuant to Section 1.2 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Investor; or (ii) the Investor is no longer so entitled to designate or approve such director;

(b)          any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 shall be filled pursuant to the provisions of this Section 1.4; and

(c)          upon the request of the Investor to remove the Investor Designee as director, such Investor Designee shall be removed.

The Key Holders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of the Investor to call a special meeting of stockholders for the purpose of electing directors.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a “Person”) shall be deemed an “Affiliate” of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.5           No Liability for Election of Recommended Directors. Neither the Investor, nor any Affiliate of the Investor, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall the Investor have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

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2.           Remedies.

2.1           Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company’s best efforts to cause the nomination and election of the directors as provided in this Agreement.

2.2           Irrevocable Proxy and Power of Attorney. The Key Holders hereby constitute and appoint as the proxies of the Key Holders, and each hereby grants a power of attorney to the President of the Company, and a designee of the Investor, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, establishing the size of the Board in accordance with Section 1.1 and electing the Investor Designees to the Board in accordance with Section 1.2 hereto, and hereby authorizes each of them to represent and vote, if and only if the Key Holder fails to vote, or attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Investor in connection with the transactions contemplated by the Purchase Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 4 hereof. Each Key Holder hereby revokes any and all previous proxies or powers of attorney with respect to its Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 4 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

2.3           Specific Enforcement. The Key Holders acknowledge and agree that the Investor will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the Key Holders in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that the Investor shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

2.4           Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to the Investor shall be cumulative and not alternative.

3.           Representations and Warranties of Key Holders.

Each Key Holder hereby represents and warrants, severally but not jointly, to the Company and the Investor as follows:

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3.1          Authority Relative to this Agreement. Such Key Holder has all necessary power and authority to execute and deliver this Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Key Holder and constitutes a legal, valid and binding obligation of such Key Holder, enforceable against such Key Holder in accordance with its terms, except (a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to, or affecting generally, the enforcement of creditors’ and other obligees’ rights and (b) where the remedy of specific performance or other forms of equitable relief may be subject to certain equitable defenses and principles and to the discretion of the court before which the proceeding may be brought.

3.2          No Conflict.

(a)          The execution and delivery of this Agreement by such Key Holder does not, and the performance of this Agreement by such Key Holder shall not, (i) conflict with or violate any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to such Key Holder or by which its Shares are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares owned by such Key Holder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Key Holder is a party or by which such Key Holder or the Shares owned by such Key Holder is bound.

(b)          The execution and delivery of this Agreement by such Key Holder does not, and the performance of this Agreement by such Key Holder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity by such Key Holder, other than an amendment to each Key Holder’s Statement on Schedule 13D disclosing the execution of this Agreement.

3.3          Title to the Stock. As of the date hereof, such Key Holder is the owner of the number of Shares set beneath its name on the signature page hereto and is entitled to vote such Shares, without restriction, on all matters brought before the Company’s stockholders. Those Shares are all the securities of the Company owned, either of record or beneficially, by such Key Holder. Such Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Key Holder’s voting rights, charges and other encumbrances of any nature whatsoever; provided that, as of the date hereof 4,333,348 shares of Common Stock held by Tolworthy are subject to vesting and 9,306,898 shares of Common Stock held by Tolworthy may be surrendered to the Company in order to establish a stock incentive plan for directors and employees. Such Key Holder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of its Shares.

4.          Term. This Agreement shall be effective as of the date hereof and shall continue in effect until terminated in accordance with Section 5.7 below or the first date that the Investor is no longer entitled to elect the Investor Designees as directors of the Company in accordance with the terms hereof.

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5.           Miscellaneous.

5.1           Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company’s recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a Key Holder and a party hereto as if such transferee were the transferor and such transferee’s signature appeared on the signature pages of this Agreement. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 5.1. Each certificate or instrument representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 5.11.

5.2           Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3            Governing Law. This Agreement shall be governed by the internal law of the State of New York except to the extent that the corporate laws of the State of Nevada otherwise apply.

5.4           Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5           Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6           Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) five (5) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (c) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth in the following sentence or to such address as subsequently modified by written notice given in accordance with this Section 5.6. If notice is given to the Company, a copy shall also be sent to TWINLAB CONSOLIDATED HOLDINGS, INC., 632 Broadway, Suite 201, New York, NY 10012, Attention: Richard H. Neuwirth, Chief Legal Officer, and if notice is given to the Investor to GREAT HARBOR CAPITAL, LLC, 3133 Orchard Vista Drive SE, Grand Rapids, MI 49546; Attention: Mark Bugge.

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5.7           Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders; and (c) the Investor. Notwithstanding the foregoing, any provision hereof may be waived by the waiving party on such party’s own behalf, without the consent of any other party.

5.8           Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.9           Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.10         Entire Agreement. This Agreement (including the Exhibits and other attachments hereto) constitutes the full and entire understanding and agreement between the parties hereto with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

5.11         Share Certificate Legend. Each certificate or instrument representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

“The Shares REPRESENTED hereby are subject to a Voting Agreement, AS MAY BE AMENDED FROM TIME TO TIME, (a copy of which may be obtained upon written request from the Company), and by accepting any interest in such Shares the person accepting such interest shall be deemed to agree to and shall become bound by all the provisions of that Voting Agreement, including certain restrictions on transfer and ownership set forth therein.”

The Company, by its execution of this Agreement, agrees that it will cause the certificates or instruments evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 5.11 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates or instruments evidencing the Shares to be notated with the legend required by this Section 5.11 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

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5.12         Stock Splits, Stock Dividends, etc. In the event of any issuance of shares of the Company’s voting securities hereafter to any person (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such shares shall become subject to this Agreement and shall be notated with the legend set forth in section

5.13         Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the shares pursuant to the agreement need not make explicit reference to the terms of this Agreement.

5.14         Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

5.15         Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New York and to the jurisdiction of the United States District Court for the district of Western New York for the purpose of any suit, action or other proceeding arising out of or based upon this agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of New York or the United States District Court for the District of Western New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court

Waiver of Jury Trial: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY:

TWINLAB CONSOLIDATED HOLDINGS, INC.

By:	/s/ Thomas A. Tolworth
Name:	Thomas A. Tolworthy
Title:	President and Chief Executive Officer

Address:	632 Broadway, Suite 201
New York, NY 10012

KEY HOLDERS:

Signature:	/s/ Thomas A. Tolworth
Thomas A. Tolworthy

No. of Shares:	48,306,898

Address:	c/o Twinlab Corporation
632 Broadway, Suite 201
New York, NY 10012

Little Harbor, LLC

By:	/s/ Mark Bugge
Name:	Mark Bugge
Title:	Secretary

No. of Shares:	33,168,948

Address:	3133 Orchard Vista Drive SE
Grand Rapids, MI 49546

GOLISANO HOLDINGS LLC

By:	/s/ B. Thomas Golisano
Name:	B. Thomas Golisano
Title:	Member

Address:	C/o Fishers Asset Management
1 Fishers Road
Pittsford, NY 14534
Facsimile: (585) 340-1202

No. of Shares:	88,711,241

[SIGNATURE PAGE NO.1 TO VOTING AGREEMENT]

David L. Van Andel Trust U/A dated November 30, 1993

By:	/s/ David L Van Andel
Name:	David L. Van Andel
Title:	Trustee

No. of Shares:	34,791,814

Address:	3133 Orchard Vista Drive SE
Grand Rapids, MI 49546

Accepted and Agreed

INVESTOR:

GREAT Harbor CAPITAL, LLC

By:	/s/ Mark Bugge
Name:	Mark Bugge
Title:	Secretary

Address:	3133 Orchard Vista Drive SE
Grand Rapids, MI 49546

[SIGNATURE PAGE NO.2 TO VOTING AGREEMENT]

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed on ___________________, 20__, by the undersigned (the “Holder”) pursuant to the terms of that certain Voting Agreement dated as of [_____ __, 20___] (the “Agreement”), by and among the Company and certain of its stockholders referred to therein as Key Holders (as such Agreement may be amended or amended and restated hereafter) in favor of Great Harbor Capital, LLC, a Delaware limited liability company. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1           Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the “Stock”) or options, warrants, or other rights to purchase such Stock (the “Options”), for one of the following reasons (Check the correct box):

☐	As a transferee of Shares from a party in such party’s capacity as an “Investor” bound by the Agreement, and after such transfer, Holder shall be considered an “Investor” for all purposes of the Agreement.

☐	As a transferee of Shares from a party in such party’s capacity as a “Key Holder” bound by the Agreement, and after such transfer, Holder shall be considered a “Key Holder” for all purposes of the Agreement.

☐	In accordance with Section 5.1 of the Agreement, as a new party who is not a new Investor, in which case Holder will be a deemed a “Key Holder” for all purposes of the Agreement.

1.2           Agreement. Holder hereby (a) agrees that the Stock and Options, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3           Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder’s signature hereto.

HOLDER:	ACCEPTED AND AGREED:

By:	TWINLAB CONSOLIDATED HOLDINGS, INC.

Name and Title of Signatory

Address:	By:

Title:

Facsimile Number:

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”), is made and entered into as of October 5th, 2015, by and between Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”), and Golisano Holdings LLC, a New York limited liability company (the “Investor”).

A.           In connection with the Securities Purchase Agreement by and between the parties hereto, dated as of October ___, 2015 (the “SPA” ), the Company has agreed, upon the terms and subject to the conditions of the SPA, to issue and sell to the Investor (i) 88,711,241 shares (the “Purchased Shares”) of the Company’s common stock, $0.001 par value (“Common Stock”), and (ii) the Warrant (as defined in the SPA) which will be exercisable to purchase Warrant Shares (as defined in the SPA) in accordance with the terms of the Warrant.

B.           To induce the Investor to consummate the transactions contemplated by the SPA, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act” ), and applicable state securities laws.

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants hereinafter set forth, the parties agree as follows:

1.          Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the SPA. As used in this Agreement, the following terms shall have the following meanings:

“Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by law to remain closed.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Board” means the board of directors of the Company (and any successor governing body of the Company or any successor of the Company).

“Closing Date” has the meaning set forth in the SPA.

“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act and the Exchange Act at the time.

“Common Shares” means any shares of Common Stock.

“Common Stock” has the meaning set forth in the Recitals and also includes any other common equity securities issued by the Company, and any other shares of stock issued or issuable with respect thereto (whether by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation or other corporate reorganization).

“Company” has the meaning set forth in the preamble and includes the Company's successors by merger, acquisition, reorganization or otherwise.

“Demand Registration” has the meaning set forth in Section 2(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect from time to time.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Investor” has the meaning set forth in the preamble.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Prospectus” means the prospectus or prospectuses included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

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“Registrable Securities” means (a) any Common Shares beneficially owned by the Investor, including, but not limited to the Purchased Shares and the Warrant Shares, and (b) any capital stock of the Company issued or issuable with respect to the Common Shares beneficially owned by the Investor as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise or into which any Common Shares beneficially owned by the Investor are converted or exchanged and shares of capital stock of a Successor Entity (as defined in the Warrant) into which Common Shares owned by the Investor are converted or exchanged, in each case, without regard to any limitations on exercise of the Warrant (it being understood that for purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities whenever such Person has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) a Registration Statement covering such securities has been declared effective by the Commission and such securities have been disposed of pursuant to such effective Registration Statement, (ii) such securities are sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met, (iii) such securities are otherwise transferred and such securities may be resold without subsequent registration under the Securities Act, or (iv) such securities shall have ceased to be outstanding.

“Registration Statement” means any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.

“Rule 144” means Rule 144 promulgated under the Securities Act or any successor rule thereto or any complementary rule thereto (such as Rule 144A).

“Securities Act”  has the meaning given thereto in the Recitals.

“Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any holder of Registrable Securities.

“SPA” has the meaning set forth in the Recitals.

2.          Demand Registration.

(a)          The Company shall use its best efforts to qualify and remain qualified to register securities under the Securities Act pursuant to a Registration Statement on Form S-3 or any successor form thereto. At such time as the Company shall have qualified for the use of a Registration Statement on Form S-3, the holder of Registrable Securities shall have the right to request an unlimited number of registrations under the Securities Act of all or any portion of its Registrable Securities pursuant to a Registration Statement on Form S-3 or any similar short-form Registration Statement (each a “Demand Registration”). Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered. The Company shall cause a Registration Statement on Form S-3 (or any successor form) to be filed within ten (10) days after the date on which a Demand Registration request is given and shall use its reasonable best efforts to cause such Registration Statement to be declared effective by the Commission as soon as practicable thereafter and remain effective until the date on which the Investor has disposed of all of the Common Shares it requested to be registered in such Demand Registration.

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(b)          The Company may postpone for up to ninety (90) days the filing or effectiveness of a Registration Statement for a Demand Registration if the Company's Board determines in its reasonable good faith judgment that such Demand Registration would (i) materially interfere with a significant acquisition, corporate organization or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act.

(c)          If the holder of the Registrable Securities requesting a Demand Registration elects to distribute the Registrable Securities covered by its request in an underwritten offering, it shall so advise the Company as a part of their request made pursuant to Section 2(a). The holder of the Registrable Securities requesting the Demand Registration shall select the investment banking firm or firms to act as the managing underwriter or underwriters in connection with such offering; provided, that such selection shall be subject to the consent of the Company, which consent shall not be unreasonably withheld or delayed.

(d)          The Company shall not grant registration rights to any other holder of the Company’s securities for a period of twelve (12) months from the date of this Agreement.

(e)          The Company shall not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the Investor, which consent shall not be unreasonably withheld or delayed. If a Demand Registration involves an underwritten offering and the managing underwriter of the requested Demand Registration advises the Company and Investor in writing that in its reasonable and good faith opinion the number of Common Shares proposed to be included in the Demand Registration, including all Registrable Securities and all other Common Shares proposed to be included in such underwritten offering, exceeds the number of shares of Common Shares which can be sold in such underwritten offering and/or the number of shares of Common Shares proposed to be included in such Demand Registration would adversely affect the price per share of the Common Shares proposed to be sold in such underwritten offering, the Company shall include in such Demand Registration (i) first, the Common Shares that the Investor proposes to sell, and (ii) second, the Common Shares proposed to be included therein by any other Persons (including Common Shares to be sold for the account of the Company and/or other holders of Common Shares) allocated among such Persons in such manner as they may agree.

(f)          Nothing contained in this Agreement shall prevent the Company from filing a registration statement solely for the Company’s account including without limitation, a registration statement relating to any employee benefit plan filed on Form S-8 or similar form or, with respect to any corporate reorganization or other transaction under Rule 145 of the Securities Act, a registration statement on Form S-4 or similar form, or any registration statement relating to the registration of securities issued to raise financing for the Company.

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3.          Lock-up Agreement. Each holder of Registrable Securities agrees that in connection with any public offering of the Company's Common Stock or other equity securities, and upon the request of the managing underwriter in such offering, such holder shall not, without the prior written consent of such managing underwriter, during the thirty (30) days prior to the effective date of such registration and ending on the date specified by such managing underwriter (such period not to exceed ninety (90) days in the case of any registration) (a) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, hedge the beneficial ownership of or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into, exercisable for or exchangeable for Common Shares (whether such shares or any such securities are then owned by the Holder or are thereafter acquired), or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing provisions of this Section 3 shall not apply to sales of Registrable Securities to be included in such offering pursuant to Section 2(a) and shall be applicable to the holder of Registrable Securities only if all officers and directors of the Company and all stockholders owning more than ten (10%) percent of the Company's outstanding Common Stock are subject to the same restrictions. Each holder of Registrable Securities agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. Notwithstanding anything to the contrary contained in this Section 3, each holder of Registrable Securities shall be released, pro rata, from any lock-up agreement entered into pursuant to this Section 3 in the event and to the extent that the managing underwriter or the Company permit any discretionary waiver or termination of the restrictions of any lock-up agreement pertaining to any officer, director or holder of greater than ten (10%) percent of the outstanding Common Stock.

4.          Registration Procedures. If and whenever the holders of Registrable Securities request that any Registrable Securities be registered pursuant to the provisions of this Agreement, the Company shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as soon as reasonably practicable:

(a)          subject to Section 2(a) prepare and file with a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective;

(b)          prepare and file with the Commission such amendments, post-effective amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective until all of such Registrable Securities have been disposed of and to comply with the provisions of the Securities Act with respect to the disposition of such Registrable Securities in accordance with the intended methods of disposition set forth in such Registration Statement;

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(c)          within a reasonable time before filing such Registration Statement, Prospectus or amendments or supplements thereto, furnish to counsel selected by the holder of such Registrable Securities copies of such documents proposed to be filed, which documents shall be subject to the review, comment and approval of such counsel;

(d)          notify the selling holder of Registrable Securities, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any Prospectus forming a part of such Registration Statement has been filed;

(e)          furnish to the selling holder of Registrable Securities such number of copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus) and any supplement thereto (in each case including all exhibits and documents incorporated by reference therein) and such other documents as such selling holder of Registrable Securities may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such it; provided, that the Company shall have no such obligation to deliver the Prospectus or Prospectuses that are available on the Commission’s EDGAR system;

(f)          use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or “blue sky” laws of such jurisdictions as the selling holder reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such holders to consummate the disposition in such jurisdictions of the Registrable Securities owned by such holder; provided, that the Company shall not be required to qualify generally to do business, subject itself to general taxation or consent to general service of process in any jurisdiction where it would not otherwise be required to do so but for this Section 4(f);

(g)          notify the selling holder of such Registrable Securities, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of such holder, the Company shall prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(h)          make available for inspection by the selling holder of Registrable Securities, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by such holder or underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”), and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such Registration Statement;

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(i)          provide a transfer agent and registrar (which may be the same entity) for all such Registrable Securities not later than the effective date of such registration;

(j)          use its reasonable best efforts to cause such Registrable Securities to be listed on each securities exchange on which the Common Stock is then listed;

(k)          in connection with an underwritten offering, enter into such customary agreements (including underwriting and lock-up agreements in customary form) and take all such other customary actions as the holders of such Registrable Securities or the managing underwriter of such offering reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, making appropriate officers of the Company available to participate in “road show” and other customary marketing activities (including one-on-one meetings with prospective purchasers of the Registrable Securities);

(l)          otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission and make available to its stockholders an earnings statement (in a form that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder) no later than thirty (30) days after the end of the 12-month period beginning with the first day of the Company's first full fiscal quarter after the effective date of such Registration Statement, which earnings statement shall cover said 12-month period, and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act; and

(m)          furnish to the selling holder of Registrable Securities and each underwriter, if any, with (i) a legal opinion of the Company's outside counsel, dated the effective date of such Registration Statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), in form and substance as is customarily given in opinions of the Company's counsel to underwriters in underwritten public offerings; and (ii) a “comfort” letter signed by the Company's independent certified public accountants in form and substance as is customarily given in accountants' letters to underwriters in underwritten public offerings;

(n)          without limiting Section 4(f) above, use its reasonable best efforts to cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the holder of such Registrable Securities to consummate the disposition of such Registrable Securities in accordance with its intended method of distribution thereof;

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(o)          notify the holder of Registrable Securities promptly of any request by the Commission for the amending or supplementing of such Registration Statement or Prospectus or for additional information;

(p)          advise the holder of Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued;

(q)          permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such Registration Statement and to require the insertion therein of language, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

(r)          cooperate with the selling holder of Registrable Securities to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144, subject to compliance with the requirements thereof and, if requested by the Company, the provision of an opinion of counsel reasonably acceptable to the Company as to such compliance and related matters, free of any restrictive legends and representing such number of Common Shares and registered in such names as Investor may reasonably request a reasonable period of time prior to sales of Registrable Securities pursuant to such Registration Statement or Rule 144; provided , that the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System (the “DTCDRS”); and

(s)          otherwise use its reasonable best efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby.

5.          Expenses. All expenses (other than Selling Expenses) incurred by the Company in complying with its obligations pursuant to this Agreement and in connection with the registration and disposition of Registrable Securities, including, without limitation, all registration and filing fees, underwriting expenses (other than fees, commissions or discounts), expenses of any audits incident to or required by any such registration, fees and expenses of complying with securities and “blue sky” laws, printing expenses and fees and expenses of the Company’s counsel and accountants shall be borne by the Company. All Selling Expenses relating to Registrable Securities registered pursuant to this Agreement shall be borne and paid by the holder of such Registrable Securities.

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6.          Indemnification.

(a)          The Company shall indemnify and hold harmless, to the fullest extent permitted by law, the holder of Registrable Securities, such holder's officers, directors, managers, members, partners, stockholders and Affiliates, each underwriter, broker or any other Person acting on behalf of such holder of Registrable Securities and each other Person, if any, who controls any of the foregoing Persons within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against all losses, claims, actions, damages, liabilities and expenses, joint or several, to which any of the foregoing Persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, actions, damages, liabilities or expenses arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 promulgated under the Securities Act) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance; and shall reimburse such Persons for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, action, damage or liability, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the Registration Statement, Prospectus, free-writing prospectus (as defined in Rule 405 promulgated under the Securities Act) or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such holder with a sufficient number of copies of the same prior to any written confirmation of the sale of Registrable Securities.

(b)          In connection with any registration in which a holder of Registrable Securities is participating, such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify and hold harmless, the Company, each director of the Company, each officer of the Company who shall sign such Registration Statement, each underwriter, broker or other Person acting on behalf of the holders of Registrable Securities and each Person who controls any of the foregoing Persons within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any losses, claims, actions, damages, liabilities or expenses resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 promulgated under the Securities Act) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided, that the obligation to indemnify shall be limited to the net proceeds (after underwriting fees, commissions or discounts) actually received by such holder from the sale of Registrable Securities pursuant to such Registration Statement.

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(c)          Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in this Section 6, such indemnified party shall, if a claim in respect thereof is made against an indemnifying party, give written notice to the latter of the commencement of such action. The failure of any indemnified party to notify an indemnifying party of any such action shall not (unless such failure shall have a material adverse effect on the indemnifying party) relieve the indemnifying party from any liability in respect of such action that it may have to such indemnified party hereunder. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense of the claims in any such action that are subject or potentially subject to indemnification hereunder, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after written notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be responsible for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, that if (i) any indemnified party shall have reasonably concluded that there may be one or more legal or equitable defenses available to such indemnified party which are additional to or conflict with those available to the indemnifying party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity provided hereunder, or (ii) such action seeks an injunction or equitable relief against any indemnified party or involves actual or alleged criminal activity, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party without such indemnified party's prior written consent (but, without such consent, shall have the right to participate therein with counsel of its choice) and such indemnifying party shall reimburse such indemnified party and any Person controlling such indemnified party for that portion of the fees and expenses of any counsel retained by the indemnified party which is reasonably related to the matters covered by the indemnity provided hereunder. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicting indemnified parties shall have a right to retain one separate counsel, chosen by the holder of the Registrable Securities included in the registration, at the expense of the indemnifying party.

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(d)          If the indemnification provided for hereunder is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such loss, claim, damage, liability or action as well as any other relevant equitable considerations; provided, that the maximum amount of liability in respect of such contribution shall be limited, in the case of the holder of Registrable Securities, to an amount equal to the net proceeds (after underwriting fees, commissions or discounts) actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method or allocation which does not take account of the equitable considerations referred to herein. No Person guilty or liable of fraudulent misrepresentation shall be entitled to contribution from any Person.

7.          Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

8.          Rule 144 Compliance. With a view to making available to the holder of Registrable Securities the benefits of Rule 144 under the Securities Act and any other rule or regulation of the Commission that may at any time permit a holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3 (or any successor form), the Company shall:

(a)          make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the Registration Date;

(b)          use reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act, at any time after the Company has become subject to such reporting requirements; and

(c)          furnish to the holder so long as the holder owns Registrable Securities, promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed or furnished by the Company as such holder may reasonably request in connection with the sale of Registrable Securities without registration.

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9.          Preservation of Rights. The Company shall not without the prior written consent of the Investor: (a) grant any registration rights to third parties which are more favorable than or inconsistent with the rights granted hereunder, or (b) enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to the holders of Registrable Securities in this Agreement.

10.         Termination. This Agreement shall terminate and be of no further force or effect when there shall no longer be any Registrable Securities outstanding; provided, that the provisions of Section 5, Section 6, Section 11 and Sections 12 through 19 shall survive any such termination.

11.         Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11).

If to the Company:	Twinlab Consolidated Holdings, Inc.
632 Broadway, Suite 201
New York, NY 10012
Attention: General Counsel

with a copy to (which shall not constitute notice	Wilk Auslander LLP
to the Company):	1515 Broadway
New York, NY 10036
Attention: Joel I. Frank, Esq.

If to the Registered Owner:	Golisano Holdings LLC
One Fisher Road
Pittsford, NY 14534
Attention: B. Thomas Golisano, Member

with a copy to (which shall not constitute notice	Woods Oviatt Gilman, LLP
to the Registered Owner):	Suite 700
Two State Street
Rochester, NY 14614
Attention: Gordon E. Forth, Esq.

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12.         Entire Agreement. This Agreement, together with the SPA, and any related exhibits and schedules thereto, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. Notwithstanding the foregoing, in the event of any conflict between the terms and provisions of this Agreement and those of the SPA, the terms and conditions of this Agreement shall control.

13.         Successor and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Company may assign this Agreement at any time in connection with a sale or acquisition of the Company, whether by merger, consolidation, sale of all or substantially all of the Company’s assets, or similar transaction, without the consent of the Investor; provided , that the successor or acquiring Person agrees in writing to assume all of the Company’s rights and obligations under this Agreement.  Investor may assign its rights hereunder to any purchaser or transferee of Registrable Securities; provided, that such purchaser or transferee shall, as a condition to the effectiveness of such assignment, be required to execute a counterpart to this Agreement agreeing to be treated as a holder of Registrable Securities whereupon such purchaser or transferee shall have the benefits of, and shall be subject to the restrictions contained in, this Agreement as if such purchaser or transferee was originally included in the definition of an Investor herein and had originally been a party hereto.

14.         No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

15.         Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

16.         Amendment, Modification and Waiver. The provisions of this Agreement may only be amended, modified, supplemented or waived with the prior written consent of the Company and the holder of the Registrable Securities. No waiver by any party or parties shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

17.         Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

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18.         Remedies. The holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The Company acknowledges that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and the Company hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

19.         Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction). Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States or the courts of the State of New York in each case located in the State of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

20.         Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 20.

21.         Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first written above.

TWINLAB CONSOLIDATED HOLDINGS, INC.

By:	/s/ Thomas A. Tolworthy
Name: Thomas A. Tolworthy
Title: President and Chief Executive Officer

GOLISANO HOLDINGS LLC

By:	/s/ B. Thomas Golisano
Name: B. Thomas Golisano
Title: Member

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Twinlab Consolidated Holdings, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 15th day of October, 2015.

Date: October 15, 2015

/s/ B. Thomas Golisano
B. Thomas Golisano

Golisano Holdings LLC

By:	/s/ B. Thomas Golisano
B. Thomas Golisano, Member